Form 10-K405, Exhibit 13
period 1998-12-31
IVEX PACKAGING CORP /DE/
filed 1999-03-30
CIK 900367

                                                                      EXHIBIT 13


                                ABOVE AND BEYOND

                                    [PHOTO]



                  Ivex Packaging Corporation 1998 Annual Report

                                   IVEX PACKAGING CORPORATION 1998 ANNUAL REPORT

IN THE SPIRIT OF INNOVATION, WE HAVE ASKED PHOTOGRAPHER JEFF STEPHENS TO INTERPRET OUR MOST TREASURED VALUES USING IVEX PACKAGING MATERIAL



                                    IVEX PACKAGING CORPORATION, A DELAWARE
                                    CORPORATION (the "Company" or "Ivex"), is a vertically integrated specialty packaging company that designs and manufactures value-added plastic and paper-based flexible packaging products for consumer and industrial packaging markets. Ivex focuses on niche markets which management believes provide attractive margins and growth and where the Company's integrated manufacturing capabilities can enhance its competitive position. Ivex serves a variety of markets, providing packaging for food, medical devices and electronic goods and protective packaging for industrial products.

                                    Front and Back Cover* Ivex manufactures a vast array of products for food packaging applications. Ultra Pac, Inc., acquired by Ivex in 1998, provides the world with the most complete collection of innovative food packaging solutions.



  December 31 (dollars in thousands,
   except per share data)                              1998           1997            1996            1995            1994
  ---------------------------------------------------------------------------------------------------------------------------
  STATEMENTS OF OPERATIONS DATA(1)
  Net sales                                       $ 606,451      $ 538,475       $ 451,807       $ 451,569       $ 390,975
  Net income (loss) before
  extraordinary loss                                 28,194         (9,540)          8,668         (22,125)         (9,293)
  Net income (loss) before
  extraordinary loss per
  share--basic                                         1.36          (0.75)           0.84           (2.14)          (0.90)
  Net income (loss) before
  extraordinary loss per
  share--diluted                                       1.35          (0.75)           0.84           (2.14)          (0.90)
  EBITDA(2)                                         107,751         86,804          75,024          63,089          53,658
  Operating Income(2)                                73,727         59,625          52,300          41,828          31,469


  December 31 (dollars in thousands)                   1998           1997            1996            1995            1994
  ---------------------------------------------------------------------------------------------------------------------------
  BALANCE SHEET DATA
  Total assets                                    $ 556,145      $ 427,465       $ 315,901       $ 294,911       $ 304,246
  Long-term debt                                    409,071        319,055         352,893         353,717         330,768
  Stockholders' equity (deficit)                     22,191        (12,169)       (127,344)       (136,332)       (111,266)
  ---------------------------------------------------------------------------------------------------------------------------

(1) The selected financial data presented above for, and as of, each of the years in the five-year period ended December 31, 1998, are derived from the consolidated audited financial statements of the Company. See discussion of the Company's acquisitions in Supplemental Financial Data. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.

(2)  Excludes special charge (benefit).

                          [performance graph]
                          NET SALES in millions of dollars

                          [performance graph]
                          EBITDA* in millions of dollars
HIGHLIGHTS
                          [performance graph]
                          OPERATING INCOME* in millions of dollars


                          * Excludes special charge (benefit).

                                CHAIRMAN'S LETTER

To Our Shareholders
Our second year as a public company was, by any measure of performance, another outstanding year for Ivex Packaging Corporation, as demonstrated by 13% revenue growth, several acquisitions, further development of international markets and 24% growth in operating income.

Please take a closer look at this annual report. It portrays our commitment to going above and beyond the norm, as well as our appreciation for creative thinking and bold expression. This original perspective using Ivex materials and products emphasizes the versatility and innovative nature that we consistently offer our growing list of customers.

I firmly believe that our strategic selection of end use markets will continue to enhance our growth opportunities and strong competitive position. Examples of such markets include medical packaging of diagnostic kits used in hospitals and nursing homes, customized protective packaging for electronic products in world wide distribution, convenience food packaging for food service and supermarkets and innovative private mailing packaging for mail-order and internet commerce.

Ivex has continued to extend its plastic extrusion capabilities, currently manufacturing OPS sheet and film, PET, PVC, polypropylene, polyethylene and co-extruded specialties. In addition, our specialties in paper, film, foil and custom laminations combined with unique printing capabilities give us the most extensive specialty converting options for alternative customer applications in the industry.

Growth has been, and will continue to be, the hallmark of Ivex Packaging. We have increased revenue at double-digit rates for the past six quarters. Our gross profit has doubled in five years, and operating income has grown at an average rate of over 20%. We are well balanced between internal and external growth.

                                                             /S/ George B. Bayly

Internally, we continue to develop new and sophisticated products, such as an innovative new adhesiveless polyethylene film used in surface protection applications. We are constantly expanding our plastic sheet product offerings by adding customized features to attract a wider array of customers. Similarly, our creative design team has been continually recognized with awards for packaging innovation.

Externally, Ivex has successfully continued our disciplined acquisition program, which enables us to extend capacity, product range and geographic reach. In 1998, we made several important acquisitions including Ultra Pac and the Bleyer fluted cup business. Outside the United States, we continue to strengthen our position. In 1998, we acquired several small international businesses--Gammaplast in Lyon, France; MaxPack in Monterrey, Mexico; and Geco Packaging in Barcelona, Spain. These companies strengthen Ivex's strategic position in both established and emerging markets.

In our first report I outlined a vision for aggressive, strategic growth. Our strategy remains unchanged and we are very focused on the consistent implementation of that strategy. You can expect no let up in the devotion to our core business and the pursuit of future opportunities.

Another fundamental uniqueness forms the character of Ivex Packaging Corporation--our people; responding to higher standards, regularly demonstrating extreme levels of commitment and energy. I am highly grateful for their individual effort as well as the combined talent of our 4,000 employees. We are all dedicated to creating increased value for our customers and shareholders alike. In closing, let me also express my appreciation for your continued support and interest in our company.

                                                   Kind regards, George V. Bayly
                                    Chairman, President, Chief Executive Officer

                                    [PHOTO]

                                        Innovation is not our challenge.

                                        It's our duty.

                                        We measure our performance in terms of

                                        intuition,

                                        independence,

                                        courage,

                                        discipline,


                                        ingenuity.                         IVEX

Departure from the ordinary             yields the extraordinary.

                                        The leader in specialty packaging.


                                        Medical Trays are an example of the wide range of packaging products Ivex manufactures for the medical industry.

                                    [PHOTO]

                                    [PHOTO]

                                        Trust.

                       Instincts grounded in practical method and experience.

The ability to                          see

                                        through and beyond outward evidence

                                        in harnessing proprietary technology,

                                        focusing on niche markets,

                                                                INTUITION

                                        measuring strategic acquisitions.

                                        Impossible to quantify.

                                        Even harder to explain.


                                        Fragility packaging protects electronic
                                        products, such as disk drives and
                                        circuit boards, during manufacture and
                                        transport. This high-density,
                                        polyethylene packaging has greater
                                        shock-resistance than traditional foam
                                        packaging.

                                        Freedom.

To exercise authority, responsibility, accountability.

       To respond with growth, performance, results.                  To create.

INDEPENDENCE                            To energize.

                                        The fuel of management.

                                        Specialty coated paper is one of several packaging materials manufactured by Ivex for unique customized products.

                                    [PHOTO]

                                    [PHOTO]

                                        One bold step encourages another.

                       Innovation treads among the unknown.


                                        Untested.

COURAGE                                 Dominant capability applied to
                                        unexpected solutions,

                                        precise customization, high growth
                                        markets.

                                        Uncontested.


                                        Ivex Protective Masking Films, part of
                                        our Industrial Group, are adhesive
                                        coated polyethylene films. These films
                                        are specialty coated for safe guarding
                                        surfaces such as metal, plastic, wood
                                        and glass.

                                        Constancy in regimen.

                                        Compliance in duty.

                                        Obedience and self              control.

                       Upholding the highest standards of accuracy, precision

DISCIPLINE                              and quality

                                        delivers the pinnacle of success

                                        and the food products intact.

                                        Bleyer's fluted cup business, acquired
                                        by Ivex in 1998, focuses on the
                                        conversion of specialty food grade
                                        papers into baking cups and liners for
                                        food packaging applications.

                                    [PHOTO]

                                    [PHOTO]

                                        Clever solutions

born out of practical demands.

             Wealth of resources,  intellectual,                 material,

allows solutions to be inspired by needs, not inventory.

                                        Creativity.

INGENUITY

                                        A process of expansion

                                        pursued by subtraction.

                                        Essential reduction.

                                        Oriented Polystyrene Sheet (OPS) is
                                        manufactured by our Polymerization and
                                        Extrusion Group. Ivex is the world's
                                        largest producer of OPS.

Management's Discussion and Analysis       20

Consolidated Balance Sheets                28

Consolidated Statements of Operations      29

Consolidated Statements of Changes in      30
Stockholder's Equity (Deficit)

Consolidated Statements of Cash Flows      31                         CONTENTS

Notes to Consolidated Financial Statements 32

Report of Independent Accountants          47

Directors and Officers                     48

Market Prices of Common Stock              49



   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUPPLEMENTAL FINANCIAL DATA

The unaudited supplemental financial data below are presented to illustrate the historical results of operations and selected financial data of the Company for each of the years in the three-year period ended December 31, 1998 for the purposes of the statement of operations and other operating data, and as of the dates presented below for the purposes of the balance sheet data.



Year Ended December 31 (dollars in thousands, except per share data)         1998            1997         1996
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA(1)
Net sales                                                                   $ 606,451        $ 538,475        $ 451,807
Gross profit                                                                  145,316          119,660          100,383
Selling and administrative                                                     69,393           58,924           47,462
Amortization of intangibles                                                     2,196            1,111              621
Special charge (benefit)(2)                                                    (2,766)          53,329             --
-----------------------------------------------------------------------------------------------------------------------
Income from operations                                                         76,493            6,296           52,300
Interest expense                                                               29,561           41,889           42,732
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary loss                       46,932          (35,593)           9,568
Income tax provision (benefit)                                                 18,738          (26,053)             900
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary loss                                        28,194           (9,540)           8,668
Extraordinary loss(3)                                                            --            (26,730)            --
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           $  28,194        $ (36,270)       $   8,668
=======================================================================================================================
Earnings (loss) per share--diluted(4)
   Income (loss) before extraordinary loss                                  $    1.35        $   (0.75)       $    0.84
   Net income (loss)                                                             1.35            (2.85)            0.84

OTHER OPERATING DATA
Adjusted EBIT(5)                                                            $  73,727        $  59,625        $  52,300
   Percent margin                                                                12.2%            11.1%            11.6%
Depreciation and amortization                                               $  34,024        $  27,179        $  22,724
Adjusted EBITDA(6)                                                            107,751           86,804           75,024
   Percent margin                                                                17.8%            16.1%            16.6%
Capital expenditures                                                        $  40,137        $  25,364        $  17,633


December 31 (dollars in thousands)                                               1998             1997             1996
-----------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Working capital(7)                                                          $  62,077        $  41,741        $  32,539
Total assets                                                                  556,145          427,465          315,901
Long-term debt                                                                409,071          319,055          352,893
Stockholders' equity (deficit)                                                 22,191          (12,169)        (127,344)

(1) The financial data of Ivex reflect the following acquisitions as of the respective acquisition dates: Packaging Products, Inc. as of September 11, 1995; Plastofilm Industries, Inc. ("Plastofilm") as of August 16, 1996; Trio Products, Inc. ("Trio") as of September 11, 1996; the European OPS business of Envirodyne Industries, Inc. (the "European OPS Business") as of January 17, 1997; M&R Plastics Inc. ("M&R") as of February 21, 1997; AVPEX International Corporation ("AVP") as of August 8, 1997; Crystal Thermoplastics Inc. ("Crystal") as of November 3, 1997; Ultra Pac, Inc. ("Ultra Pac") as of April 23, 1998; and the paper packaging business of Bleyer Industries, Inc. ("Bleyer Paper") as of October 2, 1998. The selected financial data presented includes results of the Company's Detroit, Michigan facility through November 19, 1998, the date of its sale to Packaging Holdings L.L.C. The supplemental financial data should be read in conjunction with the consolidated financial statements and notes thereto.

(2) See special charge (benefit) section of Results of Operations.

(3) During 1997, the Company recorded an extraordinary loss of $26,730 (net of tax of $15,035) associated with the refinancing of substantially all of its debt.

(4) The earnings (loss) per share amounts give effect to the Company's 9.65-for-1 stock split effective October 6, 1997.

(5) Adjusted EBIT includes income from operations adjusted to exclude special charge (benefit). The Company believes that Adjusted EBIT provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBIT is not a defined term under generally accepted accounting principles ("GAAP") and is not indicative of operating income or cash flow from operations as determined under GAAP.

(6) Adjusted EBITDA includes income from operations adjusted to exclude depreciation and amortization expenses and special charge (benefit). The Company believes that Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBITDA is not a defined term under GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP.

(7) Working capital is determined to be the excess of current assets over current liabilities (including the current portion of long-term debt).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion addresses the information and financial data contained in "Supplemental Financial Data." Ivex Packaging Corporation owns 100% of the common stock of IPC, Inc. ("IPC"). References to the Company or Ivex herein reflect the consolidated results of Ivex Packaging Corporation. The Company is divided into two operating segments, Consumer Packaging and Industrial Packaging.

  RESULTS OF OPERATIONS

  For the Years Ended December 31, 1998, 1997 and 1996

  NET SALES
  The Company's net sales increased by 12.6% during the year ended December 31, 1998 over the Company's net sales during the corresponding period in 1997. The Company's net sales increased by 19.2% during the year ended December 31, 1997 over the Company's net sales during the corresponding period in 1996. The overall increase in both years is due to the strong increase in Consumer Packaging's sales and the incremental sales attributable to newly acquired companies. See additional discussion in the Operating Segments section.

  GROSS PROFIT
  The Company's gross profit increased 21.4% during 1998 compared to 1997 primarily as a result of the incremental profit associated with the newly acquired companies, increased sales volume and improved operating efficiencies in the Consumer Packaging segment, as well as reduced raw material costs in many of the Company's businesses. The increased gross profit during 1998 was partially offset by the lower sales in the Industrial Packaging segment. Gross profit margin increased to 24.0% in 1998 compared with 22.2% in 1997. This improvement in gross margin is primarily the result of reduced raw material costs in many of the Company's businesses and the improved operating efficiencies, resulting from the increased sales in the Consumer Packaging segment.

  The Company's gross profit increased 19.2% during 1997 compared to 1996 primarily as a result of the incremental profit associated with the recently completed acquisitions and the increase in the Company's overall unit sales volume. The increased gross profit during 1997 was partially offset by lower margins in the Company's recycled and specialty paper operations and in the Company's polymerization operations due primarily to higher raw material costs. Gross profit margin was 22.2% in both 1997 and 1996.

  OPERATING EXPENSES
  Selling and administrative expenses increased 17.8% during 1998 compared to 1997 primarily as a result of the selling and administrative expenses associated with the newly acquired companies. As a percentage of net sales, selling and administrative expenses increased to 11.4% in 1998 compared to 10.9% in 1997 primarily due to the higher selling and administrative expenses associated with the recent acquisitions, lower net sales in the Industrial Packaging segment and higher incentive compensation.

  Selling and administrative expenses increased 24.1% during 1997 compared to 1996 primarily as a result of the larger selling and administrative expenses associated with the newly acquired companies. As a percentage of net sales, selling and administrative expenses increased to 10.9% in 1997 compared to 10.5% in 1996 primarily due to the higher selling and administrative expenses associated with the medical and electronics packaging products group which the Company acquired in 1996 and the additional management committed to the Company's surface protection business. This increase was partially offset by a reduction in incentive compensation.

  Amortization of intangibles increased during 1998 compared to 1997 and 1997 compared to 1996 as a result of the incremental goodwill amortization associated with the Company's acquisitions.

  SPECIAL CHARGE (BENEFIT)
  In conjunction with the sale of their stock during 1998, certain members of senior management (the "Management Stockholders") repaid $2.7 million of their loans from the Company (the "Management Loans"). Such loans were made to senior management during the fourth quarter of 1997 and the first quarter of 1998 pursuant to a stock option plan (the "IPC Option Plan") to enable them to pay their individual income taxes in connection with the exchange of options granted under the IPC Option Plan (the "IPC Options"). In addition, during the fourth quarter of 1997, the Company recorded an accrual for the anticipated future Company payments to senior management of an amount which (after taxes) enabled such management to pay interest on the Management Loans. As a result of these 1998 loan repayments by the Management Stockholders, the Company's accrual for such future Company payments was reduced by $2.8 million during the second quarter of 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  During the third quarter of 1997, the Company recorded a nonrecurring non-cash compensation charge of $53.3 million in connection with the Company's exchange, pursuant to the IPC Option Plan, of the IPC Options into 2,114,133 newly issued shares of the Company's common stock and newly issued stock options exercisable for 817,067 shares of the Company's common stock. The nonrecurring compensation charge consisted of (i) a non-cash compensation charge of $33.8 million associated with the exchange of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of $19.5 million associated with the accrual of future Company payments to senior management of an amount which (after taxes) would enable such management to pay interest on the Management Loans.

  INCOME FROM OPERATIONS
  Income from operations and operating margin were $76.5 million and 12.6%, respectively, during 1998, compared to $6.3 million and 1.2%, respectively, during 1997 and $52.3 million and 11.6%, respectively, during 1996. The increase in income from operations in 1998 compared with 1997 is the result of the special benefit recorded in 1998 and the special charge recorded in 1997. Excluding this special benefit and charge, operating income and margin would have been $73.7 million and 12.2%, respectively, in 1998 and $59.6 million and 11.1%, respectively, in 1997. The increase in 1998 operating income (excluding special charge and benefit) is primarily the result of the incremental income from the recently completed acquisitions and the improved gross profit. The increase in the 1998 operating margin (excluding special charge and benefit) is the result of the improved gross profit margin. The decrease in income from operations and operating margin in 1997 compared with 1996 primarily results from the special charge recorded in 1997. Excluding this special charge, the increase in 1997 income from operations is primarily the result of the incremental income from the acquisitions completed during 1996 and 1997 and the decrease in operating margin primarily results from the increased operating expenses as a percentage of net sales.

  INTEREST EXPENSE
  Interest expense during 1998 was $29.6 million compared to $41.9 million and $42.7 million during 1997 and 1996, respectively. The decrease in both 1998 and 1997 interest expense compared to the prior year is primarily the result of the Company's successful initial public offering of common stock and debt refinancing completed during the fourth quarter of 1997.

  INCOME TAXES
  The Company's 1998 income tax provision approximates 40% reflecting current and deferred U.S. federal and state tax provisions that were slightly less than the consolidated effective rate offset by current and deferred foreign tax provisions (primarily Canada) that were slightly more than the consolidated effective rate. During 1998, the Company paid cash taxes only for U.S. alternative minimum tax, state tax and foreign tax (primarily Canada). As a result of the Company's net operating loss carryovers for U.S. federal tax, the Company did not pay regular U.S. federal tax during 1998. At December 31, 1998, the Company had U.S. net operating loss carryovers of $144.0 million of which approximately $85.1 million are limited in their annual usage to approximately $10.5 million per year.

  The Company's tax benefit for 1997 reflects the deferred benefit of the loss before income taxes recorded in 1997 and a $13.2 million deferred benefit associated with the reversal of a portion of the Company's valuation allowance for deferred tax assets. During the third quarter of 1997, the Company determined that it was more likely than not that a portion of its deferred tax assets (comprised primarily of net operating loss carryforwards) would be realizable given the Company's initial public offering and debt refinancing.

  EXTRAORDINARY LOSS
  The extraordinary loss in 1997 of $26.7 million (net of tax of $15.0 million) consists of $32.3 million of premiums paid to retire its 131/4% Senior Discount Debentures and its 121/2% Subordinated Notes, the write-off of $8.2 million of deferred financing costs related to the retired debt and the refinancing of the Company's senior credit facility, and $1.2 million of expenses incurred to retire the debt and the existing credit facility.

  NET INCOME/LOSS
  Net income was $28.2 million in 1998 compared to a net loss of $36.3 million in 1997. The increase in net income in 1998 is primarily the result of the special charge and extraordinary loss recorded in 1997, as well as the Company's improved operating income and reduced interest expense.

  Net loss was $36.3 million in 1997 compared to net income of $8.7 million in 1996. The net loss during 1997 is primarily the result of the special charge and extraordinary loss recorded during 1997 as discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING SEGMENTS

NET SALES

The following table sets forth information with respect to net sales of the Company's operating segments for the periods presented.

                                                                     % of                    % of                      % of
Year Ended December 31 (dollars in thousands)           1998    Net Sales       1997    Net Sales         1996    Net Sales
-----------------------------------------------------------------------------------------------------------------------------

Consumer Packaging                                  $383,277         63.2    $298,449         55.4    $215,074         47.6

Industrial Packaging                                 223,174         36.8     240,026         44.6     236,733         52.4
-----------------------------------------------------------------------------------------------------------------------------

Total                                               $606,451        100.0    $538,475        100.0    $451,807        100.0
=============================================================================================================================

Consumer Packaging's net sales increased by 28.4% in 1998 from 1997 levels and 38.8% in 1997 from 1996 levels. The 1998 increase in Consumer Packaging sales primarily resulted from the second quarter 1998 acquisition of Ultra Pac, the fourth quarter 1998 acquisition of Bleyer Paper and the Company's 1997 acquisitions (including M&R, AVP and Crystal). Additionally, the 1998 increase was the result of increased unit sales volume of extruded sheet and film and converted plastic and paper products partially offset by lower average selling prices. The increase in 1997 net sales compared to 1996 was primarily the result of incremental sales volume associated with the 1997 acquisitions and a full year effect of the Company's 1996 acquisitions (Plastofilm and Trio). Additionally, the 1997 increase was the result of increased unit sales volume of extruded sheet and film and converted plastic and paper products partially offset by lower average selling prices.

Industrial Packaging's net sales decreased by 7.0% in 1998 from 1997 and increased by 1.4% in 1997 from 1996. The decrease in 1998 from 1997 was attributable to the disposition of the Company's Detroit paper mill in November 1998 and lower unit sales volume in most of Industrial Packaging's product categories. As expected, the Company experienced significant unit volume decreases in its coated and laminated products as a result of the declining markets for these products. In addition, the Company experienced unit volume decreases in its protective packaging products as a result of, among other things, increased competition for certain of these products. The Company also experienced unit volume decreases in its surface protection business primarily as a result of reduced demand from its customers and slower market growth resulting from end use customer market dislocations in Asia. The 1998 decrease was partially offset by increased volume in certain adhesiveless surface protection product groups as well as increased volume in the segment's Canadian paper packaging business. The increase in net sales in 1997 from 1996 was primarily attributable to an increase in the unit sales volume of the Company's recycled and specialty lightweight paper and surface protection masking products. The 1997 increase was partially offset by a decline in the unit sales volume of coated and laminated products and decreased average selling prices for the Company's recycled and specialty lightweight paper.

ADJUSTED EBITDA

Adjusted EBITDA includes income from operations adjusted to exclude depreciation and amortization expenses and special charge (benefit). The Company believes that Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBITDA is not a defined term under GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP. Operating performance and decisions are based on Adjusted EBITDA of each segment. The following table sets forth information with respect to Adjusted EBITDA of the Company's operating segments for the periods presented.



                                                                      % of                      % of                      % of
Year Ended December 31 (dollars in thousands)            1998    Net Sales         1997    Net Sales         1996    Net Sales
-------------------------------------------------------------------------------------------------------------------------------

Consumer Packaging                                  $  77,425         20.2    $  55,044         18.4    $  41,727         19.4

Industrial Packaging                                   37,948         17.0       37,778         15.7       39,743         16.8

Corporate expenses                                     (7,622)         --        (6,018)          --       (6,446)         --
-------------------------------------------------------------------------------------------------------------------------------

Total                                               $ 107,751         17.8    $  86,804         16.1    $  75,024         16.6
===============================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The Company's Adjusted EBITDA increased by $20.9 million to $107.8 million in 1998, an Adjusted EBITDA margin of 17.8%, compared to 1997 Adjusted EBITDA of $86.8 million and an Adjusted EBITDA margin of 16.1%. The increase in Consumer Packaging's Adjusted EBITDA during 1998 was primarily attributable to the incremental Adjusted EBITDA from the recently completed acquisitions and the incremental profitability associated with the increased sales volume and improved gross profit margin. The slight increase in Industrial Packaging's Adjusted EBITDA was the result of improved gross profit margins resulting from lower raw material costs partially offset by lower sales volume. The increase in corporate expense was primarily due to higher compensation and incentive compensation expense and public company expenses.

  The Company's Adjusted EBITDA increased by $11.8 million to $86.8 million in 1997, an Adjusted EBITDA margin of 16.1%, compared to 1996 Adjusted EBITDA of $75.0 million and an Adjusted EBITDA margin of 16.6%. The increase in Consumer Packaging's Adjusted EBITDA during 1997 was primarily attributable to the incremental Adjusted EBITDA from the acquisitions completed during 1997 and 1996 and the improved profitability associated with the increased sales volume of extruded sheet and film and converted plastic and paper products. The 1997 increase was partially offset by decreased profitability of the Company's polymerization operations and poor European thermoforming operating performance. The decrease in Industrial Packaging's Adjusted EBITDA during 1997 was the result of weaker margins in the Company's recycled and specialty paper operations and increased operating expenses in the Company's surface protection business. Corporate expense decreased 6.6% from $6.4 million to $6.0 million primarily as a result of reduced incentive compensation.


  LIQUIDITY AND CAPITAL RESOURCES

  On August 19, 1998, the Company amended its Senior Credit Facility (the "Senior Credit Facility") to increase the Revolving Credit Facility to $265.0 million from $175.0 million, among other things. At December 31, 1998, the Company had cash and cash equivalents of $7.4 million. At December 31, 1998, borrowings of $112.8 million were outstanding and $106.4 million was available under the Revolving Credit Facility of the Senior Credit Facility. IPC's working capital at December 31, 1998 was $62.1 million.

  The primary short-term and long-term operating cash requirements for the Company are for debt service, working capital and capital expenditures. The Company expects to rely on cash generated from operations supplemented by Revolving Credit Facility borrowings under the Senior Credit Facility to fund the Company's principal short-term and long-term cash requirements.

  The Senior Credit Facility is comprised of a $150.0 million Term A Loan, $150.0 million Term B Loan and $265.0 million Revolving Credit Facility (up to $65.0 million of which may be in the form of letters of credit). The Term A Loan is required to be repaid in quarterly payments totaling $21.25 million in 1999, $25.0 million in 2000, $26.25 million in 2001, $31.25 million in 2002 and $26.25 million in 2003 and the Term B Loan is required to be repaid in quarterly payments totaling $1.5 million per annum through September 30, 2003 and four installments of $35.25 million on December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004. The interest rate of the Senior Credit Facility can be, at the election of IPC, based upon LIBOR or the Adjusted Base Rate, as defined therein, and is subject to certain performance pricing adjustments. The Term A Loan and loans under the Revolving Credit Facility bear interest at rates up to LIBOR plus 1.625% or the Adjusted Base Rate plus 0.625%. As of December 31, 1998, such rates were 1.125% plus LIBOR. The Term B Loan bears interest at rates up to LIBOR plus 2.00% or the Adjusted Base Rate plus 1.0%. As of December 31, 1998, such rates were 1.75% plus LIBOR. Borrowings are secured by substantially all the assets of the Company and its subsidiaries. The Revolving Credit Facility and Term A Loan will terminate on September 30, 2003 and the Term B Loan will terminate on September 30, 2004. Under the Senior Credit Facility, IPC is required to maintain certain financial ratios and levels of net worth and future indebtedness and dividends are restricted, among other things. The Company believes it is currently in compliance with the terms and conditions of the Senior Credit Facility in all material respects.

  IPC's industrial revenue bonds require monthly interest payments and are due in varying amounts and dates through 2009. Certain letters of credit under the Senior Credit Facility provide credit enhancement for IPC's industrial revenue bonds.

  In order to reduce the impact of changes in interest rates on its variable rate debt, the Company entered

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  into interest rate derivative instruments discussed in Quantitative and Qualitative Disclosures About Market Risk.

  The Company made capital expenditures of $40.1 million, $25.4 million and $17.6 million in 1998, 1997 and 1996, respectively. At December 31, 1998, the Company has a significant number of capital projects ongoing in all operating segments. In future periods, the capital spending is expected to approximate or slightly exceed depreciation expense.

  On April 23, 1998, the Company acquired all of the common stock of Ultra Pac for $67.6 million. In addition, the Company assumed approximately $18.7 million of Ultra Pac indebtedness and paid fees associated with the transaction of approximately $2.5 million. On October 2, 1998, the Company acquired Bleyer Paper for $17.3 million. These acquisitions were financed with Revolving Credit Facility borrowings under the Senior Credit Facility. Ivex currently intends to pursue additional acquisitions through a disciplined acquisition program.

  On November 19, 1998, Packaging Holdings LLC, a newly organized Delaware limited liability company ("Packaging") acquired (i) the business of Bagcraft Corporation of America ("Bagcraft") for a cash purchase price of $89.0 million and (ii) the business of the Company's Detroit paper mill facility for 12% Subordinated Notes with an original face value of $12.5 million (the "Packaging Notes") and an equity interest equal to 49.5% of the equity of Packaging. The Company has accounted for its investment in Packaging through the equity method of accounting. Interest on the Packaging Notes is currently paid-in-kind at a rate of 12% on a semi-annual basis. The Packaging Notes are unsecured and mature on November 21, 2005.


  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In June 1998, the FASB issued FAS 133, "Accounting for Derivatives and Similar Financial Instruments and Hedging Activities," which requires all derivatives to be measured at fair value and recognized in the statement of financial position as assets or liabilities. In addition, all hedges fall into one of two categories--fair value and cash flow hedges--which determines whether changes in fair value of the hedge are recorded in net income or in other comprehensive income. The statement is effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact of the adoption of FAS 133 on its financial position and results of operations.


  YEAR 2000

  The Year 2000 issue refers to computer equipment which uses two digits rather than four to define a given year and which therefore might read a date using "00" as the year 1900 rather than the year 2000. As the Year 2000 approaches, such systems may be unable to process certain date based information. This could result in system failure or miscalculations causing disruptions of operations and the inability to engage in normal business activities.

  The Company initiated a company-wide program to prepare its computer systems and applications for the Year 2000. The initial focus of the Company's compliance contained the following steps: assessment of the issue; planning the conversion; plan implementation; and testing. Those systems determined to be at risk were prioritized and plans were put in place to upgrade systems by remediation, replacements or outsourcing. Through December 1998, the assessment and planning phases have been completed for all systems. A majority of the Company's facilities has already implemented or is in the process of implementing one information technology system (the "IT system"). The implementation of the IT system began in the mid-1990's as a strategic effort to upgrade the Company's computer systems. Based on vendor representation and in-house testing, the Company believes the IT system is Year 2000 compliant. All facilities that are not implementing the IT system have information technology systems that are believed to be Year 2000 compliant, based on vendor representation and in-house testing. The Company's objective is to become Year 2000 compliant with all mission critical activities and systems by June 1999, allowing substantial time for further testing, verification and the final completion of less important systems by fourth quarter 1999. Contingency plans will be developed in 1999.

  In addition to the information technology system review noted above, the Company has initiated processes to review and to modify where appropriate, other areas impacted by Year 2000. These areas include, but are not limited to, personal computer hardware and software, remote location access to information technology systems, facility management and certain non-information technology issues,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  such as the extent to which embedded chips are used in machinery and equipment used in operations. In relation to the Company's vendors, the Company is in the process of communicating with its significant vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 compliance issues. The Company expects to complete its evaluation by the first quarter of 1999. The Company cannot give any assurances that another company's failure to become compliant will not have an effect on the Company. However, the Company believes that any noncompliance by its vendors should not have a material adverse effect on the Company, although there can be no assurances that this will be the case.

  The Company has determined that it has no exposure to contingencies related to the Year 2000 issue for products it has sold.

  The Company expects to incur internal and external expenses related to its remediation of the Year 2000 issue. Testing and remediation efforts are expected to cost approximately $180,000, of which $80,000 has already been incurred. These costs will be treated as period costs and expensed as incurred.

  Although no assurances can be given as to the Company's compliance, particularly as it relates to third parties, based upon the progress to date, the Company does not expect that either future costs of modifications or the consequences of any unsuccessful modifications will have a material adverse effect on the Company's financial position or results of operations. Accordingly, the Company feels that the most reasonably likely worst case Year 2000 scenario would not have a material adverse effect on the Company's financial position or results of operations, although there can be no assurances that this will be the case.


  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  FOREIGN EXCHANGE
  The Company uses primarily foreign exchange forward contracts to hedge its exposure from adverse changes in foreign exchange rates. A 10% unfavorable movement in the foreign exchange rates would not expose the Company to material losses in earnings or cash flows.

  INTEREST RATES
  The Company uses interest rate swaps and collars to modify its exposure to interest rate movements and to reduce borrowing costs. The Company's net exposure to interest rate risk consists of floating rate debt instruments that are benchmarked to LIBOR. As of December 31, 1998 the Company had $320 million notional value of interest rate derivatives outstanding (described below). A 10% unfavorable movement in LIBOR rates would not expose the Company to material losses of earnings or cash flows.

  The Company has entered into interest rate swap agreements with a group of banks having notional amounts totaling $160.0 million and various maturity dates through November 5, 2002. These agreements effectively fix the Company's LIBOR base rate for $160.0 million of the Company's indebtedness at rates from 5.33% to 6.12% during this period. The Company has entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $100.0 million through November 5, 2002. These collar agreements effectively fix the LIBOR base rate for $100.0 million of the Company's indebtedness at a maximum of 7.00% and allow for the Company to pay the market LIBOR from a floor of 5.55% to the maximum rate. If LIBOR falls below 5.55%, the Company is required to pay the floor rate of 5.55%. The Company has also entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $60.0 million through November 5, 2001. These collar agreements effectively fix the LIBOR base rate for $60.0 million of the Company's indebtedness at a maximum of 5.31% and allow for the Company to pay the market LIBOR from a floor of 4.47% to the maximum rate. If LIBOR falls below 4.47%, the Company is required to pay the floor rate of 4.47%. Income or expense related to settlements under these agreements is recorded as adjustments to interest expense in the Company's financial statements. The fair market value of the Company's derivative instruments outlined above approximates a loss of $5.8 million as of December 31, 1998 and is based upon the amount at which it could be settled with a third party, although the Company has no current intention to trade any of these instruments and plans to hold them as hedges for the Senior Credit Facility.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

  The Company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings which constitute ordinary routine litigation incidental to the business of the Company and its subsidiaries. In the opinion of the Company's management, none of these proceedings or claims is material to the business or financial condition of the Company.

  The Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes and the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in regulatory proceedings and inquiries relating to compliance with environmental laws, permits and other environmental matters. The Company is currently involved with environmental remediation and on-going maintenance at certain of its facilities. The Company believes that the costs of such remediation have been adequately reserved for and that such costs are unlikely to have a material adverse effect on the Company. No assurance can be given, however, that additional environmental issues relating to the presently known remediation matters or identified sites or to other sites or matters will not require additional investigation, assessment or expenditures.

  From time to time, the Company is involved in cases arising under the environmental Superfund law. These cases generally involve sites which allegedly have received wastes from current or former Company locations. Based on information available to the Company, a reasonable estimate is calculated for the Company's share, if any, of the probable costs associated with such cases and is provided for in the Company's financial statements. The Company reviews its accruals on a regular basis and believes that the potential costs for the cleanup of such sites will not have a material adverse effect on the Company. Although, no assurance can be given that additional issues relating to presently known sites or to other sites will not require additional investigation or expenditures.

  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, without limitation, raw material costs and availability (see Results of Operations above); competition (see Results of Operations above); environmental matters and government regulation (see Legal Proceedings and Environmental Matters above); the Company's actual performance and highly leveraged financial condition (see Liquidity and Capital Resources above); the Company's computer system preparation for the Year 2000 (see Year 2000 above); and the Company's exposure to market risk (see Quantitative and Qualitative Disclosures about Market Risk).

                           CONSOLIDATED BALANCE SHEETS

December 31 (dollars in thousands, except per share data)                 1998            1997
----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                         $   7,363       $   5,989
   Accounts receivable trade, net of allowance                          76,699          64,952
   Inventories                                                          77,509          59,706
   Prepaid expenses                                                      4,646           5,501
----------------------------------------------------------------------------------------------
     Total current assets                                              166,217         136,148
----------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
   Buildings and improvements                                           62,779          56,336
   Machinery and equipment                                             308,549         272,602
   Construction in progress                                             22,705           9,225
----------------------------------------------------------------------------------------------
                                                                       394,033         338,163
   Less--Accumulated depreciation                                     (165,207)       (149,207)
----------------------------------------------------------------------------------------------
                                                                       228,826         188,956
   Land                                                                 12,538           9,077
----------------------------------------------------------------------------------------------
     Total property, plant and equipment                               241,364         198,033
----------------------------------------------------------------------------------------------

OTHER ASSETS
   Goodwill, net of accumulated amortization                            85,823          35,278
   Deferred income taxes                                                16,955          36,647
   Management receivable                                                11,919          11,135
   Miscellaneous                                                        33,867          10,224
----------------------------------------------------------------------------------------------
     Total other assets                                                148,564          93,284
----------------------------------------------------------------------------------------------
Total Assets                                                         $ 556,145       $ 427,465
==============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
   Current installments of long-term debt                            $  23,312       $  19,744
   Accounts payable and accrued invoices                                36,744          38,675
   Accrued salary and wages                                             11,789           9,114
   Self insurance reserves                                               7,523           7,893
   Accrued rebates and discounts                                         7,534           4,596
   Accrued interest                                                      3,279           4,191
   Other accrued expenses                                               13,959          10,194
----------------------------------------------------------------------------------------------
     Total current liabilities                                         104,140          94,407
----------------------------------------------------------------------------------------------
Long-Term Debt                                                         409,071         319,055
----------------------------------------------------------------------------------------------
Other Long-Term Liabilities                                             17,570          21,868
----------------------------------------------------------------------------------------------
Deferred Income Taxes                                                    3,173           4,304
----------------------------------------------------------------------------------------------
Commitments                                                               --              --
----------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock, $0.01 par value--45,000,000 shares authorized;
     20,931,268 and 20,426,666 shares issued and outstanding               209             204
   Paid in capital in excess of par value                              339,098         328,322
   Accumulated deficit                                                (311,642)       (339,836)
   Accumulated other comprehensive loss                                 (5,474)           (859)
----------------------------------------------------------------------------------------------
     Total stockholders' equity (deficit)                               22,191         (12,169)
----------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity (Deficit)                 $ 556,145       $ 427,465
==============================================================================================


The accompanying notes are an integral part of this statement.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

         t
Year Ended December 31 (dollars in thousands, except per share data)               1998                1997              1996
------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                   $    606,451       $    538,475       $    451,807
Cost of goods sold                                                               461,135            418,815            351,424
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                     145,316            119,660            100,383
------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
   Selling                                                                        32,517             27,625             20,306
   Administrative                                                                 36,876             31,299             27,156
   Amortization of intangibles                                                     2,196              1,111                621
   Special charge (benefit)                                                       (2,766)            53,329               --
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                          68,823            113,364             48,083
------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                            76,493              6,296             52,300
Interest expense                                                                  29,561             41,889             42,732
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary loss                          46,932            (35,593)             9,568
Income tax (benefit) provision                                                    18,738            (26,053)               900
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary loss                                           28,194             (9,540)             8,668
Extraordinary loss                                                                  --              (26,730)              --
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           $     28,194       $    (36,270)      $      8,668

==============================================================================================================================


EARNINGS (LOSS) PER SHARE
   Basic:
     Income (loss) before extraordinary loss                                $       1.36       $      (0.75)      $       0.84
     Extraordinary loss                                                             --                (2.10)              --
------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                                      $       1.36       $      (2.85)      $       0.84

==============================================================================================================================
     Weighted average shares outstanding                                      20,726,556         12,747,029         10,352,533
==============================================================================================================================

   Diluted:
     Income (loss) before extraordinary loss                                $       1.35       $      (0.75)      $       0.84
     Extraordinary loss                                                             --                (2.10)              --
------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                                      $       1.35       $      (2.85)      $       0.84

==============================================================================================================================
     Weighted average shares outstanding                                      20,909,317         12,747,029         10,352,533
==============================================================================================================================


The accompanying notes are an integral part of this statement.

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                             Accumulated
                                           Paid in Capital                        Other
                               Common Stock   In Excess of   Accumulated   Comprehensive  Stockholders'   Comprehensive
(dollars in thousands)        Shares  Amount     Par Value     Deficit      Income(Loss) Equity(Deficit)   Income(Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at
   December 31, 1995         1,072,246   $ 11   $ 177,375      $(312,234)   $  (1,484)       $(136,332)
   Net income                     --      --         --            8,668         --            8,668       $  8,668
   Other comprehensive
     income (foreign
     currency translation
     adjustment)                  --      --         --             --            320            320            320
                                                                                                          ---------
   Comprehensive
     income (loss)                --      --         --             --           --             --         $  8,988
------------------------------------------------------------------------------------------------------    =========

Balance at
   December 31, 1996         1,072,246     11     177,375       (303,566)      (1,164)      (127,344)
   Issuance of
     management shares         218,968      2      33,824           --           --           33,826
   Common stock split       11,175,452    112        (112)          --           --             --
   Issuance of
     common stock            7,960,000     79     117,235           --           --          117,314
   Net loss                       --      --         --          (36,270)        --          (36,270)      $(36,270)
   Other comprehensive
     income (foreign
     currency translation
     adjustment)                  --      --         --             --            305            305            305
                                                                                                          ---------
   Comprehensive
     income (loss)                --      --         --             --           --             --         $(35,965)
------------------------------------------------------------------------------------------------------    =========

Balance at
   December 31, 1997        20,426,666    204     328,322       (339,836)        (859)       (12,169)
   Issuance of
     common stock              500,000      5      10,702           --           --           10,707
   Exercise of common
     stock options               4,602    --           74           --           --               74
   Net income                     --      --         --           28,194         --           28,194       $ 28,194
   Other comprehensive
     income (foreign
     currency translation
     adjustment)                  --      --         --             --         (4,615)        (4,615)        (4,615)
                                                                                                          ---------
   Comprehensive
     income (loss)                --      --         --             --           --             --         $ 23,579
----------------------------------------------------------------------------------------------------      =========

Balance at
   December 31, 1998        20,931,268   $209   $ 339,098      $(311,642)   $  (5,474)     $  22,191
====================================================================================================

The accompanying notes are an integral part of this statement.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



Year Ended December 31 (dollars in thousands)                1998            1997            1996
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                    $  28,194       $ (36,270)       $  8,668
     Adjustments to reconcile net income (loss)
       to net cash from operating activities:
         Depreciation of properties                        31,828          26,068          22,103
         Amortization of intangibles and debt issue costs   2,978           2,404           2,028
         Non-cash interest (income) expense                (1,072)         11,223          12,801
         Non-cash special (benefit) charge                 (2,766)         53,329            ----
         Extraordinary loss                                  ----          26,730            ----
         Deferred income taxes                             12,749         (28,433)           ----
---------------------------------------------------------------------------------------------------
                                                           71,911          55,051          45,600

       Change in Operating Assets and Liabilities
         Accounts receivable                              (10,372)         (7,342)            528
         Inventories                                      (11,244)         (4,946)           (743)
         Prepaid expenses                                    (232)           (212)            621
         Accounts payable                                  (5,557)         (3,907)          1,516
         Accrued expenses and other liabilities              (480)         (2,169)          1,680
---------------------------------------------------------------------------------------------------
           Net cash from operating activities              44,026          36,475          49,202
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of stock                         10,707         117,314            ----
   Proceeds from senior credit facility                      ----         300,000            ----
   Payment of debt                                        (36,117)        (59,125)         (5,000)
   Proceeds from revolving credit facility                111,800           1,000            ----
   Payment of revolving credit facility                      ----            ----          (8,500)
   Redemption of 131/4% Discount Debentures                  ----        (117,363)           ----
   Redemption of 121/2% Subordinated Notes                   ----        (157,423)           ----
   Management receivable                                     (784)        (11,625)           ----
   Debt redemption costs                                     ----         (33,339)           ----
   Payment of debt issue costs                               (855)         (4,303)           (296)
   Other, net                                              (1,889)           (253)            722
---------------------------------------------------------------------------------------------------
           Net cash from (used by) financing activities    82,862          34,883         (13,074)
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment              (40,137)        (25,364)        (17,633)
   Acquisitions                                           (85,005)        (42,728)        (20,786)
   Other, net                                                (372)            (99)            283
---------------------------------------------------------------------------------------------------
           Net cash used by investing activities         (125,514)        (68,191)        (38,136)
---------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents        1,374           3,167          (2,008)
Cash and cash equivalents at beginning of period            5,989           2,822           4,830
---------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period              $   7,363       $   5,989        $  2,822
===================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURES
   Cash paid during the year for:
     Interest                                           $  30,757       $  28,761        $ 28,592
     Income taxes                                           3,412           1,561           1,199



The accompanying notes are an integral part of this statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)


  NOTE 1--ORGANIZATION

  Ivex Packaging Corporation (the "Company") owns 100% of the common stock of IPC, Inc. ("IPC"). The Company is a holding company with no operations of its own and IPC has no contractual obligations to distribute funds to the Company.


  NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION
  All the accounts of the wholly-owned subsidiaries of the Company have been consolidated. All significant intercompany transactions and accounts have been eliminated.

  REVENUE RECOGNITION
  The Company recognizes revenue upon shipment of products.

  CASH AND CASH EQUIVALENTS
  The Company considers all short-term deposits with initial maturities of three months or less to be cash equivalents.

  ACCOUNTS RECEIVABLE

  Accounts receivable at December 31, 1998 and 1997 consist of the following:

                             1998          1997
-------------------------------------------------
  Accounts receivable     $79,566       $67,496

  Less--Allowance for
    doubtful accounts      (2,867)       (2,544)
-------------------------------------------------

                          $76,699       $64,952
=================================================

  Accounts receivable from sales to customers are unsecured.

  INVENTORIES

  Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method to determine the cost of raw materials and finished goods.


  Inventories at December 31, 1998 and 1997 consist of the following:


                             1998          1997
--------------------------------------------------
  Raw materials           $34,136       $32,200

  Finished goods           43,373        27,506
--------------------------------------------------

                          $77,509       $59,706
==================================================

  PROPERTY, PLANT AND EQUIPMENT
  Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets (generally thirty years for buildings and three to fifteen years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; major improvements are capitalized.

  INCOME TAXES
  The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates.

  EMPLOYEE BENEFIT PLANS
  IPC and its subsidiaries have defined contribution and defined benefit plans covering substantially all employees. IPC's contributions to the defined contribution plans are determined by matching employee contributions and by discretionary contributions. Defined benefit plan contributions are determined by independent actuaries and are generally funded in the minimum annual amount required by the Employee Retirement Income Security Act of 1974.

  IPC provides limited post retirement benefits to a select group of employees. The current period cost and reserves related to these benefits are not material.

  GOODWILL AND OTHER LONG-LIVED ASSETS
  Goodwill represents the excess purchase price over fair value of net assets acquired and is being amortized using the straight-line method over forty-year periods. Accumulated amortization was $21,304 and $19,593 as of December 31, 1998 and 1997, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. No such impairment has occurred in 1998, 1997 or 1996.

  EARNINGS PER SHARE
  Basic earnings (loss) per share excludes dilution and is computed by dividing income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the potential dilution that could occur if common stock options are exercised and is computed by dividing income (loss) by the weighted average number of common shares outstanding, including common stock equivalent shares issuable upon exercise of outstanding stock options, to the extent that they would have a dilutive effect on the per share amounts. Dilution of the Company's weighted average shares outstanding results from common stock issuable upon exercise of outstanding stock options (182,761 for the year ended December 31, 1998).

  OTHER COMPREHENSIVE INCOME
  During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" which requires the Company to disclose, in financial statement format, all non-owner changes in equity. As of December 31, 1998, all such changes in equity resulted from foreign currency translation adjustments.

  FOREIGN CURRENCY TRANSLATION
  The financial statements of the Company's foreign subsidiaries are maintained in local currency which is the functional currency. The balance sheets of these subsidiaries are translated at exchange rates in effect at the balance sheet date and the related statements of operations are translated at weighted average rates of exchange for the year. Translation adjustments resulting from this process are reflected as comprehensive income (loss). Gains and losses resulting from foreign exchange transactions are recorded in the results from operations. Such amounts were not significant in 1998, 1997 and 1996.

  DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION
  During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments in annual financial statements and interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

  The Company engages in the business of manufacturing plastic and paper packaging products for different end-use packaging applications principally with customers in North America and Europe. The Company is divided into two operating segments, Consumer Packaging and Industrial Packaging, based on management decisions as to resource allocation. Consumer Packaging applications include the integrated production and conversion of oriented polystyrene sheet, other plastic sheet and paper into thermoformed and converted packaging products and the sale of plastic sheet to other packaging thermoformers. Industrial Packaging applications include the manufacture and sale of converted, coated and laminated paper and plastic materials as well as the manufacture and sale of recycled kraft paper. Operating performance and decisions are based on Adjusted EBITDA of each segment, which includes income from operations adjusted to exclude depreciation and amortization expenses and special charge (benefit).

  FAIR VALUE OF FINANCIAL INSTRUMENTS
  The carrying amount of financial instruments, other than the Company's interest rate derivative instruments (see Note 5--Long-Term Debt), approximates their estimated fair value based on market prices for the same or similar type of financial instruments.

  RECLASSIFICATIONS
  Certain amounts in the consolidated balance sheets for 1997 have been reclassified to conform to the 1998 presentation.


  NOTE 3--PUBLIC OFFERINGS AND REFINANCING

  On May 27, 1998, the Company completed a secondary offering (the "Secondary") of 4,000,000 shares of common stock of the Company. In the Secondary, the Company sold to the underwriters 500,000 previously unissued shares of common stock at an offering price of $24.00 per share yielding net proceeds of $10,707. Other selling stockholders, including members of the Company's management (the "Management Stockholders"), sold 3,500,000 previously issued and outstanding

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  shares of common stock owned by them. The Company did not receive any of the proceeds from the sale of shares of common stock by such selling stockholders. The proceeds of the Secondary were used to pay down borrowings under the Company's Revolving Credit Facility.

  On October 6, 1997, the Company completed an initial public offering (the "Offering") of 9,660,000 shares of common stock of the Company. In connection with the Offering, the Company increased its authorized capital stock to 45,000,000 shares of common stock and effected a 9.65-for-1 stock split of its outstanding common stock. All share and per share data have been adjusted to give effect to the increased authorized capital stock and stock split. In the Offering, the Company sold to the underwriters 7,960,000 previously unissued shares of common stock at an initial public offering price of $16.00 per share yielding net proceeds of $117,314. Acadia Partners, L.P. and certain related investors ("Acadia") sold to the underwriters 1,700,000 previously issued and outstanding shares of common stock owned by them. The Company did not receive any of the proceeds from the sale of shares of common stock by Acadia.

  The Offering was a component of a comprehensive refinancing strategy of the Company to significantly lower its interest expense, strengthen its balance sheet and provide financial flexibility to enable the Company to continue to pursue investment opportunities. As part of this refinancing, simultaneously with the consummation of the Offering, the Company entered into a new credit facility (the "Senior Credit Facility") that refinanced its existing credit facility. The Company used the proceeds of the Offering together with borrowings under the Senior Credit Facility to refinance substantially all of its existing indebtedness. During the fourth quarter of 1997, the Company repurchased all of its 12 1/2% Subordinated Notes due 2002 (the "12 1/2% Subordinated Notes") and repurchased all of its 13 1/4% Discount Debentures due 2005 (the "13 1/4% Discount Debentures").

  In connection with the above repurchase of the 12 1/2% Subordinated Notes and the 13 1/4% Discount Debentures, the Company paid premiums aggregating $32,374. In connection with the refinancing, the Company incurred expense of approximately $8,177 related to the write-off of previously capitalized debt issuance costs and paid costs of $1,214 associated with the repurchase of existing debt. See Note 12--Extraordinary Loss from Extinguishment of Debt.


  NOTE 4--MISCELLANEOUS OTHER ASSETS

  Miscellaneous other assets at December 31, 1998 and 1997 consist of the following:



                             1998          1997
-------------------------------------------------
  Deferred financing costs$ 5,897       $ 5,065
  Less--Accumulated
    amortization           (1,275)         (516)
-------------------------------------------------
                            4,622         4,549
  Equity investment
    in Packaging
    Holdings L.L.C.         6,263          ----
  12% Subordinated
    Notes of Packaging
    Holdings L.L.C.        12,666          ----
  Other                    10,316         5,675
-------------------------------------------------
                          $33,867       $10,224
=================================================

  On November 19, 1998, Packaging Holdings L.L.C., a newly organized Delaware limited liability company ("Packaging") acquired (i) the business of Bagcraft Corporation of America ("Bagcraft") for a cash purchase price of $89,000 and
  (ii) the business of the Company's Detroit paper mill facility ("Detroit") for 12% Subordinated Notes with an original face value of $12,500 (the "Packaging Notes") and an equity interest equal to 49.5% of the equity of Packaging. The remaining equity investors in Packaging include, among others, certain members of the Company and Bagcraft management. Additionally, the Company received a $1,000 fee in connection with the formation and acquisitions of Packaging.

  Packaging consists of the integrated business of Bagcraft and Detroit. Bagcraft is a flexible packaging converter supplying products to the food service, bakery, microwave popcorn and supermarket industries. Detroit manufactures specialty lightweight papers with waxing and foil lamination capabilities for the flexible packaging industry and food packaging converters, masking tape base stock and natural kraft paper.

  The Company has accounted for its investment in Packaging through the equity method of accounting. The Company's equity investment asset of $6,263 differs from the underlying equity in net assets of Packaging by $8,461 due to the deferred gain on the sale of Detroit. The consolidated statement of operations for the year ended December 31, 1998 includes a loss on the equity investment in Packaging of $140 (excluding the $1,000 fee).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  Interest on the Packaging Notes is currently paid-in-kind at a rate of 12% on a semi-annual basis. The Packaging Notes are unsecured and mature on November 21, 2005.

  Deferred financing costs are being amortized over the term of the related debt.


  NOTE 5--LONG-TERM DEBT

  Long-term debt at December 31, 1998 and 1997 consists of the following:



                                    1998          1997
--------------------------------------------------------
  Senior Credit Facility        $390,925      $296,875
  Industrial revenue bonds        39,667        39,736
  Other                            1,791         2,188
--------------------------------------------------------
    Total debt outstanding       432,383       338,799
  Less--Current
    installments of
    long-term debt               (23,312)      (19,744)
--------------------------------------------------------
    Long-term debt              $409,071      $319,055
========================================================


  SENIOR CREDIT FACILITY
  On August 19, 1998, the Company amended the Senior Credit Facility to increase the Revolving Credit Facility to $265,000 from $175,000. The Senior Credit Facility is comprised of a $150,000 Term A Loan, a $150,000 Term B Loan and a $265,000 Revolving Credit Facility (up to $65,000 of which may be in the form of letters of credit). At December 31, 1998, borrowings of $112,800 were outstanding and $106,400 was available under the Revolving Credit Facility. The Term A Loan is required to be repaid in quarterly payments totaling $21,250 in 1999, $25,000 in 2000, $26,250 in 2001, $31,250 in 2002 and $26,250
  in 2003 and the Term B Loan is required to be repaid in quarterly payments totaling $1,500 per annum through September 30, 2003 and installments of $35,250 on December 31, 2003, March 31, 2004, June 30, 2004 and September 30,
  2004. The interest rate of the Senior Credit Facility can be, at the election of the Company, based upon LIBOR or the Adjusted Base Rate, as defined, and is subject to certain performance pricing adjustments. The Term A Loan and loans under the Revolving Credit Facility bear interest at rates up to LIBOR plus 1.625% or the Adjusted Base Rate plus 0.625%. At December 31, 1998, such rates were 1.125% plus LIBOR. The Term B Loan bears interest at rates up to LIBOR plus 2.00% or the Adjusted Base Rate plus 1.0%. As of December 31, 1998, such rates were 1.75% plus LIBOR. Substantially all the assets of the Company and its subsidiaries are pledged as collateral for the Senior Credit Facility. The Revolving Credit Facility and Term A Loan will terminate on September 30, 2003 and the Term B Loan will terminate on September 30, 2004. Under the Senior Credit Facility, the Company is required to maintain certain financial ratios and levels of net worth, and future indebtedness and dividends are restricted, among other things. Limitations on dividends, advances and loans between IPC and the Company, as defined in the Senior Credit Facility, restrict substantially all of IPC's net assets.

  In order to reduce the impact of changes in interest rates on its variable rate debt, the Company entered into the following interest rate derivative instruments. The Company has entered into interest rate swap agreements with a group of banks having notional amounts totaling $160,000 and various maturity dates through November 5, 2002. These agreements effectively fix the Company's LIBOR base rate for $160,000 of the Company's indebtedness at rates from 5.33% to 6.12% during this period. The Company has entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $100,000 through November 5, 2002. These collar agreements effectively fix the LIBOR base rate for $100,000 of the Company's indebtedness at a maximum of 7.00% and allow for the Company to pay the market LIBOR from a floor of 5.55% to the maximum rate. If LIBOR falls below 5.55%, the Company is required to pay the floor rate of 5.55%. The Company has also entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $60,000 through November 5, 2001. These collar agreements effectively fix the LIBOR base rate for $60,000 of the Company's indebtedness at a maximum of 5.31% and allow for the Company to pay the market LIBOR from a floor of 4.47% to the maximum rate. If LIBOR falls below 4.47%, the Company is required to pay the floor rate of 4.47%. Income or expense related to settlements under these agreements are recorded as adjustments to interest expense in the Company's financial statements. The fair market value of the Company's derivative instruments outlined above approximates a loss of $5,800 as of December 31, 1998 and is based upon the amount at which such instruments could be settled with a third party.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

INDUSTRIAL REVENUE BONDS
Industrial Revenue Bonds requiring monthly interest payments with average effective rates during 1998 and 1997 of 5.9% and 6.0%, respectively, are due in varying amounts and dates through 2009 and are secured by certain assets of IPC. Letters of credit under the Senior Credit Facility provide credit enhancement for the Industrial Revenue Bonds.

  Long-term debt principal maturities are as follows:

--------------------------------------------------
  1999                                 $ 23,312
  2000                                   26,841
  2001                                   28,108
  2002                                   33,125
  2003                                   62,903
  Thereafter                            258,094
--------------------------------------------------
                                       $432,383
==================================================

NOTE 6--INCOME TAXES

The components of the income tax provision shown in the statements of operations are as follows:


Year Ended December 31                                     1998          1997          1996
-------------------------------------------------------------------------------------------
Current provision:
   Federal                                           $      979            --    $      415
   State                                                  1,163    $      454           485
   Foreign                                                3,847         1,926           --
Deferred provision (benefit)                             12,749       (26,059)        9,029
Benefit of net operating loss carryovers                   --          (2,374)       (9,029)
-------------------------------------------------------------------------------------------
                                                     $   18,738    $  (26,053)   $      900
===========================================================================================

The provision recognized for income taxes differs from the amount determined by applying the U.S. federal income tax rate of 35% due to the following:



Year Ended December 31                                              1998          1997           996
----------------------------------------------------------------------------------------------------

Income (loss) before income taxes and extraordinary loss      $   46,932    $  (35,593)   $    9,568
====================================================================================================
Computed expected provision (benefit) at the statutory rate   $   16,426    $  (12,458)   $    3,349
Adjustments to the computed expected provision
   (benefit) resulting from:
     Reduction of valuation allowance                               --         (13,200)         --
     Amortization of goodwill                                        536           151            77
     Net operating loss carryover adjustments                       --          (2,374)       (3,077)
     State income taxes, net                                         756           713           417
     Other, net                                                    1,020         1,115           134
----------------------------------------------------------------------------------------------------
                                                              $   18,738    $  (26,053)   $      900
====================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

U.S. federal deferred tax liabilities (assets) are comprised of the following at December 31, 1998 and 1997:



                                                                1998               1997
----------------------------------------------------------------------------------------
Depreciation                                                $ 41,498           $ 34,323
Basis differences of acquired assets                           2,923              3,176
----------------------------------------------------------------------------------------
   Total deferred tax liabilities                             44,421             37,499
----------------------------------------------------------------------------------------
Non-compete agreements                                          (216)              (263)
Self insurance reserves                                       (1,248)            (1,767)
Management compensation accrual                               (4,665)            (6,524)
Other                                                         (7,416)            (5,204)
Net operating loss carryovers                                (50,407)           (62,688)
----------------------------------------------------------------------------------------
   Total deferred tax assets                                 (63,952)           (76,446)
Valuation allowance on deferred tax assets                     2,576              2,300
----------------------------------------------------------------------------------------
   Net deferred tax assets                                   (61,376)           (74,146)
----------------------------------------------------------------------------------------
Deferred tax asset                                          $(16,955)          $(36,647)
========================================================================================


  The Company's foreign and state deferred tax liabilities at December 31, 1998 and 1997 of $3,173 and $4,304, respectively, arise primarily due to differences between book and tax depreciation.

  At December 31, 1998, the Company has U.S. federal net operating loss carryovers, including the net operating loss carryovers of IPC, for income tax reporting purposes of approximately $144,000. Approximately $85,000 of these losses will be limited in their annual usage to approximately $10,500 per year under Section 382 of the Internal Revenue Code. These carryovers expire between 2005 and 2012. In the event of a change in ownership of the Company these net operating loss carryovers may be limited.

  During 1997, the Company determined that it was more likely than not that a portion of its net operating loss carryovers would be realized primarily as the result of the Offering and refinancing (see Note 3). Accordingly, the valuation allowance recorded against certain of the net operating loss carryovers was reduced by $13,200 during 1997.


  NOTE 7--EMPLOYEE BENEFIT PLANS

  Plan assets of the Company's defined benefit plans are invested in money market, equity and bond funds. The following table sets forth the funded status of these plans as of the date of the latest available actuarial valuation.


Year Ended December 31                                                       1998            1997
----------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at beginning of year                                   $16,990         $15,265
   Service cost                                                               320             279
   Interest cost                                                            1,282           1,248
   Actuarial gain                                                             435           1,437
   Change in actuarial assumption                                             294            ----
   Benefits paid                                                           (1,446)         (1,239)
----------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                         $17,875         $16,990
====================================================================================================



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

Year Ended December 31                                                       1998            1997
----------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at beginning of year                            $15,576         $14,203
   Actual return on plan assets                                             1,345           1,675
   Company contributions                                                    1,714             937
   Benefits paid                                                           (1,446)         (1,239)
----------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                  $17,189         $15,576
====================================================================================================


December 31                                                                  1998            1997
----------------------------------------------------------------------------------------------------
Reconciliation of Prepaid (Accrued) and Total Amount Recognized
Funded status                                                              $ (686)       $ (1,414)
Unrecognized net actuarial (gain) loss                                        258             330
Unrecognized prior service costs                                            1,211             834
Unrecognized net transition (asset) obligation                                269             333
----------------------------------------------------------------------------------------------------
Net amount recognized                                                     $ 1,052           $  83
====================================================================================================


Amount Recognized in the Consolidated Balance Sheets
Prepaid benefit cost                                                      $ 2,634         $ 1,362
Accrued benefit liability                                                  (3,061)         (2,401)
Intangible asset                                                            1,479           1,122
----------------------------------------------------------------------------------------------------
Net amount recognized                                                     $ 1,052           $  83
====================================================================================================




Net periodic pension expense related to the defined benefit plans is as follows:



Year Ended December 31                                       1998           1997            1996
-----------------------------------------------------------------------------------------------------------
Weighted Average Assumptions
   Discount rate                                              7.5%            8.0%            8.5%
   Expected long-term rate of return on assets                9.0%            9.0%            9.0%
   Expected rate of compensation increase                    0%-5%           0%-5%           0%-5%

Components of Net Periodic Pension Expense:
   Service cost                                            $  320          $  279          $  290
   Interest cost                                            1,282           1,248           1,208
   Expected return on plan assets                          (1,422)         (1,645)         (1,317)
   Amortization of transition liability                       234             568             372
-----------------------------------------------------------------------------------------------------------
Net periodic pension expense                               $  414          $  450          $  553
===========================================================================================================

The charge to operations under the Company's defined contribution plans was approximately $3,077, $3,364 and $1,798 for the years ended December 31, 1998, 1997 and 1996, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

NOTE 8--STOCK OPTION
AND INCENTIVE PLANS

  THE 1997 STOCK INCENTIVE PLAN
  In connection with the Offering, the Company adopted the Ivex Packaging Corporation 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan") which authorizes the grant of stock awards, as defined, to participants with respect to a maximum of 2,000,000 shares of the Company's common stock.


  The following nonqualified options were granted under the 1997 Stock Incentive
  Plan:



Year ended December 31                                                      1998            1997
-------------------------------------------------------------------------------------------------------

Options outstanding at the beginning of the year                          467,500             ----
Granted                                                                   451,000          468,000
Exercised                                                                    ----             ----
Cancelled                                                                 (37,499)            (500)
-------------------------------------------------------------------------------------------------------
Options outstanding at the end of the year                                881,001          467,500
=======================================================================================================

  At December 31, 1998, the exercise prices of outstanding options range from $13.81 to $23.38, with a weighted average of $19.36. At December 31, 1998, 145,746 of such options were exercisable. The outstanding options expire on dates in a range from September 30, 2007 to December 31, 2008.

  THE IPC OPTION PLAN
  IPC and the Company established a stock option plan (the "IPC Option Plan") for certain key executives, effective January 1, 1993. Pursuant to the IPC Option Plan, IPC irrevocably granted options to purchase 17,270 shares of its common stock at an exercise price of $619.56 per share approximating fair market value (the "IPC Options"). The IPC Option Plan also provided IPC and the participants with certain rights to exchange options to purchase IPC's common stock for options to purchase the Company's common stock.

  On January 1, 1996, the IPC Option Plan was amended and extended to grant an additional 6,908 options subject to vesting over three years from January 1, 1996, and such options were available to be earned based on operating income, as defined. The provisions of the options were substantially the same as the previously issued options.

  On September 30, 1997, earned and vested IPC Options exercisable for 16,321 shares of IPC's common stock (comprising all of the IPC Options outstanding on such date) were exchanged for 2,114,133 newly issued shares of the Company's common stock and newly issued nonqualified stock options exercisable for 817,067 shares of the Company's common stock at an option price of $16.00 (fair market value at the date of grant). Such options expire in 2007 and are fully vested and exercisable. During 1998, 4,602 were exercised and, as such, at December 31, 1998, 812,465 options were outstanding and exercisable. During 1997, the Company recorded a nonrecurring compensation charge in connection with the above exchange. See Note 9--Special Charge (Benefit).

  SFAS 123 DISCLOSURES
  The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of such statement, the Company is required to at least disclose the pro forma impact of recognizing compensation expense for the fair value of those options granted since January 1, 1996. Under the provisions of SFAS No. 123, the Company has not recognized any compensation cost for stock option plans.

  On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards during 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and diluted earnings (loss) per share would have been as follows:



Year Ended December 31                                       1998            1997            1996
-------------------------------------------------------------------------------------------------------
Net income (loss)                                         $27,865        $(17,224)         $8,548
=======================================================================================================
Diluted earnings (loss) per share                         $  1.33        $  (1.35)         $ 0.83
=======================================================================================================


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  During 1998, the Company's pro forma net income was determined under the assumption that options granted under the 1997 Stock Incentive Plan were fully earned with equal vesting over the three years from date of grant. The weighted average fair value of options granted in 1998 was $3.61 per share. The fair value of the options granted was estimated on the date earned using the Black-Scholes option-pricing model and utilized the following weighted average assumptions for options earned in 1998: dividend yield of 0.00%; expected volatility of 25%; risk-free interest rate of 5.50%; and expected lives of three years.

  During 1997, the Company's pro forma net income was determined under the assumption that options granted in exchange for the IPC Options were fully earned and vested and the options granted under the 1997 Stock Incentive Plan were fully earned with equal vesting over the three years from September 30, 1997. The weighted average fair value of options granted in 1997 was $3.69 per share. The fair value of the options granted was estimated on the date earned using the Black-Scholes option-pricing model and utilized the following weighted average assumptions for options earned in 1997: dividend yield of 0.00%; expected volatility of 21.25%; risk-free interest rate of 5.91%; and expected lives of three years.

  During 1996, the Company's pro forma net income was determined under the assumption that all applicable options were earned when available with equal vesting over the three years from January 1, 1996. The fair value of the options granted was estimated on the date earned using the Black-Scholes option-pricing model and utilized the following weighted average assumptions for options earned in 1996: dividend yield of 0.00%; expected volatility of 22.63%; risk-free interest rate of 5.28%; and expected lives of three years.


  NOTE 9--SPECIAL CHARGE (BENEFIT)

  In conjunction with the sale of their stock during 1998, the Management Stockholders repaid a portion of their loans from the Company (the "Management Receivable") aggregating $2,726. The Management Receivable was made to senior management during the third quarter of 1997 and the first quarter of 1998 pursuant to the IPC Option Plan to enable such senior management to pay their individual income taxes in connection with the exchange of the IPC Options. In addition, during the third quarter of 1997, the Company recorded an accrual for future Company payments to senior management of an amount which (after taxes) enabled such management to pay interest on the Management Receivable. As a result of the early loan repayment by the Management Stockholders, the Company's accrual for such future Company payments was reduced by $2,766 during the second quarter of 1998.

  During the third quarter of 1997, the Company recorded a nonrecurring non-cash compensation charge of $53,329 in connection with the Company's exchange, pursuant to the IPC Option Plan, of the IPC Options into 2,114,133 newly issued shares of the Company's common stock and newly issued stock options exercisable for 817,067 shares of the Company's common stock. The nonrecurring compensation charge consists of (i) a non-cash compensation charge of $33,826 associated with the exchange of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of $19,503 associated with the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay interest on the Management Receivable. As of December 31, 1998, the balance of this management compensation accrual is $13,327 (including the current portion of approximately $2,000). The Management Receivable bears interest at the minimum applicable federal rate at the date of funding (averaging approximately 6.5%) and is secured only by the newly issued shares of stock exchanged for the IPC options and are nonrecourse to any other personal assets. As of December 31, 1998, the Company had funded all of the Management Receivable.


  NOTE 10--RELATED PARTY TRANSACTIONs

  Pursuant to a consulting agreement, Packaging pays IPC a fixed annual consulting fee of $500 for certain services rendered to Packaging by IPC. During 1998, the Company recorded consulting fee income of $60 related to this agreement. See discussion of the sale of Detroit to Packaging included in Note 4--Miscellaneous Other Assets.

  Pursuant to a consulting agreement, Nicolaus Paper Inc. ("Nicolaus") pays IPC a performance-based consulting fee in an annual amount between $250 and $500 for certain services rendered to Nicolaus

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  by IPC. During 1998 and 1997, the Company recorded consulting fee income of $300 and $350, respectively, related to this agreement. Additionally, during 1998 and 1997 the Company purchased $1,846 and $1,867, respectively, of paper at market prices from Nicolaus. Certain executive officers and directors of the Company together with certain members of management of Oak Hill Partners, Inc. (Acadia's investment advisor) own substantially all of the outstanding common stock of Nicolaus.

  The Company paid a management fee to Acadia of $400 in 1997 and 1996. In addition, in connection with the Company's initial public offering and the termination of the management agreement, the Company paid a one-time $500 fee to Acadia and certain related investors.


  NOTE 11--COMMITMENTS

  IPC leases certain of its facilities and equipment under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements that IPC pay taxes, insurance and maintenance costs.


  Approximate future minimum annual rental payments under non-cancelable operating lease agreements are as follows:


  1999                                  $ 7,065
  2000                                    5,909
  2001                                    5,350
  2002                                    4,108
  2003                                    3,217
  Thereafter                             12,293

  Rent expense under operating leases included in the accompanying statements of operations aggregated approximately $8,073, $6,832 and $4,954 during 1998, 1997 and 1996, respectively.


  NOTE 12--EXTRAORDINARY LOSS FROM EXTINGUISHMENT OF DEBt

  An extraordinary loss of $26,730 (net of tax benefit of $15,035) was recorded in the consolidated statement of operations for the year ended December 31, 1997. This loss consists of $32,374 of premiums paid to retire the 131/4% Discount Debentures and the 121/2% Subordinated Notes, the write-off of $8,177 of deferred financing costs related to the retired debt and the refinancing of the Company's then existing credit facility, and $1,214 of expenses incurred to retire the debt.


  NOTE 13--ACQUISITIONS

  On April 23, 1998, the Company acquired all of the common stock of Ultra Pac, Inc. ("Ultra Pac"), a Rogers, Minnesota based specialty packaging company, for $67,625. In addition, the Company assumed approximately $33,000 of Ultra Pac liabilities (including $18,000 of indebtedness) and paid fees associated with the transaction of approximately $2,500. Ultra Pac is a leading North American producer of PET food packaging that designs and manufactures plastic containers and packaging for the food industry. On October 2, 1998, the Company acquired the paper packaging business of Bleyer Industries, Inc., headquartered in Valley Stream, New York for $17,380. The acquired business manufactures fluted cups and pads for the baking and candy industries.

  On January 17, 1997, the Company purchased substantially all of the assets, excluding accounts receivable, of the oriented polystyrene ("OPS") business of Viskase Limited located in Sedgefield, England for $11,907. On February 21, 1997, the Company purchased all of the outstanding common stock of M&R Plastics, Inc. ("M&R") located in Laval, Quebec for $18,651, including the repayment of certain indebtedness of M&R and related acquisition fees and expenses. The OPS business of Viskase and M&R are integrated producers and converters of OPS sheet with primary Applications in food packaging markets. On August 8, 1997, the Company purchased all of the outstanding common stock of AVPEX International Corporation ("AVP") located in Newcastle, Canada for $8,103, including the repayment of certain indebtedness of AVP and related fees and expenses. AVP extrudes and converts OPS film with applications primarily in windows for envelopes and folding cartons. On November 3, 1997, the Company purchased all of the outstanding common stock of Crystal Thermoplastics, Inc. ("Crystal") of Cumberland, Rhode Island for $4,067 (plus assumed debt of $1,468). Crystal manufactures thermoformed plastic packaging for the medical and electronics markets. Under earn out agreements, the purchase price of M&R and AVP may be increased if certain performance targets are met over the next one to three years. During 1998, the Company paid additional purchase price aggregating $1,500 under the terms of earn out agreements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  On August 16, 1996, IPC acquired CFI Industries, Inc. ("CFI" or "Plastofilm") for an aggregate purchase price of $18,423, including the repayment of certain indebtedness of CFI and related acquisition fees and expenses. In conjunction with the acquisition, liabilities of approximately $12,000 were assumed. Through its subsidiary, Plastofilm Industries, CFI is a fully integrated custom thermoformer of plastic packaging products for the medical, electronics and personal care industries.

  The acquired businesses were financed through revolving credit borrowings under the Senior Credit Facility. All of these acquisitions were accounted for as a purchase; accordingly, the purchase price was allocated to the specific assets acquired and liabilities assumed based upon their fair value at date of acquisition. The Company's consolidated financial statements include the results of operations and cash flows of these acquisitions from the purchase date. Adjusting for the full year effect of the acquisitions, unaudited pro forma net sales would have been approximately $29,000 and $87,000 higher than the Company's reported net sales in 1998 and 1997, respectively. Unaudited pro forma net income (loss) before extraordinary loss and net income (loss) are not materially different than the Company's reported results. The unaudited pro forma results of operations were prepared as if these acquisitions had occurred as of the beginning of 1998 and 1997, after giving effect for certain adjustments. These unaudited pro forma results were prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of the beginning of the year, or of results which may occur in the future.


  NOTE 14--REPORTING SEGMENTS

  The Company is divided into the Consumer Packaging and Industrial Packaging operating segments based on the end use of the packaging product. Operating segment information based on Adjusted EBITDA is as follows:

Year Ended December 31                                     1998            1997            1996
--------------------------------------------------------------------------------------------------
CONSUMER PACKAGING
   Net Sales                                             $383,277        $298,449        $215,074
   Adjusted EBITDA                                         77,425          55,044          41,727
   Total Assets                                           381,554         236,638         170,017
   Purchase of property, plant and equipment               25,419          16,548          10,952
INDUSTRIAL PACKAGING
   Net Sales                                              223,174         240,026         236,733
   Adjusted EBITDA                                         37,948          37,778          39,743
   Total Assets                                           126,944         130,331         131,035
   Purchase of property, plant and equipment               13,213           7,418           6,076

42

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)


The reconciliation of the operating segment information to the Company's consolidated financial statements is as follows:



Year Ended December 31                                       1998            1997            1996
-------------------------------------------------------------------------------------------------
Net Sales
   Consumer Packaging                                    $383,277        $298,449        $215,074
   Industrial Packaging                                   223,174         240,026         236,733
-------------------------------------------------------------------------------------------------
     Total                                               $606,451        $538,475        $451,807
=================================================================================================

Income (Loss) Before Income Taxes and Extraordinary Loss
   Adjusted EBITDA:
     Consumer Packaging                                  $ 77,425        $ 55,044       $  41,727
     Industrial Packaging                                  37,948          37,778          39,743
     Corporate expenses                                    (7,622)         (6,018)         (6,446)
-------------------------------------------------------------------------------------------------
       Total                                              107,751          86,804          75,024
   Depreciation expense                                   (31,828)        (26,068)        (22,103)
   Amortization expense                                    (2,196)         (1,111)           (621)
   Special (charge) benefit                                 2,766         (53,329)            --
   Interest expense                                       (29,561)        (41,889)        (42,732)
-------------------------------------------------------------------------------------------------
     Income (loss) before income taxes and
       extraordinary loss                                $ 46,932        $(35,593)      $   9,568
=================================================================================================

Purchase of Property, Plant and Equipment
     Consumer Packaging                                  $ 25,419        $ 16,548       $  10,952
     Industrial Packaging                                  13,213           7,418           6,076
     Corporate spending                                     1,505           1,398             605
-------------------------------------------------------------------------------------------------
       Total                                             $ 40,137        $ 25,364       $  17,633
=================================================================================================

December 31                                                  1998            1997            1996
-------------------------------------------------------------------------------------------------

Total Assets
   Consumer Packaging                                    $381,554        $236,638       $ 170,017
   Industrial Packaging                                   126,944         130,331         131,035
   Corporate                                               47,647          60,496          14,849
-------------------------------------------------------------------------------------------------
     Total                                               $556,145        $427,465       $ 315,901
=================================================================================================


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  FOREIGN OPERATIONS:
  The Company has operations in the United States, Canada and Europe. The following table allocates net sales and identifiable assets between U.S. operations and non-U.S. operations based on manufacturing locations.



Year Ended December 31                                       1998            1997            1996
-------------------------------------------------------------------------------------------------
NET SALES
   United States(a)                                      $511,214        $469,323        $432,242
   Foreign subsidiaries                                    95,237          69,152          19,565
-------------------------------------------------------------------------------------------------
                                                         $606,451        $538,475        $451,807
=================================================================================================

OPERATING INCOME
   United States                                         $ 64,143(b)     $ 54,618(c)    $  51,264
   Foreign subsidiaries                                     9,584           5,007           1,036
-------------------------------------------------------------------------------------------------
                                                         $ 73,727        $ 59,625        $ 52,300
=================================================================================================

December 31                                                  1998            1997            1996
-------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
   United States                                         $479,129        $356,487        $302,755
   Foreign subsidiaries                                    77,016          70,978          13,146
-------------------------------------------------------------------------------------------------
                                                         $556,145        $427,465        $315,901
=================================================================================================

(a) In the United States, foreign export sales were $37,110, $38,280 and $32,268 for the years ended December 31, 1998, 1997 and 1996, respectively.
(b) Before special benefit of $2,766.
(c) Before special charge of $53,329.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

NOTE 15--UNAUDITED QUARTERLY RESULTS

Summarized unaudited quarterly data for the years ended December 31, 1998 and 1997 are as follows:

                                                   March 31,   June 30, September 30, December 31,
Quarter Ended                                           1998       1998        1998         1998
--------------------------------------------------------------------------------------------------
Net sales                                           $136,168   $156,619   $ 159,953    $ 153,711
Gross profit                                          31,497     37,975      37,990       37,854
Income from operations                                15,357     21,895      20,174       19,067
Net income                                             5,315      8,430       7,539        6,910
Diluted earnings per share:
   Net income                                       $   0.26   $   0.40   $    0.36    $    0.33
Market price range--common stock
   High                                               25 1/4    28 5/16      24 1/8       23 1/4
   Low                                              19 11/16     22 1/4    13 13/16       13 5/8


                                                    March 31,  June 30, September 30, December 31,
Quarter Ended                                           1997       1997        1997         1997(a)
------------------------------------------------------------------------------------------------

Net sales                                           $127,864   $136,170   $ 137,448    $ 136,993
Gross profit                                          26,370     29,991      32,202       31,097
Income (loss) from operations                         11,780     14,602     (36,710)      16,624
Income (loss) before extraordinary loss                  324      2,363     (17,890)       5,663
Net income (loss)                                        324      2,363     (17,890)     (21,067)
Diluted earnings (loss) per share:(b)
   Income (loss) before extraordinary loss          $   0.03   $   0.23   $   (1.72)   $    0.28
   Net income (loss)                                $   0.03   $   0.23   $   (1.72)   $   (1.06)
Market price range--common stock(c)
   High                                                 --         --          --             24
   Low                                                  --         --          --        19 9/16

(a)Reflects the extraordinary loss on extinguishment of debt in the quarter ended December 31, 1997 (see Note 12).

(b)As a result of the initial public offering in the quarter ended December 31, 1997, the sum of the earnings per share for the four quarters of 1997, which is based on weighted average shares outstanding during each quarter, does not equal earnings per share for the year.

(c)Prior to September 30, 1997 the Company's common stock was not publicly traded.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

  NOTE 16--SUBSEQUENT EVENT

  On February 10, 1999, the Board of Directors adopted a Stockholder Rights Plan in which rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $0.01 per share, of the Company held by stockholders of record as of the close of business on March 16, 1999. The Rights Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on February 10, 2009.

  Each Right initially will entitle stockholders to buy one unit of a share of preferred stock for $80.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock, if a person or group commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock or if the Board of Directors determines that a person or group, having obtained beneficial ownership of at least 10% of the Company's common stock, is seeking short-term financial gain which would not serve the long-term interests of the Company or whose ownership is causing or is likely to cause a material adverse impact on the Company (an "Adverse Person").

  If any person becomes the beneficial owner of 15% or more of the Company's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, or the Board of Directors determines that any person or group is an Adverse Person, then each Right not owned by a 15%-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or, in certain circumstances as determined by the Board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, if after any person has become a 15%-or-more stockholder, Ivex Packaging Corporation is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

  The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time prior to 10 days (subject to extension) following a public announcement that a 15% position has been acquired or the date a person is declared by the Board to be an Adverse Person.

                        REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Stockholders of Ivex Packaging Corporation



  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of Ivex Packaging Corporation ("the Company") and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





  /s/ PricewaterhouseCoopers LLP

  PricewaterhouseCoopers LLP
  Chicago, Illinois
  January 25, 1999, except Note 16 which is as of February 10, 1999


BOARD OF DIRECTORS
GEORGE V. BAYLY
Chairman, President and Chief Executive Officer
Ivex Packaging Corporation

FRANK V. TANNURA
Executive Vice President and Chief Financial Officer
Ivex Packaging Corporation

GLENN R. AUGUST
Managing Director, Oak Hill Partners

R. JAMES COMEAUX (1)                                                   STOCKHOLDER INFORMATION
President, Management Associates
                                                                        CORPORATE OFFICES
ANTHONY P. SCOTTO (2)                                                   100 Tri-State Drive, Suite 200
Managing Director, Oak Hill Partners                                    Lincolnshire, Illinois 60069
                                                                        (847) 945-9100
WILLIAM J. WHITE (1, 2)
Retired, Chairman, Bell and Howell Company                              INVESTOR CONTACTS
                                                                        Richard R. Cote
                                                                        Vice President and Treasurer
(1) member of audit committee                                           (847) 374-4324
(2) member of compensation committee
                                                                        Tricia A. Kelly
                                                                        Manager Investor Relations
OFFICERS                                                                (847) 374-4313

GEORGE V. BAYLY                                                         NEWS RELEASES
Chairman, President and Chief Executive Officer                         Copies of recent news releases are available at no
                                                                        charge through PR Newswire (IVEX code #123480)
FRANK V. TANNURA
Executive Vice President and Chief Financial Officer                    Facsimile (800) 758-5804
                                                                        internet htttp://www.prnewswire.com
RICHARD R. COTE
Vice President and Treasurer                                            ANNUAL MEETING
                                                                        The Annual Meeting of shareholders is scheduled to
THOMAS S. ELLSWORTH                                                     be held on Tuesday, May 11, 1999 at 9:00 A.M. at the
Vice President and General Manager                                      Deerpath Inn, Lake Forest, Illinois.
Paper Mills
                                                                        TRANSFER AGENT                                           U
GENE J. GENTILI                                                         First Chicago Trust Company, a division of EquiServe
Vice President and General Manager                                      P.O. Box 2506
Consumer Packaging                                                      Jersey City, New Jersey 07303-2506

ROGER A. KURINSKY                                                       LEGAL COUNSEL
Vice President and General Manager                                      Mr. William Kunkel
Industrial, Medical and Electronic Packaging                            Skadden, Arps, Slate, Meagher and Flom
                                                                        Chicago, Illinois
JEREMY S. LAWRENCE
Vice President, Human Resources                                         AUDITOR
                                                                        PricewaterhouseCoopers LLP
G. DOUGLAS PATTERSON
Vice President and General Counsel

DAVID E. WARTNER
Vice President and Corporate Controller

EUGENE M. WHITACRE
Vice President and General Manager
Polymerization and Extrusion



The Company's Common Stock is listed on the New
York and Chicago Stock Exchanges.
(trading symbol: IXX.

The Company is currently subject to certain covenants in loan documents that limit the payment of cash dividends.
No dividends were paid in 1998.


for the year ending December 31,            1998               1997
-------------------------------------------------------------------
High                                    $28 5/16           $     24

Low                                     $ 13 3/4           $19 9/10        COMMON STOCK

Close                                   $ 23 1/4           $     24
-------------------------------------------------------------------





Design: Patrick Design     Printing: Lithographix, Inc.

                                  EXTRAORDINARY

                                    [PHOTO]

  Ivex Packaging Corporation 100 Tri-State Drive Suite 200 Lincolnshire, Illinois 60069