Form 10-K405, Exhibit 13
period 1999-12-31
IVEX PACKAGING CORP /DE/
filed 2000-03-27
CIK 900367

                                                                      Exhibit 13



                                 IVEX ON THE GO



                                   Ivex Packaging Corporation 1999 Annual Report

Ivex Packaging Corporation, a Delaware corporation (the "Company" or "Ivex"), is a vertically intergrated specialty packaging company that designs and maufactures value-added and paper-based flexible packaging products for consumer and technical packaging markets. Ivex focuses on niche markets which management believes provide attractive margins and growth and where the Company's intergrated maufacturing capabilities can enhance its competitive position. Ivex serves a variety of markets, providing packaging for food, medical devices and electronic goods and protective packaging for industrial products.

                                                          THE SPEED IS SUBSTANCE
                                                      THE PACE IS GETTING FASTER
                                         AT AN ACCELERATING RATE. COMPANIES THAT
                                       CAPITALIZE ON THIS MOMENTUM WILL SUCCEED.
                                           AS A SPECIALTY PACKAGING EXPERT, IVEX
                                               IS UNIQUELY POSITIONED TO BENEFIT
                                                      FROM THIS ELEMENTAL SPEED.
                                 A COMPANY ON THE GO SERVING PEOPLE ON THE MOVE.

Ivex Electronics-anti-static computer packaging

The computer industry is among the world's fastest growing. Rapid rate of product innovation and change is a vital opportunity for Ivex. Electro Static Discharge packaging provides critical protection for disk drive and other hardware components.


     [PICTURE-MAN WORKING ON A COMPUTER IN THE AIRPORT ON A MOVING WALKWAY]

E-commerce, B-concourse.
          Taking a hard drive to the sky.

Ivex Food Service-school lunch packaging

Making a squeaky clean break from the ABCs. Breeze through the PB&J line and it's playtime.

      Food service is a booming business and multiple divisions within Ivex are benefiting. Plastic sheet from our Extrusion division provides the cleanest raw material in the industry to our Food Products division, responsible for designing and producing cafeteria food trays.


                    [PICTURE-CHILD IN A CAFETERIA LUNCHLINE]

                                                          Product Overview p 4/5

Ivex Convenience-carry-out packaging


                   [PICTURE-MAN RUNNING FOR THE SUBWAY TRAIN]

Taking five on the fly.
Chicken caesar on the A-train.
A deal, done on the run.

Lifestyles drive higher demand for new products in the Home Meal Replacement category including carry-out packaging. Multiple resin options and food packaging designs enable Ivex to provide the broadest product offering in the industry.

Ivex Medical-cleanroom packaging

Code blue.
Five alarm frenzy, zero room for error.
Bacteria not invited.


         [PICTURE-NURSE PUSHING A MEDICAL CART DOWN A HOSPITAL HALLWAY]

Speed and cleanliness are essential in the hospital habitat. Modern medical environments demand precision and protection. Our Medical Packaging division's state-of-the-art cleanroom manufacturing facilities ensure the sterility of pre-packaged instrument trays used for in-patient and out-patient applications.

Ivex Innovation-protective packaging





            [PICTURE-MAN DRIVING IN A CAR DRINKING A CUP OF COFFEE]

Caffeine cruising down the concrete canyon.
Chasing hot tips with a cool hand.

Ivex innovation accompanies millions of people to work every day in the form of a comforting cardboard coffee sleeve. This product, produced by the Ivex Protective Packaging division, uses recycled materials from our Specialty Paper operations.

To our stockholders,
customers and employees

Entering our fourth year as a public company, Ivex is very much on the go. In 1999, net sales increased 6% to $643.0 million. Net income, excluding non-recurring items, was $25.7 million or $1.22 per share. We also realigned the company into two core groups, Consumer Packaging and Technical Packaging. This important realignment will enable Ivex to leverage its fundamental assets and capitalize on its expertise as a creative force in the specialty packaging industry.

Consumer Packaging had another year of significant sales growth with a 15.4% increase over 1998. The Extrusion division posted record performances both domestically and internationally. Product line and geographic extensions continue to help Ivex maintain a leadership position in the OPS and PET markets. The acquisition of Folietechniek B.V. headquartered in the Netherlands gave us our first extrusion capabilities in Continental Europe, supplementing our existing operations in the United Kingdom. The Food Packaging division had significant expansion in the supermarket and food service segments. As the theme of this year's annual report suggests, our world is moving faster at an accelerating rate. Nowhere is this more evident than in the Home Meal Replacement market which places us in position to benefit from this trend.



          1999 Realignment of Ivex Packaging Corporation

Consumer Packaging                          Technical Packaging
Polymerization and Extrusion;               Medical and Electronics; Surface
Food Packaging                              Protection; Protective Packaging

Technical Packaging recorded sales growth of 11.6% (adjusted for divestiture) resulting from further penetration into the high growth computer and electronics industries, the creation of new medical applications and the development of new protective packaging technologies. The Medical and Electronics division is on the go, coming off another exciting year. The acquisition of Pactuco, Inc. with operations in California, Malaysia and Hong Kong has both geographically and technically positioned us to meet the rapidly changing demands of customers in the computer and electronics industries. Growth in this area will continue to be fueled by new product launches and advanced technical developments. Medical and consumer sales remain strong with continued efforts in new manufacturing design capabilities. The Surface and Protective Packaging divisions gained momentum during the second half of 1999. We are very optimistic about the growth potential from our investment in new adhesiveless film technology, the expansion of our presence in the surface protection market, the development of the merchandising sales group, and the continued growth of specialty paper products. In addition, we are assertively attracting e-commerce opportunities for our protective packaging products.


Ivex is also on the go internationally. Expansion remains a focus of the company as we nurture our developing presence in Southeast Asia and apply our proven strategy of vertical integration to the European market. The extrusion acquisition in the Netherlands and the launching of a food packaging operation in Albon, France will help us meet the market demand for plastic packaging products. In addition, we supply the broadest product offering of OPS and PET packaging for European customers.


                      Letter To Our Shareholders p 12/13

We were faced with some challenges during 1999, most noteworthy were the rising cost of raw material resins in our plastics businesses and the integration of the Ultra Pac acquisition. We have responded rapidly to the resin increase with an aggressive pricing strategy and significant changes have been made to the Ultra Pac organization which include the closure of a west coast manufacturing facility, separation of the extrusion and thermoforming operations, and the realignment of management. The implementation of these changes at Ultra Pac and the execution of diligent pricing strategies will return profit margins to an acceptable level in 2000.


We have every reason to remain positive about the Company's future as we enter the new century. Our growth strategy is aggressive, our opportunities timely and fortuitous. Our focus remains on creating innovative product ideas, expanding market position, and realizing cost savings plans and manufacturing rationalization efforts. Ivex is many things to many people, but its long term value to all of its stockholders lies in the fact that it is a company on the go, servicing industries on the move.





Kind Regards-- /s/George V. Bayly, Chairman, President & Chief Executive Officer

                                  [BLANK PAGE]

For the Year Ended December 31                                       1999           1998        1997         1996          1995
(dollars in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data(1,2)
Net sales                                                       $   643,026   $   606,451    $ 538,475    $ 451,807    $ 451,569
Net income (loss) before extraordinary loss                          25,242        28,194       (9,540)       8,668      (22,125)
Net income (loss) before extraordinary loss per share-basic            1.21          1.36        (0.75)        0.84        (2.14)
Net income (loss) before extraordinary loss per share-diluted          1.20         (0.75)                     0.84        (2.14)



December 31  (dollars in thousands)                                  1999           1998        1997         1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data(1,2)
Total assets                                                    $   640,587   $    556,145   $ 427,465    $ 315,901    $ 294,911
Long-term debt                                                      434,902        409,071     319,055      352,893      353,717
Stockholders' equity (deficit)                                       45,308         22,191     (12,169)    (127,344)    (136,332)
-----------------------------------------------------------------------------------------------------------------------------------

(1) The selected financial data presented above for, and as of, each of the years in the five-year period ended December 31, 1999, are derived from the consolidated audited financial statements of the Company. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.

(2) The financial data of Ivex reflect the following acquisitions as of the respective acquisition dates: Packaging Products, Inc. as of September 11, 1995; Plastofilm Industries, Inc. as of August 16, 1996; Trio Products, Inc. as of September 11, 1996; the European OPS business of Envirodyne Industries, Inc. as of January 17, 1997; M&R Plastics Inc. ("M&R") as of February 21, 1997; AVPEX International Corporation ("AVP") as of August 8, 1997; Crystal Thermoplastics Inc. ("Crystal") as of November 3, 1997; Ultra Pac, Inc. ("Ultra Pac") as of April 23, 1998; the paper packaging business of Bleyer Industries, Inc. ("Bleyer Paper") as of October 2, 1998; the electronics packaging business of Pactuco, Inc. ("Pactuco") as of April 20, 1999; and F.T.S. Holdings B.V. ("Folietechniek") as of July 30, 1999. The selected financial data presented includes results of the Company's Detroit, Michigan facility ("Detroit") through November 19, 1998, the date of its sale to Packaging Holdings L.L.C. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.





                          Financial Highlights p 14/15

                                                     MANAGEMENT'S DISCUSSION AND
                    ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 18
                                                            CONSOLIDATED BALANCE
                                                                       SHEETS 28
                                                         CONSOLIDATED STATEMENTS
                                                                OF OPERATIONS 30
                                           CONSOLIDATED STATEMENTS OF CHANGES IN
                                               STOCKHOLDERS' EQUITY (DEFICIT) 32
                                                         CONSOLIDATED STATEMENTS
                                                                OF CASH FLOWS 34
                                                                        NOTES TO
                                            CONSOLIDATED FINANCIAL STATEMENTS 35
                                                           REPORT OF INDEPENDENT
                                                                  ACCOUNTANTS 55
                                                                   CORPORATE AND
                                                         INVESTOR INFORMATION 56

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

Ivex Packaging Corporation owns 100% of the common stock of IPC, Inc. ("IPC"). References to the Company or Ivex herein reflect the consolidated results of Ivex Packaging Corporation. During 1999, Ivex realigned its operating segments in connection with the formation of the Technical Packaging Group which is comprised of the industrial packaging and medical & electronic product groups. The Company is divided into the Consumer Packaging and Technical Packaging operating segments based on management decisions as to resource allocation. All historical information has been restated to reflect the realignment.


RESULTS OF OPERATIONS For the Years Ended December 31, 1999, 1998 and 1997

NET SALES The Company's net sales increased by 6.0% during the year ended December 31, 1999 over the Company's net sales during the corresponding period in 1998. The increase primarily resulted from the strong increase in Consumer Packaging sales including increased unit sales volume of extruded sheet and film and increased sales of converted plastic and paper products for food applications. The increase in sales also was due to the Ultra Pac, Bleyer Paper, Pactuco and Folietechniek acquisitions as substantially offset by the fourth quarter 1998 disposition of Detroit.

The Company's net sales increased by 12.6% during the year ended December 31, 1998 over the Company's net sales during the corresponding period in 1997. The overall increase was primarily due to the strong increase in Consumer Packaging sales and newly acquired facilities.

See additional discussion in the Operating Segments section.

GROSS PROFIT The Company's gross profit increased 5.3% during 1999 compared to 1998 primarily as a result of the incremental effects from the recent acquisitions partially offset by the disposition of Detroit. Gross profit margin decreased to 23.8% during 1999 compared to 24.0% during 1998. The decrease in gross profit margin is primarily the result of increased raw material costs and the poor operating performance at Ultra Pac during the second half of 1999. Such decrease was partially offset by a positive shift in product mix due to the addition of higher gross profit margin Ultra Pac and Bleyer Paper products compared with lower gross profit margin Detroit products that were eliminated with its disposition.

The Company's gross profit increased 21.4% during 1998 compared to 1997 primarily as a result of the incremental profit associated with the newly acquired companies, increased sales volume and improved operating efficiencies in the Consumer Packaging segment, as well as reduced raw material costs in many of the Company's businesses. The increased gross profit during 1998 was partially offset by the lower sales in the Technical Packaging segment. Gross profit margin increased to 24.0% in 1998 compared with 22.2% in 1997. This improvement in gross margin is primarily the result of reduced raw material costs in many of the Company's businesses and the improved operating efficiencies, resulting from the increased sales in the Consumer Packaging segment.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

OPERATING EXPENSES Selling and administrative expenses increased 19.7% during 1999 primarily as a result of the higher selling and administrative expenses associated with the recent acquisitions, the increased sales and management resources for most businesses and the 1998 special benefit discussed below. The increase in selling and administrative expenses was partially offset by reduced incentive compensation. As a percentage of net sales, selling and administrative expenses increased to 12.4% during 1999 compared to 11.0% during the same period in the prior year. This increase was primarily because of the addition of Ultra Pac and Pactuco with higher selling expenses as a percentage of net sales and the elimination of Detroit with lower operating expenses as a percentage of net sales. The increase, as a percentage of net sales, was also attributable to the 1998 special benefit and increased sales and management resources for most businesses as offset by the reduction in incentive compensation.

Selling and administrative expenses increased 13.1% during 1998 compared to 1997 primarily as a result of the larger selling and administrative expenses associated with the newly acquired companies, partially offset by the 1998 special benefit discussed below. As a percentage of net sales, selling and administrative expenses increased to 11.0% in 1998 compared to 10.9% in 1997 primarily due to the higher selling and administrative expenses associated with the recent acquisitions, lower net sales in the Technical Packaging segment and higher incentive compensation.

During the second quarter of 1998, the Company recorded a special benefit of $2.8 million. In conjunction with the sale of their stock, certain members of senior management (the "Management Stockholders") repaid $2.7 million of their loans from the Company (the "Management Loans"). Such loans were made to senior management during the fourth quarter of 1997 and the first quarter of 1998 pursuant to a stock option plan (the "IPC Option Plan") to enable them to pay their individual income taxes in connection with the exchange of options granted under the IPC Option Plan (the "IPC Options"). In addition, during the third quarter of 1997, the Company recorded an accrual for the anticipated future Company payments to senior management of an amount which (after taxes) enabled such management to pay interest on the Management Loans. As a result of the early loan repayment by the Management Stockholders, the Company's accrual for such future Company payments was reduced by $2.8 million during the second quarter of 1998.

Amortization of intangibles increased during 1999 compared to 1998 and 1998 compared to 1997 as a result of the incremental goodwill amortization associated with the recent acquisitions.

Restructuring Charge During the fourth quarter of 1999, Ivex recorded a restructuring charge of $5.0 million related to exit costs and certain asset impairments associated with closing the Hollister, California manufacturing facility, rationalizing and realigning manufacturing capacity in certain of the Company's businesses and exiting Ultra Pac's joint venture agreement in Chile.

The Company recorded expense of $4.0 million related to exit costs for the Hollister, California manufacturing facility. The Company is committed to an operating lease of the facility through March 1, 2008. All manufacturing ceased in Hollister during the fourth quarter of 1999 and was relocated to the other manufacturing facilities in Visalia, California, Rogers, Minnesota and Grove City, Pennsylvania. The $4.0 million expense includes an accrual for the estimated difference between the lease commitment and expected sublease proceeds of $2.8 million, a leasehold improvements impairment of $1.1 million and other exit costs of $180,000.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

The Company recorded expense of $450,000 as a result of the implementation of a manufacturing capacity rationalization plan during the fourth quarter of 1999. The plan resulted in exiting the Sparks, Nevada facility and removing Technical Packaging production from the Grove City, Pennsylvania facility. The planned consolidations are expected to be completed by the second quarter of 2000. The $450,000 expense includes an asset impairment for certain equipment of $280,000, an accrual for lease exit costs in Sparks of $85,000 and severance for approximately 15 manufacturing employees of $85,000.

Ivex initiated a plan to exit Ultra Pac's joint venture business in Chile. The Company recorded expense of $500,000 as a result of the impairment of assets associated with this joint venture.

The cash obligation for the Hollister lease is expected to be incurred over the lease period including 2000 through 2008. The actions associated with the restructuring charge are expected to benefit earnings for the Company beginning in the second half of 2000.

IPC OPTION PLAN CHARGE During the third quarter of 1997, the Company recorded a nonrecurring non-cash compensation charge of $53.3 million in connection with the Company's exchange, pursuant to the IPC Option Plan, of the IPC Options into 2,114,133 newly issued shares of the Company's common stock and newly issued stock options exercisable for 817,067 shares of the Company's common stock. The nonrecurring compensation charge consists of (i) a non-cash compensation charge of $33.8 million associated with the exchange of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of $19.5 million associated with the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay interest on the Management Loans.

INCOME FROM OPERATIONS Income from operations and operating margin were $64.9 million and 10.1%, respectively, during 1999, compared to $76.5 million and 12.6%, respectively, during 1998 and $6.3 million and 1.2%, respectively, during 1997. The decrease in income from operations and operating margin in 1999 compared with 1998 primarily resulted from the restructuring charge recorded in 1999 and the special benefit recorded in administrative expenses in 1998. Without the 1999 restructuring charge and 1998 special benefit, operating income and margin would have been $69.9 million and 10.9% in 1999 compared to $73.7 and 12.2% in 1998. The decrease in 1999 income from operations is primarily the result of the increased operating expenses. The decrease in operating margin primarily results from the increased operating expenses as a percentage of net sales. The increase in income from operations in 1998 compared with 1997 is the result of the special benefit recorded in 1998 and the IPC Option Plan charge recorded in 1997. Without this special benefit and IPC Option Plan charge, operating income and margin would have been $73.7 million and 12.2%, respectively, in 1998 and $59.6 million and 11.1%, respectively, in 1997. The increase in 1998 operating income (excluding such charge and benefit) is primarily the result of the incremental income from the recently completed acquisitions and the improved gross profit. The increase in the 1998 operating margin (excluding special charges and benefit) is the result of the improved gross profit margin.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

INTEREST EXPENSE Interest expense during 1999 was $30.8 million compared to $29.6 million and $41.9 million during 1998 and 1997, respectively. The increase in 1999 interest expense is primarily due to greater indebtedness, partially offset by decreased interest rates on borrowings and increased interest income. The greater indebtedness primarily resulted from the recent acquisitions and increased working capital. The decrease in 1998 interest expense compared to prior year is primarily the result of the Company's initial public offering of common stock and debt refinancing completed during the fourth quarter of 1997.

INCOME FROM EQUITY INVESTMENTS Income from equity investments in 1999 primarily results from the Company's equity investment in Packaging Holdings, L.L.C., which was formed near the end of 1998. Income Taxes During 1999, the Company determined that it was more likely than not that its net operating loss carryovers in the United Kingdom would be realized. As such, the Company reversed $1.4 million of its valuation reserve. Additionally during 1999, the Company recorded a $1.2 million nonrecurring tax benefit in its income tax provision resulting from the carryback of certain tax losses. Aside from the nonrecurring tax benefits, the Company's effective tax rate for the year approximated 39% compared with 40% in 1998. The decrease in effective tax rate reflected a lower aggregate effective rate for foreign operations.

The Company's 1998 income tax provision approximates 40% reflecting current and deferred U.S. federal and state tax provisions aggregating slightly lower than the consolidated effective rate offset by current and deferred foreign tax provisions (primarily Canada) that were slightly more than the consolidated effective rate.

The Company's tax benefit for 1997 reflects the deferred benefit of the loss before income taxes recorded in 1997 and a $13.2 million deferred benefit associated with the reversal of a portion of the Company's valuation allowance for deferred tax assets. During the third quarter of 1997, the Company determined that it was more likely than not that a portion of its deferred tax assets (comprised primarily of net operating loss carry-forwards) would be realizable given the Company's initial public offering and debt refinancing.

During 1999 and 1998, the Company paid cash taxes only for U.S. alternative minimum tax, state taxes and foreign tax (primarily Canada). As a result of the Company's net operating loss carryovers for U.S. federal tax the Company did not pay regular U.S. federal tax during 1999 or 1998. At December 31, 1999, the Company had U.S. net operating loss carryovers of $110.7 million of which approximately $74.4 million are limited in their annual usage to approximately $10.5 million per year.

EXTRAORDINARY LOSS The extraordinary loss in 1997 of $26.7 million (net of tax of $15.0 million) consists of $32.3 million of premiums paid to retire the 13 1/4% Senior Discount Debentures and the 12 1/2% Subordinated Notes, the write-off of $8.2 million of deferred financing costs related to the retired debt and the refinancing of the Company's senior credit facility, and $1.2 million of expenses incurred to retire the debt and the existing credit facility.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

NET INCOME/LOSS Net income was $25.2 million in 1999 compared to $28.2 million in 1998. The decrease in net income in 1999 is primarily the result of the reduced operating income and restructuring charge partially offset by the nonrecurring tax benefits.

Net income was $28.2 million in 1998 compared to a net loss of $36.3 million in 1997. The increase in net income in 1998 is primarily the result of the 1998 special charge and extraordinary loss recorded in 1997, improved operating income and reduced interest expense.

OPERATING SEGMENTS

NET SALES The following table sets forth information with respect to net sales of the Company's operating segments for the periods presented.

Years Ended December 31    1999   % of Net Sales   1998   % of Net Sales  1997  % of Net Sales
(dollars in thousands)
Consumer Packaging         $394,669    61.4       $341,920    56.4       $264,646    49.1
Technical Packaging         248,357    38.6        264,531    43.6        273,829    50.9
                           --------------------------------------------------------------
  Total                    $643,026   100.0       $606,451   100.0       $538,475   100.0
                           ==============================================================

Consumer Packaging's net sales increased by 15.4% in 1999 from 1998 and 29.2% in 1998 from 1997. The increase primarily resulted from incremental sales associated with the Ultra Pac, Bleyer Paper and Folietechniek acquisitions and increased sales of converted plastic and paper products for food applications. During 1999, sales of converted plastic and paper products in the U.S. (excluding the sales relating to Ultra Pac and Bleyer Paper) increased approximately 3.9% while such sales outside of the U.S. (Europe, Canada and Mexico) increased 23.0% compared to 1998. The largest increase in sales outside of the U.S. occurred in the United Kingdom and Continental Europe. The largest unit sales volume growth within the Company's extruded products occurred in the custom extruded sheet product category in the areas of PET sheet and HIPS sheet. The 1998 increase in Consumer Packaging sales primarily resulted from the second quarter 1998 acquisition of Ultra Pac, the fourth quarter 1998 acquisition of Bleyer Paper and the Company's 1997 acquisitions (including M&R, AVP and Crystal). Additionally, the 1998 increase is the result of increased unit sales volume of extruded sheet and film and converted plastic and paper products partially offset by lower average selling prices. The largest unit sales volume growth rates occurred in the Company's custom extruded sheet product category in the areas of PET sheet and HIPS sheet.

Technical Packaging's net sales decreased by 6.1% in 1999 from 1998 and decreased by 3.4% in 1998 from 1997. The decrease in 1999 resulted primarily from the disposition of Detroit, partially offset by incremental sales from the Pactuco acquisition. Additionally, during 1999 the Company continued to experience significant unit volume decreases in its coated and laminated products as a result of declining markets for these products. During 1999, increased sales unit volume was mostly offset by decreased selling prices for the Company's surface protection, protective packaging and manufactured paper products. The decrease in 1998 from 1997 was attributable to the disposition of Detroit in November 1998 and lower unit sales volume in most product categories. As expected, the Company experienced significant unit volume decreases in its coated and laminated products as a result of declining markets for these products. In addition, the Company experienced unit volume decreases in its protective packaging products as a result of, among other things, increased competition for certain of these products. The Company also experienced unit volume decreases in its surface protection business primarily as a result of reduced demand from its customers and slower market growth resulting from end use customer market dislocations in Asia. The 1998 decrease was partially offset by increased volume in certain adhesiveless surface protection product groups as well as increased volume in the segment's Canadian paper packaging business.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

ADJUSTED EBITDA Adjusted EBITDA includes income from operations adjusted to exclude depreciation and amortization expenses, the 1999 restructuring charge, the 1998 special benefit and 1997 IPC Option Plan charge. The Company believes that Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBITDA is not a defined term under Generally Accepted Accounting Principles ("GAAP") and is not indicative of operating income or cash flow from operations as determined under GAAP.

The following table sets forth information with respect to Adjusted EBITDA of the Company's operating segments for the periods presented.

Year Ended December 31       1999  % of Net Sales     1998    % of Net Sales     1997    % of Net Sales
 (dollars in thousands)
-------------------------------------------------------------------------------------------------------
Consumer Packaging        $  80,931    20.5        $  73,727         21.6      $  52,127     19.7
Technical Packaging          36,071    14.5           41,646         15.7         40,695     14.9
Corporate expenses           (8,158)   --             (7,622)        --           (6,018)    --
                          ------------------------------------------------------------------------
Total                     $ 108,844    16.9        $ 107,751         17.8      $  86,804     16.1
                          ========================================================================

The Company's Adjusted EBITDA increased by $1.1 million to $108.8 million in 1999, an Adjusted EBITDA margin of 16.9%, compared to 1998 Adjusted EBITDA of $107.8 million and an Adjusted EBITDA margin of 17.8%. The 9.8%, or $7.2 million, increase in Consumer Packaging's Adjusted EBITDA was primarily attributable to the incremental Adjusted EBITDA from Ultra Pac, Bleyer Paper, and Folietechniek, increased sales volume and reduced incentive compensation. The increase was partially offset by third and fourth quarter increases in raw material costs and poor operating performance at Ultra Pac. The decrease in Technical Packaging's Adjusted EBITDA of 13.4%, or $5.6 million, was primarily due to the disposition of Detroit and decreased sales in the first quarter of 1999 for the Company's protective packaging and surface protection product lines. The increase in Corporate expenses was primarily the result of an increase in human resources required as a result of the Company's growth partially offset by reduced incentive compensation expense.

The Company's Adjusted EBITDA increased by $20.9 million to $107.8 million in 1998, an Adjusted EBITDA margin of 17.8%, compared to 1997 Adjusted EBITDA of $86.8 million and an Adjusted EBITDA margin of 16.1%. The increase in Consumer Packaging's Adjusted EBITDA during 1998 was primarily attributable to the incremental Adjusted EBITDA from the recently completed acquisitions and the incremental profitability associated with the increased sales volume and improved gross profit margin. The slight increase in Technical Packaging's Adjusted EBITDA was the result of improved gross profit margins resulting from lower raw material costs partially offset by lower sales volume. The increase in Corporate expenses was primarily due to higher compensation and incentive compensation expense and public company expenses.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, the Company had cash and cash equivalents of $5.8 million and $54.9 million was available under the Revolving Credit Facility of IPC's Senior Credit Facility (the "Senior Credit Facility"). IPC's working capital at December 31, 1999 was $69.2 million.

On October 26, 1999, the Company's Senior Credit Facility was amended to revise certain covenants. The Company paid fees of $0.6 million and increased the interest rate on all borrowings under the Senior Credit Facility by a range of 0.25% to 0.375% as a result of the amendment.

The primary short-term and long-term operating cash requirements for the Company are for debt service, working capital and capital expenditures. The Company expects to rely on cash generated from operations supplemented by Revolving Credit Facility borrowings under the Senior Credit Facility to fund the Company's principal short-term and long-term cash requirements.

The Senior Credit Facility is comprised of a $150.0 million Term A Loan, $150.0 million Term B Loan and $265.0 million revolving credit facility (up to $65.0 million of which may be in the form of letters of credit). The Term A Loan is required to be repaid in quarterly payments totaling $25.0 million in 2000, $26.25 million in 2001, $31.25 million in 2002 and $26.25 million in 2003 and the Term B Loan is required to be repaid in quarterly payments totaling $1.5 million per annum through September 30, 2003 and four installments of $35.25 million on December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004. The interest rate of the Senior Credit Facility can be, at the election of IPC, based upon LIBOR or the Adjusted Base Rate, as defined therein, and is subject to certain performance pricing adjustments. The Term A Loan and loans under the Revolving Credit Facility bear interest at rates up to LIBOR plus 1.625% or the Adjusted Base Rate plus 0.625%. As of December 31, 1999, such rates are 1.5% plus LIBOR. The Term B Loan bears interest at rates up to LIBOR plus 2.00% or the Adjusted Base Rate plus 1.0%. As of December 31, 1999, such rates are 2.0% plus LIBOR. Borrowings are secured by substantially all the assets of the Company and its subsidiaries. The Revolving Credit Facility and Term A Loan will terminate on September 30, 2003 and the Term B Loan will terminate on September 30, 2004. Under the Senior Credit Facility, IPC is required to maintain certain financial ratios and levels of net worth and future indebtedness and dividends are restricted, among other things. The Company believes it is currently in compliance with the terms and conditions of the Senior Credit Facility in all material respects.

IPC's industrial revenue bonds require monthly interest payments and are due in varying amounts and dates through 2009. Certain letters of credit under the Company's Senior Credit Facility provide credit enhancement for IPC's industrial revenue bonds.

In order to reduce the impact of changes in interest rates on its variable rate debt, the Company entered into interest rate derivative instruments discussed in "Quantitative and Qualitative Disclosures About Market Risk".

The Company made capital expenditures of $48.3 million, $40.1 million and $25.4 million in 1999, 1998 and 1997, respectively. At December 31, 1999, the Company has a significant number of capital projects ongoing in all major business groups with the majority of the spending going to capacity additions in extrusion and converting for the Consumer Packaging operating segment and in surface protection for the Technical Packaging operating segment. In future periods, the capital spending is expected to approximate or slightly exceed depreciation expense.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

On April 20, 1999, Ivex acquired the electronics packaging business of Pactuco, headquartered in Lompoc, California for a $21.0 million initial payment and payments of $1.0 million per year for the next five years (including non-compete agreements). Based on the operating results of the business, the purchase price could be increased by as much as $3.0 million per year over the next three years. With manufacturing operations in California, Malaysia and Hong Kong, this business provides technical packaging for the computer and electronics industries and has annual sales of $35.0 million. On July 30, 1999, Ivex acquired all of the outstanding stock of Folietechniek headquartered in Raamsdonksveer, Netherlands for $4.8 million and assumed debt of approximately $1.9 million. Folietechniek is a manufacturer of extruded plastic products and has annual sales of approximately $13.0 million. The acquisitions were financed through revolving credit borrowings under the Senior Credit Facility and were recorded using the purchase method of accounting.

On October 21, 1999, Ivex announced its plans to purchase up to $5.0 million of its outstanding shares of common stock, from time to time, in the open market and in individually negotiated transactions, subject to price, availability and general market conditions. At December 31, 1999, the Company had purchased $1.2 million of its outstanding shares of common stock.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


In June 1998, the financial accounting standards board issued financial accounting standards no. 133, "Accounting for derivatives and similar financial instruments and hedging activities," which requires all derivatives to be measured at fair value and recognized in the statement of financial position as assets or liabilities. In addition, all hedges fall into one of two categories-fair value and cash flow hedges-which determines whether changes in fair value of the hedge are recorded in net income or in other comprehensive income. In June 1999, the statements' effective date was delayed by one year, and it will be effective January 1, 2001 for the company. The effect of adoption of this statement on the company's results of operations or financial position has not been determined.

YEAR 2000

The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the "Year 2000 issue." However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar issues such as leap year-related problems may occur with the billing, payroll, or financial closings at month, quarter or year end. The Company believes that any such problems are likely to be minor and correctable. In addition, the Company could still be negatively affected if its customers or suppliers are adversely affected by the Year 2000 or similar issues. The Company currently is not aware of any significant Year 2000 or similar problems that have arisen for its customers or suppliers.

The Company expended approximately $180,000 on Year 2000 readiness efforts from 1997 to 1999. These efforts included replacing some outdated, noncompliant hardware and noncompliant software as well as identifying and remediating Year 2000 problems.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE The Company uses primarily foreign exchange forward contracts to hedge its exposure from adverse changes in foreign exchange rates. A 10% unfavorable movement in the foreign exchange rates would not expose the Company to material losses in earnings or cash flows.

INTEREST RATES The Company uses interest rate swaps and collars to modify its exposure to interest rate movements and to reduce borrowing costs. The Company's net exposure to interest rate risk consists of floating rate debt instruments that are benchmarked to LIBOR. As of December 31, 1999, the Company had $320.0 million notional value of interest rate derivatives outstanding (described below). A 10% unfavorable movement in LIBOR rates would not expose the Company to material losses of earnings or cash flows.

The Company has entered into interest rate swap agreements with a group of banks having notional amounts totaling $160.0 million and various maturity dates through November 5, 2002. These agreements effectively fix the Company's LIBOR base rate for $160.0 million of the Company's indebtedness at rates from 5.33% to 6.12% during this period. The Company has entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $100.0 million through November 5, 2002. These collar agreements effectively fix the LIBOR base rate for $100.0 million of the Company's indebtedness at a maximum of 7.00% and allow for the Company to pay the market LIBOR from a floor of 5.55% to the maximum rate. If LIBOR falls below 5.55%, the Company is required to pay the floor rate of 5.55%. The Company has also entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $60.0 million of the Company's indebtedness through November 5, 2001 at a maximum of 5.31% and allow for the Company to pay the market LIBOR from a floor of 4.47% to the maximum rate. If LIBOR falls below 4.47%, the Company is required to pay the floor rate of 4.47%. Income or expense related to settlements under these agreements is recorded as adjustments to interest expense in the Company's financial statements. The fair market value of the Company's derivative instruments outlined above approximates a gain of $5.5 million as of December 31, 1999 and is based upon the amount at which it could be settled with a third party, although the Company has no current intention to trade any of these instruments and plans to hold them as hedges for the Senior Credit Facility.

LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

The Company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings, which constitute ordinary routine litigation incidental to the business of the Company and its subsidiaries. In the opinion of the Company's management, none of these proceedings or claims is material to the business or financial condition of the Company.

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

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

From time to time, the Company is involved in cases arising under the environmental Superfund law. These cases generally involve sites, which allegedly have received wastes from current or former Company locations. Based on information available to the Company, a reasonable estimate is calculated for the Company's share, if any, of the probable costs associated with such cases and is provided for in the Company's financial statements. The Company reviews its accruals on a regular basis and believes that the potential costs for the cleanup of such sites will not have a material adverse effect on the Company. Although, no assurance can be given that additional issues relating to presently known sites or to other sites will not require additional investigation or expenditures.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations-For the Years Ended December 31, 1999, 1998 and 1997,-Liquidity and Capital Resources,-Year 2000 and-Quantitative and Qualitative Disclosures About Market Risk" constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause results to differ materially from current expectations are: (i) changes in consumer demand and prices resulting in a negative impact on revenues and margins; (ii) raw material substitutions and increases in the costs of raw materials, utilities, labor and other supplies; (iii) increased competition in the Company's product lines; (iv) changes in capital availability or costs; (v) workforce factors such as strikes or labor interruptions; (vi) the ability of the Company and its subsidiaries to develop new products, identify and execute capital programs and efficiently integrate acquired businesses; (vii) the cost of compliance with applicable governmental regulations and changes in such regulations, including environmental regulations; (viii) the general political, economic and competitive conditions in markets and countries where the Company and its subsidiaries operate, including currency fluctuations and other risks associated with operating in foreign countries; (ix) the ability of the Company, its subsidiaries and those with whom they conduct business to timely resolve any remaining Year 2000 issues; and (x) the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond the control of the Company and its subsidiaries.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations


December 31
(dollars in thousands, except per share data)       1999         1998
---------------------------------------------------------------------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                     $   5,824    $   7,363
 Accounts receivable trade, net of allowance      98,280       76,699
 Inventories                                      97,519       77,509
 Prepaid expenses                                  5,036        4,646
                                               ----------------------
 Total current assets                            206,659      166,217
                                               ----------------------
PROPERTY, PLANT AND EQUIPMENT
 Buildings and improvements                       65,994       62,779
 Machinery and equipment                         368,050      308,549
 Construction in progress                         19,119       22,705
                                                ----------------------
                                                 453,163      394,033
 Less-Accumulated depreciation                  (199,457)    (165,207)
                                                ----------------------
                                                 253,706      228,826
 Land                                             12,608       12,538
                                               ----------------------
 Total property, plant and equipment             266,314      241,364
                                               ----------------------
OTHER ASSETS
 Goodwill, net of accumulated amortization       104,411       85,823
 Deferred income taxes                             5,934       16,955
 Management receivable                             9,817       11,919
 Miscellaneous                                    47,452       33,867
                                               ----------------------
 Total other assets                              167,614      148,564
                                               ----------------------
Total Assets                                   $ 640,587    $ 556,145
                                               ======================

                           Ivex Packaging Corporation
                          Consolidated Balance Sheets
                                  (continued)

December 31 (dollars in thousands, except per share data)             1999         1998
---------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Current installments of long-term debt                          $  27,806    $  23,312
 Accounts payable and accrued invoices                              64,108       36,744
 Accrued salary and wages                                            9,980       11,789
 Self insurance reserves                                             8,853        7,523
 Accrued rebates and discounts                                       7,595        7,534
 Accrued interest                                                    3,164        3,279
  Other accrued expenses                                            15,954       13,959
                                                                 ----------------------
   Total current liabilities                                       137,460      104,140
                                                                 ----------------------
LONG-TERM DEBT                                                     434,902      409,071
                                                                 ----------------------
OTHER LONG-TERM LIABILITIES                                         21,566       17,570
                                                                 ----------------------
DEFERRED INCOME TAXES                                                1,351        3,173
                                                                 ----------------------
COMMITMENTS AND CONTINGENCIES (NOTE 10)                               --           --
                                                                 ----------------------
STOCKHOLDERS' EQUITY
 Common stock, $.01 par value-45,000,000 shares authorized;            209           209
 20,793,469 and 20,931,268 shares issued and outstanding
 Paid in capital in excess of par value                            339,354      339,098
 Accumulated deficit                                              (286,400)    (311,642)
  Treasury stock, at cost-153,800 shares                            (1,216)          --
 Accumulated other comprehensive loss                               (6,639)      (5,474)
                                                                 ----------------------
                  Total stockholders' equity                        45,308       22,191
                                                                 ----------------------
Total Liabilities and Stockholders' Equity                       $ 640,587    $ 556,145
                                                                 ======================

The accompanying notes are an integral part of this statement

                           Ivex Packaging Corporation
                      Consolidated Statements of Operations

Year Ended December 31  (dollars in thousands, except per share data)            1999                1998                1997
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $   643,026         $   606,451         $   538,475
Cost of goods sold                                                            489,969             461,135             418,815
                                                                  ------------------------------------------------------------
Gross profit                                                                  153,057             145,316             119,660
                                                                  ------------------------------------------------------------
Operating expenses
   Selling                                                                     38,169              32,517              27,625
   Administrative                                                              41,589              34,110              31,299
   Amortization of intangibles                                                  3,436               2,196               1,111
   Restructuring charge                                                         4,950                  --                  --
   IPC Option Plan charge                                                          --                  --              53,329
                                                                  ------------------------------------------------------------
Total operating expenses                                                       88,144              68,823             113,364
                                                                  ------------------------------------------------------------
Income from operations                                                         64,913              76,493               6,296
Other income (expense)
------------------------------------------------------------------------------------------------------------------------------
   Interest expense                                                           (30,757)            (29,561)            (41,889)
   Income from equity investments                                               3,012                  --                  --
                                                                  ------------------------------------------------------------
Income (loss) before income taxes and extraordinary loss                       37,168              46,932             (35,593)
Income tax (benefit) provision                                                 11,926              18,738             (26,053)
                                                                  ------------------------------------------------------------
Income (loss) before extraordinary loss                                        25,242              28,194              (9,540)
Extraordinary loss                                                                 --                  --             (26,730)
                                                                  ------------------------------------------------------------
Net income (loss)                                                         $    25,242         $    28,194         $   (36,270)
                                                                  ============================================================

                           Ivex Packaging Corporation
                      Consolidated Statements of Operations
                                  (continued)

Year Ended December 31 (dollars in thousands, except per share data)             1999                1998                1997
------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share
  Basic:
   Income (loss) before extraordinary loss                                $      1.21         $      1.36         $     (0.75)
   Extraordinary loss                                                              --                  --               (2.10)
                                                                  ------------------------------------------------------------
   Net income (loss)                                                      $      1.21         $      1.36         $     (2.85)
                                                                  ------------------------------------------------------------
   Weighted average shares outstanding                                    $20,915,910         $20,726,556         $12,747,029
                                                                  ------------------------------------------------------------
  Diluted:
   Income (loss) before extraordinary loss                                $      1.20         $      1.35             $ (0.75)
   Extraordinary loss                                                              --                  --               (2.10)
                                                                  ------------------------------------------------------------
   Net income (loss)                                                      $      1.20         $      1.35         $     (2.85)
                                                                  ============================================================
   Weighted average shares outstanding                                     20,978,942          20,909,317          12,747,029
                                                                  ============================================================

------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of this statement.


                           Ivex Packaging Corporation
                      Consolidated Statements of Operations
                                  (continued)

                                                               Common
                                                                Stock   Paid in Capital
                                               ----------------------      In Excess of
(dollars in thousands, except per share data)       Shares     Amount         Par Value
---------------------------------------------------------------------------------------
Balance at December 31, 1996                     1,072,246       $ 11          $177,375
  Issuance of management shares                    218,968          2            33,824
  Common stock split                            11,175,452        112              (112)
  Issuance of common stock                       7,960,000         79           117,235
  Net loss                                              --         --                --
  Other comprehensive income                            --         --                --

  Comprehensive income (loss
                                              ------------------------------------------
Balance at December 31, 1997                    20,426,666        204           328,322
  Issuance of common stock                         500,000          5            10,702
  Exercise of common stock options                   4,602         --                74
----------------------------------------------------------------------------------------
  Net income                                            --         --                --
  Other comprehensive income                            --         --                --
  Comprehensive income (loss)
                                              ------------------------------------------
Balance at December 31, 1998                    20,931,268        209           339,098
  Exercise of common stock options                  16,001         --               256
  Purchase of treasury stock (153,800)            (153,800)        --                --
  Net income                                            --         --                --
  Other comprehensive loss                              --         --                --
  Comprehensive income (loss)
                                              ------------------------------------------
Balance at December 31, 1999                    20,793,469       $209          $339,354
                                              ==========================================

                                                                    Accumulated
                                                                          Other
                                                                         Compre-           Stock-      Comp-
                                                                         hensive         holders'    hensive
                                               Accumulated  Treasury      Income          Equity      Income
(dollars in thousands, except per share data)      Deficit     Stock      (Loss)       (Deficit)      (Loss)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                     $(303,566)       --    $(1,164)       $(127,344)
  Issuance of management shares                         --        --         --           33,826
  Common stock split                                    --        --         --               --
  Issuance of common stock                              --        --         --          117,314
  Net loss                                         (36,270)       --         --          (36,270)  $(36,270)
  Other comprehensive income                            --        --        305              305        305
                                                                                                   --------
  Comprehensive income (loss                                                                       $(35,965)
                                              --------------------------------------------------   ========
Balance at December 31, 1997                      (339,836)       --       (859)         (12,169)
  Issuance of common stock                              --        --         --           10,707
  Exercise of common stock options                      --        --         --               74
-------------------------------------------------------------------------------------------------  ---------
  Net income                                        28,194        --         --           28,194   $ 28,194
  Other comprehensive income                            --        --     (4,615)          (4,615)    (4,615)
                                                                                                   --------
  Comprehensive income (loss)                                                                      $ 23,579
                                              --------------------------------------------------   ========
Balance at December 31, 1998                      (311,642)       --     (5,474)          22,191
  Exercise of common stock options                      --        --         --              256
  Purchase of treasury stock (153,800)                  --   $(1,216)        --           (1,216)
  Net income                                        25,242        --         --           25,242   $ 25,242
  Other comprehensive loss                              --        --     (1,165)          (1,165)    (1,165)
                                                                                                   --------
  Comprehensive income (loss)                                                                        24,077
                                              --------------------------------------------------   ========
Balance at December 31, 1999                      (286,400)  $(1,216)   $(6,639)        $ 45,308
                                              ==================================================



The accompanying notes are an integral part of this statement.



------------------------------------------------------------------------------

                           Ivex Packaging Corporation
                      Consolidated Statements of Cash Flows

Year Ended December 31 (dollars in thousands,
  except per share data)                                      1999           1998           1997
------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income (loss)                                      $  25,242      $  28,194      $ (36,270)
   Adjustments to reconcile net income (loss)
   to net cash from operating activities:
    Depreciation of properties                              35,545         31,828         26,068
    Amortization of intangibles and debt issue costs         4,335          2,978          2,404
    Non-cash restructuring charge                            4,586             --             --
    Non-cash income from equity investments                 (3,012)            --             --
    Non-cash interest (income) expense                      (1,609)        (1,072)        11,223
    Non-cash IPC Option Plan charge                             --             --         53,329
    Extraordinary loss                                          --             --         26,730
    Deferred income taxes                                    7,653         12,749        (28,433)
                                                           -------------------------------------
                                                            72,740         74,677         55,051
                                                           -------------------------------------

    Change in operating assets and liabilities:
      Accounts receivable                                  (16,865)       (10,372)        (7,342)
      Inventories                                          (15,329)       (11,244)        (4,946)
      Prepaid expenses                                        (220)          (232)          (212)
      Accounts payable                                      20,049         (5,557)        (3,907)
      Accrued expenses and other liabilities                (6,365)        (3,246)        (2,169)
                                                          --------------------------------------
       Net cash from operating activities                   54,010         44,026         36,475
                                                          --------------------------------------
Cash Flows from Financing Activities
  Proceeds from issuance of stock                               --         10,707        117,314
  Proceeds from senior credit facility                          --             --        300,000
  Payment of debt                                          (25,237)       (36,117)       (59,125)
  Proceeds from revolving credit facility                   52,900        111,800          1,000
  Redemption of 131/4% Discount Debentures                      --        10, 707       (117,363)
  Redemption of 121/2% Subordinated Notes                       --             --       (157,423)
                                                          --------------------------------------

  Management receivable                                      2,102           (784)       (11,625)
  Debt redemption costs                                         --             --        (33,339)
  Payment of debt issue costs and other                       (509)        (2,744)        (4,556)
                                                          --------------------------------------
       Net cash from financing activities                   29,256         82,862         34,883
                                                          --------------------------------------
Cash Flows from Investing Activities
  Purchase of property, plant and equipment                (48,323)       (40,137)       (25,364)
  Acquisitions                                             (28,061)       (85,005)       (42,728)
  Other, net                                                (8,421)          (372)           (99)
                                                          --------------------------------------
       Net cash used by investing activities               (84,805)      (125,514)       (68,191)
                                                          --------------------------------------
Net increase (decrease) in cash and cash equivalents        (1,539)         1,374          3,167
Cash and cash equivalents at beginning of period             7,363          5,989          2,822
                                                          --------------------------------------
Cash and cash equivalents at end of period                $  5,824      $   7,363      $   5,989
                                                          ======================================
Supplemental cash flow disclosures
  Cash paid during the year for:
       Interest                                           $ 31,582      $  30,757      $  28,761
       Income taxes                                          6,232          3,412          1,561

The accompanying notes are an integral part of this statement.

                           Ivex Packaging Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

NOTE 1--ORGANIZATION

Ivex Packaging Corporation (the "Company") owns 100% of the common stock of IPC, Inc. ("IPC"). The Company is a holding company with no operations of its own and IPC has no contractual obligations to distribute funds to the Company.


NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION All the accounts of the wholly-owned subsidiaries of the Company have been consolidated. All significant intercompany transactions and accounts have been eliminated.

REVENUE RECOGNITION  The Company recognizes revenue upon shipment of products.

CASH AND CASH EQUIVALENTS The Company considers all short-term deposits with initial maturities of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

December 31                                            1999                1998
-------------------------------------------------------------------------------
Accounts receivable                                $103,273             $79,566
Less-Allowance for doubtful accounts                 (4,993)             (2,867)
                                                -------------------------------
                                                   $ 98,280             $76,699
                                                ===============================

Accounts receivable from sales to customers are unsecured.

INVENTORIES Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method to determine the cost of raw materials and finished goods.

December 31                                            1999                1998
-------------------------------------------------------------------------------
Raw materials                                      $ 46,018             $34,136
Finished goods                                       51,501              43,373
                                                -------------------------------
                                                   $ 97,519             $77,509
                                                ===============================

                           Ivex Packaging Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)


PROPERTY, PLANT AND EQUIPMENT Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets (generally 30 years for buildings and 3-15 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; major improvements are capitalized.

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

IPC provides limited post retirement benefits to a select group of employees. The current period cost and reserves related to these benefits are not material.
-------------------------------------------------------------------------------


GOODWILL AND OTHER LONG-LIVED ASSETS Goodwill represents the excess purchase price over fair value of net assets acquired and is being amortized using the straight-line method over forty-year periods. Accumulated amortization was $23,889 and $21,304 as of December 31, 1999 and 1998, respectively.

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. No such impairment has occurred in the periods presented.

EARNINGS PER SHARE Basic earnings (loss) per share excludes dilution and is computed by dividing income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the potential dilution that could occur if common stock options are exercised and is computed by dividing income (loss) by the weighted average number of common shares outstanding, including common stock equivalent shares, issuable upon exercise of outstanding stock options, to the extent that they would have a dilutive effect on the per share amounts. Dilution of the Company's weighted average shares outstanding results from common stock issuable upon exercise of outstanding stock options (63,032 and 182,761 for the years ended December 31, 1999 and 1998, respectively).
-------------------------------------------------------------------------------

                           Ivex Packaging Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)


OTHER COMPREHENSIVE INCOME During 1998, the Company adopted Financial Accounting Standards Board Statement ("SFAS") No. 130, "Reporting Comprehensive Income" which requires the Company to disclose, in financial statement format, all non-owner changes in equity.

Other comprehensive income (loss) resulted from the following:



Year Ended December 31                           1999                  1998              1997
---------------------------------------------------------------------------------------------
Foreign currency translation adjustments      $    84               $(4,615)             $305
Minimum pension liability adjustment           (1,249)                   --                --
                                          ----------------------------------------------------
                                              $(1,165)              $(4,615)             $305
                                          ===================================================



FOREIGN CURRENCY TRANSLATION The financial statements of the Company's foreign subsidiaries are maintained in local currency which is the functional currency. The balance sheets of these subsidiaries are translated at exchange rates in effect at the balance sheet date and the related statements of operations are translated at weighted average rates of exchange for the year. Translation adjustments resulting from this process are reflected as comprehensive income
(loss). Gains and losses resulting from foreign exchange transactions are recorded in the results from operations. Such amounts were not significant in the periods presented.

DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION The Company engages in the business of manufacturing plastic and paper packaging products for different end-use packaging applications principally with customers in North America and Europe. The Company is divided into two operating segments, Consumer Packaging and Technical Packaging, based on management decisions as to resource allocation. Consumer Packaging applications include the integrated production and conversion of oriented polystyrene sheet, other plastic sheet and paper into thermoformed and converted packaging products and the sale of plastic sheet to other packaging thermoformers. Technical Packaging applications include the manufacture and sale of converted, coated and laminated paper and plastic materials as well as the manufacture and sale of recycled kraft paper. Operating performance and decisions are based on Adjusted EBITDA of each segment which includes income from operations adjusted to exclude depreciation and amortization expenses and nonrecurring charges.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of financial instruments, other than the Company's interest rate derivative instruments (see
Note 5-Long-Term Debt), approximates their estimated fair value based on market prices for the same or similar type of financial instruments.

-------------------------------------------------------------------------------

RECLASSIFICATIONS Certain amounts in the consolidated financial statements for 1998 and 1997 have been reclassified to conform to the 1999 presentation.

                           Ivex Packaging Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)

NOTE 3--PUBLIC OFFERINGS AND REFINANCING

On May 27, 1998, the Company completed a secondary offering (the "Secondary") of 4,000,000 shares of common stock of the Company. In the Secondary, the Company sold to the underwriters 500,000 previously unissued shares of common stock at an offering price of $24.00 per share yielding net proceeds of $10,707. Other selling stockholders, including members of the Company's management (the "Management Stockholders"), sold 3,500,000 previously issued and outstanding shares of common stock owned by them. The Company did not receive any of the proceeds from the sale of shares of common stock by such selling stockholders. The proceeds of the Secondary were used to pay down borrowings under the Company's revolving credit facility.

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

In connection with the above repurchase of the 12 1/2% Subordinated Notes and the 13 1/4% Discount Debentures, the Company paid premiums aggregating $32,374. In connection with the refinancing, the Company incurred expense of approximately $8,177 related to the write-off of previously capitalized debt issuance costs and paid costs of $1,214 associated with the repurchase of existing debt. See Note 11-Extraordinary Loss from Extinguishment of Debt.

                           Ivex Packaging Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (dollars in thousands, except per share data)



NOTE 4--MISCELLANEOUS OTHER ASSETS

December 31                                                     1999               1998
---------------------------------------------------------------------------------------
Investments in Packaging Holdings, L.L.C.                    $24,992            $18,929
Non-compete agreements, net                                    7,553              1,750
Deferred financing costs, net                                  4,460              4,622
Other                                                         10,447              8,566
                                                   ------------------------------------
                                                             $47,452            $33,867
                                                   ====================================


Investments in Packaging Holdings, L.L.C. On November 19, 1998, Packaging Holdings L.L.C., a newly organized Delaware limited liability company ("Packaging") acquired (i) the business of Bagcraft Corporation of America ("Bagcraft") for a cash purchase price of $89,000 (including a two year non-compete agreement for $5,000) and (ii) the business of the Company's Detroit paper mill facility ("Detroit") for 12% Subordinated Notes with an original face value of $12,500 (the "Packaging Notes") and an equity interest equal to 49.5% of the common stock of Packaging. The remaining equity investors in Packaging include, among others, certain members of the Company and Bagcraft management. Additionally, the Company received a $1,000 fee resulting from work performed in the formation and acquisitions of Packaging.

During 1999, Ivex contributed additional capital of $1,800 to Packaging in connection with the acquisition of International Converters, Inc. ("ICI"), a flexible packaging converter supplying product to consumer and industrial markets. The Company has accounted for its investment in Packaging through the equity method of accounting. The Company's equity investment asset of $10,717 differs from the underlying equity in net assets of Packaging by $7,911 due to the deferred gain on the sale of Detroit.

Packaging is an integrated manufacturer of flexible packaging supplying products to the food service, bakery, microwave popcorn, supermarket and industrial market segments. Additionally, Packaging manufactures specialty lightweight papers with waxing and foil lamination capabilities for the flexible packaging industry and food packaging converters, masking tape base stock and natural kraft paper.

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                 (dollars in thousands, except per share data)

Condensed financial information for Packaging is as follows:

December 31                                  1999               1998
BALANCE SHEET
Current assets                           $ 59,204           $ 36,905
Property, plant and equipment              76,131             65,091
Other assets                               41,627             31,950
                                         ---------------------------
Total assets                             $176,962           $133,946
                                         ===========================
Current liabilities                      $ 25,595           $ 21,636
Long-term liabilities                     113,685             82,564
Members' capital                           37,682             29,746
                                         ---------------------------
Total liabilities and members' capital   $176,962           $133,946
                                         ===========================

                                             For the period from
--------------------------------------------------------------------------------
                                  For the year ended   November 19, 1998 to
                                   December 31, 1999      December 31, 1998
--------------------------------------------------------------------------------
INCOME STATEMENT
Net sales                                $199,645           $ 17,878
Cost of goods sold                        159,968             15,659
Operating expense                          25,950              1,945
Interest and income taxes                  10,045                828
                                         ---------------------------
Net income (loss)                        $  3,682           $   (554)
                                         ===========================

At December 31, 1999 and 1998, the balance on the Packaging Notes was $14,275 and $12,666. Interest on the Packaging Notes is currently paid-in-kind at a rate of 12% on a semi-annual basis. The Packaging Notes are unsecured and mature on November 21, 2005.


NON-COMPETE AGREEMENTS Non-compete agreements are amortized over the related life of the agreement (generally 5 to 10 years). At December 31, 1999 and 1998, accumulated amortization on the non-compete agreements was $1,740 and $777, respectively.

DEFERRED FINANCING COSTS Deferred financing costs are being amortized over the term of the related debt. At December 31, 1999 and 1998, accumulated amortization was $2,151 and $1,275, respectively.

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                 (dollars in thousands, except per share data)



NOTE 5--LONG-TERM DEBT


December 31                                         1999         1998
---------------------------------------------------------------------
Senior credit facility                         $ 421,075    $ 390,925
 Industrial revenue bonds                         39,590       39,667
 Other                                             2,043        1,791
                                               ----------------------
 Total debt outstanding                          462,708      432,383
 Less-Current installments of long-term debt     (27,806)     (23,312)
                                               ----------------------
         Long-term debt                        $ 434,902    $ 409,071
                                               ======================

SENIOR CREDIT FACILITY On October 26, 1999, the Senior Credit Facility was amended to revise certain covenants. The Company paid fees of $600 and increased the interest rate on all borrowings under the Senior Credit Facility by a range of 0.25% to 0.375% as a result of the amendment. The Senior Credit Facility is comprised of a $150,000 Term A Loan, a $150,000 Term B Loan and a $265,000 revolving credit facility (up to $65,000 of which may be in the form of letters of credit). At December 31, 1999, borrowings of $165,700 were outstanding and $54,878 was available under the revolving credit portion of the Senior Credit Facility. The Term A Loan is required to be repaid in quarterly payments totaling $25,000 in 2000, $26,250 in 2001, $31,250 in 2002 and $26,250 in 2003
and the Term B Loan is required to be repaid in quarterly payments totaling $1,500 per annum through September 30, 2003 and installments of $35,250 on December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004. The interest rate of the Senior Credit Facility can be, at the election of the Company, based upon LIBOR or the Adjusted Base Rate, as defined, and is subject to certain performance pricing adjustments. The Term A Loan and loans under the revolving credit facility bear interest at rates up to LIBOR plus 1.625% or the Adjusted Base Rate plus 0.625%. At December 31, 1999, such rates are 1.50% plus LIBOR. The Term B Loan bears interest at rates up to LIBOR plus 2.00% or the Adjusted Base Rate plus 1.0%. As of December 31, 1999, such rates are 2.0% plus LIBOR. Substantially all the assets of the Company and its subsidiaries are pledged as collateral for the Senior Credit Facility. The revolving credit facility and Term A Loan will terminate on September 30, 2003 and the Term B Loan will terminate on September 30, 2004. Under the Senior Credit Facility, the Company is required to maintain certain financial ratios and levels of net worth, and future indebtedness and dividends are restricted, among other things. Limitations on dividends, advances and loans between IPC and the Company, as defined in the Senior Credit Facility, restrict substantially all of IPC's net assets.

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                 (dollars in thousands, except per share data)

In order to reduce the impact of changes in interest rates on its variable rate debt, the Company entered into the following interest rate derivative instruments. The Company has entered into interest rate swap agreements with a group of banks having notional amounts totaling $160,000 and various maturity dates through November 5, 2002. These agreements effectively fix the Company's LIBOR base rate for $160,000 of the Company's indebtedness at rates from 5.33% to 6.12% during this period. The Company has entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $100,000 through November 5, 2002. These collar agreements effectively fix the LIBOR base rate for $100,000 of the Company's indebtedness at a maximum of 7.00% and allow for the Company to pay the market LIBOR from a floor of 5.55% to the maximum rate. If LIBOR falls below 5.55%, the Company is required to pay the floor rate of 5.55%. The Company has also entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $60,000 through November 5, 2001. These collar agreements effectively fix the LIBOR base rate for $60,000 of the Company's indebtedness at a maximum of 5.31% and allow for the Company to pay the market LIBOR from a floor of 4.47% to the maximum rate. If LIBOR falls below 4.47%, the Company is required to pay the floor rate of 4.47%. Income or expense related to settlements under these agreements are recorded as adjustments to interest expense in the Company's financial statements. The fair market value of the Company's derivative instruments outlined above approximate a gain of $5,504 as of December 31, 1999 and is based upon the amount at which such instruments could be settled with a third party.


INDUSTRIAL REVENUE BONDS Industrial Revenue Bonds requiring monthly interest payments with average effective rates during 1999 and 1998 of 5.6% and 5.9%, respectively, are due in varying amounts and dates through 2009 and are secured by certain assets of IPC. Letters of credit under the Senior Credit Facility provide credit enhancement for the Industrial Revenue Bonds.

Long-term debt principal maturities are as follows:
-----------------------------------------------------------------------
2000                                                           $ 27,806
2001                                                             27,994
2002                                                             33,011
2003                                                             62,903
2004                                                            106,016
Thereafter                                                      204,978
-----------------------------------------------------------------------
                                                               $462,708
=======================================================================

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                 (dollars in thousands, except per share data)

NOTE 6--INCOME TAXES

The components of the income tax provision shown in the statements of operations are as follows:

Year Ended December 31                               1999        1998        1997
-----------------------------------------------------------------------------------
Current provision (benefit):
  Federal                                        $   (660)   $    979        --
  State                                               865       1,163    $    454
  Foreign                                           3,615       3,847       1,926
Deferred provision (benefit)                        8,106      12,749     (26,059)
Benefit of net operating loss carryovers             --          --        (2,374)
                                                 --------------------------------
                                                 $ 11,926    $ 18,738    $(26,053)
                                                 ================================

The provision recognized for income taxes differs from the amount determined by applying the U.S. federal income tax rate of 35% due to the following:

Year Ended December 31                               1999        1998        1997
----------------------------------------------------------------------------------
Income (loss) before income taxes and
  extraordinary loss                             $ 37,168    $ 46,932    $(35,593)
                                                 ================================
Computed expected provision (benefit)
  at the statutory rate                          $ 13,009    $ 16,426    $(12,458)
Adjustments to the computed expected provision
 (benefit) resulting from:
  Reduction of valuation allowance                 (1,400)       --       (13,200)
  Amortization of goodwill                            598         536         151
  Net operating loss carryover adjustments           --          --        (2,374)
  State income taxes, net                             562         756         713
  Other, net                                         (843)      1,020       1,115
                                                 --------------------------------
                                                 $ 11,926    $ 18,738    $(26,053)
                                                 ================================

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                 (dollars in thousands, except per share data)


U.S. federal deferred tax liabilities (assets) are comprised of the following:

December 31                                              1999        1998
-------------------------------------------------------------------------------
Depreciation                                         $ 39,956    $ 41,498
Basis differences of acquired assets                    2,182       2,923
                                                     --------------------
  Total deferred tax liabilities                       42,138      44,421
                                                     ====================
 Non-compete agreements                                  --          (216)
Self insurance reserves                                (1,595)     (1,248)
Management compensation accrual                        (3,482)     (4,665)
Other                                                  (6,451)     (7,416)
Net operating loss carryovers                         (38,738)    (50,407)
                                                     --------------------
  Total deferred tax assets                           (50,266)    (63,952)
  Valuation allowance on deferred tax assets            2,194       2,576
                                                     --------------------
 Net deferred tax assets                              (48,072)    (61,376)
                                                     --------------------
Deferred tax asset                                   $ (5,934)   $(16,955)
                                                     ====================


The Company's foreign and state deferred tax liabilities at December 31, 1999 and 1998 of $1,351 and $3,173, respectively, arose primarily due to differences between book and tax depreciation.

At December 31, 1999, the Company has U.S. federal net operating loss carryovers, including the net operating loss carryovers of IPC, for income tax reporting purposes of approximately $110,679. Approximately $74,410 of these losses will be limited in their annual usage to approximately $10,500 per year under Section 382 of the Internal Revenue Code. These carryovers expire between 2005 and 2012. In the event of a change in ownership of the Company these net operating loss carryovers may be limited.

During 1999, the Company determined that it was more likely than not that its net operating loss carryovers in the United Kingdom would be realized. As such, the Company reversed $1,400 of its valuation reserve. Additionally during 1999, the Company recorded a $1,172 nonrecurring tax benefit in its income tax provision resulting from the carryback of certain tax losses.

During 1997, the Company determined that it was more likely than not that a portion of its net operating loss carryovers would be realized primarily as the result of the Offering and refinancing. See Note 3-Public Offerings and Refinancing. Accordingly, the valuation allowance recorded against certain of the net operating loss carryovers was reduced by $13,200 during 1997.

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                 (dollars in thousands, except per share data)


NOTE 7--EMPLOYEE BENEFIT PLANS

Plan assets of the Company's defined benefit plans are invested in money market, equity and bond funds.

The following table sets forth the funded status of these plans as of the date of the latest available actuarial valuation.

December 31                                                           1999         1998
----------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                            $ 17,875    $ 16,990
  Service cost                                                          348         320
  Interest cost                                                       1,333       1,282
  Actuarial gain                                                        743         435
  Change in actuarial assumption                                       --           294
  Benefits paid                                                      (1,334)     (1,446)
                                                                   --------------------
Benefit obligation at end of year                                  $ 18,965    $ 17,875
                                                                   ====================
 CHANGE IN PLAN ASSETS
 Fair value of plan assets at beginning of year                    $ 17,189    $ 15,576
 Actual return on plan assets                                         2,011       1,345
 Company contributions                                                  875       1,714
 Benefits paid                                                       (1,334)     (1,446)
                                                                   --------------------
Fair value of plan assets at end of year                           $ 18,741    $ 17,189
                                                                   ====================
 RECONCILIATION OF PREPAID (ACCRUED) AND TOTAL AMOUNT RECOGNIZED
 Funded status                                                     $   (224)   $   (686)
 Unrecognized net actuarial loss                                      1,272         258
 Unrecognized prior service costs                                     1,241       1,211
 Unrecognized net transition obligation                                 204         269
                                                                   --------------------
Net amount recognized                                              $  2,493    $  1,052
                                                                   ====================
AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
 Prepaid benefit cost                                              $  3,047    $  2,634
 Accrued benefit liability                                            (3,025)     (3,061)
 Intangible asset                                                     1,402       1,479
 Accumulated other comprehensive income                               1,249        --
                                                                   --------------------
Net amount recognized                                              $  2,493    $  1,052
                                                                   ====================

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

Net periodic pension expense related to the defined benefit plans for the years ended December 31, 1999, 1998 and 1997 is comprised of the following components:

Year Ended December 31                             1999        1998        1997

WEIGHTED AVERAGE ASSUMPTIONS
 Discount rate                                     7.5%        7.5%        8.0%
 Expected long-term rate of return on assets       9.0%        9.0%        9.0%
 Expected rate of compensation increase           0%-5%       0%-5%       0%-5%

COMPONENTS OF NET PERIODIC PENSION EXPENSE
 Service cost                                  $   348     $   320     $   279
 Interest cost                                   1,333       1,282       1,248
  Expected return on plan assets                (1,533)     (1,422)     (1,645)
  Amortization of transition obligation            313         234         568
                                               -------------------------------
Net periodic pension expense                   $   461     $   414     $   450
                                               -------------------------------

The charge to operations under the Company's defined contribution plans was approximately $3,580, $3,077 and $3,364 for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 8--STOCK OPTION AND INCENTIVE PLANS

THE 1997 STOCK INCENTIVE PLAN In connection with the Offering, the Company adopted the Ivex Packaging Corporation 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan") which authorizes the grant of stock options at a fair market value, as defined, to participants with respect to a maximum of 2,000,000 shares of the Company's common stock.

The following nonqualified options were granted under the 1997 Stock Incentive
Plan:

Year Ended December 31                                 1999                1998
-------------------------------------------------------------------------------
Options outstanding at the beginning of the year    881,501             467,500
Granted                                             523,000             449,500
Exercised                                           (16,001)                 --
Cancelled                                           (98,332)            (35,499)
                                                  -----------------------------
Options outstanding at the end of the year        1,290,168             881,501
                                                  -----------------------------

At December 31, 1999, the exercise prices of outstanding options range from $7.63 to $23.25, with a weighted average of $16.62. At December 31, 1999, 1,195,500 of such options were exercisable. The outstanding options vest over a period of three years from the date of grant and expire on dates in a range from September 30, 2007 to December 31, 2009.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

THE 1999 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS On May 11, 1999, the Company adopted the Ivex Packaging Corporation 1999 Stock Option Plan for Non-Employee Directors (the "1999 Director Stock Option Plan") which authorizes the grant of stock options at a fair market value, as defined, to participants with respect to a maximum of 100,000 shares of the Company's common stock. During 1999, 8,000 stock options were granted with an exercise price of $19.88 and all such options were outstanding at December 31, 1999. The options vest over a period of three years form the date of grant and expire on May 12, 2009.

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

On September 30, 1997, earned and vested IPC Options exercisable for 16,321 shares of IPC's common stock (comprising all of the IPC Options outstanding on such date) were exchanged for 2,114,133 newly issued shares of the Company's common stock and newly issued nonqualified stock options exercisable for 817,067 shares of the Company's common stock at an option price of $16.00 (fair market value at the date of grant). Such options expire in 2007 and are fully vested and exercisable. During 1998, 4,602 were exercised and, as such, at December 31, 1999 and 1998, 812,465 options were outstanding and exercisable.

During the third quarter of 1997, the Company recorded a nonrecurring non-cash compensation charge of $53,329 in connection with the Company's exchange, pursuant to the IPC Option Plan, of the IPC Options into 2,114,133 newly issued shares of the Company's common stock and newly issued stock options exercisable for 817,067 shares of the Company's common stock. The nonrecurring compensation charge consists of (i) a non-cash compensation charge of $33,826 associated with the exchange of the IPC Options into shares of the Company's common stock and (ii) a non-cash compensation charge of $19,503 associated with the accrual of future Company payments to senior management of an amount which (after taxes) will enable such management to pay interest on the loans made to them by the Company (the "Management Receivable"). As of December 31, 1999 and 1998, the balance of this management compensation accrual is $9,175 and $13,327, respectively. The Management Receivable bears interest at the minimum applicable federal rate at the date of funding (averaging approximately 6.5%) and are secured only by the newly issued shares of stock exchanged for the IPC options and are nonrecourse to any other personal assets.

                           Ivex Packaging Corporation
                Management's Discussion and Analysis of Financial
                      Condition and Results of Operations
                  (dollars in thousands, except per share data)


SFAS 123 DISCLOSURES On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date, the Company's net income (loss) and diluted earnings (loss) per share would have been as follows:

Year Ended December 31                    1999         1998          1997
-------------------------------------------------------------------------
Net income (loss)                   $   24,406   $   27,865   $  (17,224)
                                    -------------------------------------
Diluted earnings (loss) per share   $     1.16   $     1.33   $    (1.35)
                                    -------------------------------------

The Company's pro forma net income was determined under the assumption that options granted were fully earned with equal vesting over the three years from date of grant. The fair value of the options granted was estimated on the date earned using the Black-Scholes option-pricing model and utilized the following weighted-average assumptions:

Year Ended December 31                    1999      1998      1997
-------------------------------------------------------------------
Dividend yield                            0.00%     0.00%     0.00%
Volatility                               35.00%    25.00%    21.25%
Risk-free interest rate                   6.45%     5.50%     5.91%
Expected lives                          3 years    3 years   3 years
-------------------------------------------------------------------
Fair value of options                  $  3.99   $  3.61   $  3.69

NOTE 9--RELATED PARTY TRANSACTIONS

Pursuant to a consulting agreement, Packaging pays IPC a fixed annual consulting fee for certain services rendered to Packaging by IPC. During 1999 and 1998, the Company recorded consulting fee income of $625 and $60 related to this agreement. See Note 4-"Miscellaneous Other Assets."
The Company paid a management fee to Acadia of $400 in 1997. In addition, in connection with the Company's initial public offering, the Company paid a one-time $500 fee to Acadia and certain related investors.

NOTE 10--COMMITMENTS AND CONTINGENCIES

IPC leases certain of its facilities and equipment under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements that IPC pay taxes, insurance and maintenance costs.

Approximate future minimum annual rental payments under non-cancelable operating lease agreements are as follows:
----------------------------------------
2000                              $8,072
2001                               7,396
2002                               5,672
2003                               4,043
2004                               3,164
Thereafter                         8,839

Rent expense under operating leases included in the accompanying statements of operations aggregated approximately $7,565, $8,073 and $6,832 during 1999, 1998 and 1997, respectively.

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                  (dollars in thousands, except per share data)

The Company is a party to litigation matters and claims, including environmental that are normal in the course of its operations. Insurance coverages are maintained and estimated costs are recorded for claims that are reasonably estimable. It is management's opinion that none of these will have a materially adverse effect on the Company's financial position.

NOTE 11--EXTRAORDINARY LOSS FROM EXTINGUISHMENT OF DEBT

An extraordinary loss of $26,730 (net of tax benefit of $15,035) was recorded in the consolidated statement of operations for the year ended December 31, 1997. This loss consists of $32,374 of premiums paid to retire the 13 1/4% Discount Debentures and the 12 1/2% Subordinated Notes, the write-off of $8,177 of deferred financing costs related to the retired debt and the refinancing of the Company's existing credit facility, and $1,214 of expenses incurred to retire the debt.

NOTE 12--ACQUISITIONS

On April 20, 1999, Ivex acquired the electronics packaging business of Pactuco, Inc. ("Pactuco"), headquartered in Lompoc, California for a $21,000 initial payment and payments of $1,000 per year for the next five years (including non-compete agreements). Based on the operating results of the business, the purchase price could be increased by as much as $3,000 per year over the next three years. With manufacturing operations in California, Malaysia and Hong Kong, this business provides technical packaging solutions for the computer and electronics industries and has annual sales of $35,000. On July 30, 1999, Ivex acquired all of the outstanding stock of F.T.S. Holdings B.V. ("Folietechniek") headquartered in Raamsdonksveer, Netherlands for $4,792 and assumed debt of approximately $1,900. Folietechniek is a manufacturer of extruded plastic products and has annual sales of approximately $13,000.

On April 23, 1998, Ivex acquired all of the common stock of Ultra Pac, Inc. ("Ultra Pac"), a Rogers, Minnesota based specialty packaging company, for $67,625. In addition, Ivex assumed approximately $33,000 of Ultra Pac liabilities (including $18,000 of indebtedness) and paid fees associated with the transaction of approximately $2,500. Ultra Pac is a leading North American producer of PET food packaging that designs and manufactures plastic containers and packaging for the food industry. On October 2, 1998, Ivex acquired the paper packaging business of Bleyer Industries, Inc., headquartered in Valley Stream, New York for $17,380. The acquired business manufactures fluted cups and pads for the baking and candy industries.

On January 17, 1997, the Company purchased substantially all of the assets, excluding accounts receivable, of the oriented polystyrene ("OPS") business of Viskase Limited located in Sedgefield, England for $11,907. On February 21, 1997, the Company purchased all of the outstanding common stock of M&R Plastics, Inc. ("M&R") located in Laval, Quebec for $18,651, including the repayment of certain indebtedness of M&R and related acquisition fees and expenses. The OPS business of Viskase and M&R are integrated producers and converters of OPS sheet with primary applications in food packaging markets. On August 8, 1997, the Company purchased all of the outstanding common stock of AVPEX International Corporation ("AVP") located in Newcastle, Canada for $8,103, including the repayment of certain indebtedness of AVP and related fees and expenses. AVP extrudes and converts OPS film with applications primarily in windows for envelopes and folding cartons. On November 3, 1997, the Company purchased all of the outstanding common stock of Crystal Thermoplastics, Inc. ("Crystal") of Cumberland, Rhode Island for $4,067 (plus assumed debt of $1,468). Crystal manufactures thermoformed plastic packaging for the medical and electronics markets. Under earn out agreements, the purchase price of M&R, AVP and Crystal may be increased if certain performance targets are met over the next one to three years. During 1999 and 1998, the Company paid additional purchase price of approximately $5,405 and $1,500 under the terms of these earnout agreements.

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                  (dollars in thousands, except per share data)

The acquired businesses were financed through revolving credit borrowings under the Senior Credit Facility. All of these acquisitions were accounted for as a purchase; accordingly, the purchase price was allocated to the specific assets acquired and liabilities assumed based upon their fair value at date of acquisition. The Company's consolidated financial statements include the results of operations and cash flows of these acquisitions from the purchase date. Adjusting for the full year effect of the acquisitions, unaudited pro forma net sales would have been approximately $12,943 and $77,707 higher than the Company's reported net sales in 1999 and 1998, respectively. Unaudited pro forma net income would have been $650 less in 1999 and $400 higher in 1998 than the Company's reported results. The unaudited pro forma results of operations were prepared as if these acquisitions had occurred as of the beginning of 1999 and 1998, after giving effect for certain adjustments. These unaudited pro forma results were prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of the beginning of the year, or of results which may occur in the future.


NOTE 13--REPORTING SEGMENTS

The Company is divided into the Consumer Packaging and Technical Packaging operating segments based on management decisions as to resource allocation.

Operating segment information based on Adjusted EBITDA is as follows:


Year Ended December 31                            1999       1998       1997
CONSUMER PACKAGING
   Net Sales                                  $394,669   $341,920   $264,646
   Adjusted EBITDA                              80,931     73,727     52,127
   Total Assets                                395,583    347,660    204,438
   Purchase of property, plant and equipment 30,609 24,538 15,533 TECHNICAL PACKAGING
   Net Sales                                   248,357    264,531    273,829
   Adjusted EBITDA                              36,071     41,646     40,695
   Total Assets                                212,659    160,838    162,531
   Purchase of property, plant and equipment    13,909     14,094      8,433

The reconciliation of the operating segment information to Ivex consolidated financial statements is as follows:

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                  (dollars in thousands, except per share data)

Year Ended December 31                                             1999         1998         1997
-------------------------------------------------------------------------------------------------
NET SALES
  Consumer Packaging                                          $ 394,669    $ 341,920    $ 264,646
  Technical Packaging                                           248,357      264,531      273,829
                                                              -----------------------------------
   Total                                                      $ 643,026    $ 606,451    $ 538,475
                                                              -----------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY LOSS
  Adjusted EBITDA:
   Consumer Packaging                                         $  80,931    $  73,727    $  52,127
    Technical Packaging                                          36,071       41,646       40,695
    Corporate expenses                                           (8,158)      (7,622)      (6,018)
                                                              -----------------------------------
    Total                                                       108,844      107,751       86,804
  Depreciation expense                                           35,545       31,828       26,068
  Amortization expense                                            3,436        2,196        1,111
  Special benefit                                                  --         (2,766)        --
  Restructuring charge                                            4,950         --           --
  IPC Option Plan charge                                           --           --         53,329
  Income from equity investments                                 (3,012)        --           --
   Interest expense                                              30,757       29,561       41,889
                                                              -----------------------------------
   Income (loss) before income taxes and extraordinary loss   $  37,168    $  46,932    $ (35,593)
                                                              -----------------------------------
PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
  Consumer Packaging                                          $  30,609    $  24,538    $  15,533
  Technical Packaging                                            13,909       14,094        8,433
   Corporate spending                                             3,805        1,505        1,398
                                                              -----------------------------------
   Total                                                      $  48,323    $  40,137    $  25,364
                                                              -----------------------------------

December 31                                                        1999         1998         1997
-------------------------------------------------------------------------------------------------
TOTAL ASSETS
  Consumer Packaging                                          $ 395,583    $ 347,660    $ 204,438
  Technical Packaging                                           212,659      160,838      162,531
   Corporate                                                     32,345       47,647       60,496
                                                              -----------------------------------
   Total                                                      $ 640,587    $ 556,145    $ 427,465
                                                              -----------------------------------

'                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                  (dollars in thousands, except per share data)

FOREIGN OPERATIONS The Company has operations in the United States, Canada, Europe and Southeast Asia. The following table allocates net sales and identifiable assets between U.S. operations and non-U.S. operations based on manufacturing locations.

Year Ended December 31        1999       1998       1997
--------------------------------------------------------
Net Sales
  United States           $515,130   $511,214   $469,323
  Foreign subsidiaries     127,896     95,237     69,152
                          ------------------------------
                          $643,026   $606,451   $538,475
                          ==============================

December 31                   1999       1998       1997
--------------------------------------------------------
Identifiable Assets
  United States           $528,932   $479,129   $356,487
  Foreign subsidiaries     111,655     77,016     70,978
                          ------------------------------
                          $640,587   $556,145   $427,465
                          ==============================


NOTE 14--RESTRUCTURING CHARGE

During 1999, Ivex recorded a restructuring charge of $4,950 related to exit costs and certain asset impairments associated with closing the Hollister, California manufacturing facility, rationalizing and realigning manufacturing capacity in certain of the Company's businesses and exiting Ultra Pac's joint venture agreement in Chile.

The Company recorded expense of $4,000 related to exit costs for the Hollister, California manufacturing facility. The Company is committed to an operating lease of the facility through March 1, 2008. All manufacturing ceased in Hollister during the fourth quarter of 1999 and was relocated to the other manufacturing facilities in Visalia, California, Rogers, Minnesota and Grove City, Pennsylvania. The $4,000 expense includes an accrual for the estimated difference between the lease commitment and expected sublease proceeds of $2,758, a leasehold improvements impairment of $1,062 and other exit costs of $180.

The Company recorded expense of $450 as a result of the implementation of a manufacturing capacity rationalization plan during the fourth quarter of 1999. The plan resulted in exiting the Sparks, Nevada facility and removing Technical Packaging production from the Grove City, Pennsylvania facility. The planned consolidations are expected to be completed by the second quarter of 2000. The $450 expense includes an asset impairment for certain equipment of $280, an accrual for lease exit costs in Sparks of $85 and severance for approximately 15 manufacturing employees of $85.

Ivex initiated a plan to exit Ultra Pac's joint venture business in Chile. The Company recorded expense of $500 as a result of the impairment of assets associated with this joint venture.

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                  (dollars in thousands, except per share data)

NOTE 15 --UNAUDITED QUARTERLY RESULTS

Summarized unaudited quarterly data for the years ended December 31, 1999 and 1998 are as follows:

Quarter Ended              March 31, 1999  June 30, 1999  September 30, 1999   December 31, 1999
------------------------------------------------------------------------------------------------
Net sales                     $143,208       $160,331        $166,838            $172,649
Gross profit                    37,192         40,355          37,852              37,658
Income from operations          16,642         19,546          17,644              11,081
Net income                       6,193          8,126           7,674               3,249
Diluted earnings per share:
  Net income                  $   0.29       $   0.39        $   0.37            $   0.16


Quarter Ended              March 31, 1998   June 30, 1998 September 30, 1998   December 31, 1998
------------------------------------------------------------------------------------------------
Net sales                     $136,168        $156,619       $159,953            $153,711
Gross profit                    31,497          37,975         37,990              37,854
Income from operations          15,357          21,895         20,174              19,067
Net income                       5,315           8,430          7,539               6,910
Diluted earnings per share:
  Net income                  $   0.26        $   0.40       $   0.36            $   0.33

                           Ivex Packaging Corporation
                   Notes to Consolidated Financial Statements
                  (dollars in thousands, except per share data)


NOTE 16--STOCKHOLDERS RIGHTS PLAN

On February 10, 1999, the Board of Directors adopted a Stockholder Rights Plan in which rights were distributed as a dividend at the rate of one Right for each share of common stock, par value $0.01 per share, of the Company held by stockholders of record as of the close of business on March 16, 1999. The Rights Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on February 10, 2009.

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

                           Ivex Packaging Corporation
                       Report of Independent Accountants


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF IVEX PACKAGING CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of Ivex Packaging Corporation ("the Company") and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP
Chicago, Illinois
January 27, 2000

                           Ivex Packaging Corporation
                       Corporate and Investor Information

BOARD OF DIRECTORS                                       JOHN D. MAXWELL
                                                         Vice President and General Manager
GEORGE V. BAYLY                                          Polymerization and Extrusion
Chairman, President and Chief Executive Officer
Ivex Packaging Corporation                               G. DOUGLAS PATTERSON
                                                         Vice President and General Counsel
FRANK V. TANNURA
Executive Vice President and Chief Financial Officer     DAVID E. WARTNER
Ivex Packaging Corporation                               Vice President and Corporate Controller

GLENN R. AUGUST                                          STOCKHOLDER INFORMATION
Managing Director, Oak Hill Partners
                                                         CORPORATE OFFICES
R. JAMES COMEAUX (1)                                     100 Tri-State Drive, Suite 200
President, Management Associates                         Lincolnshire, Illinois 60069
                                                         847.945.9100
ANTHONY P. SCOTTO (2)                                    www.ivexpackaging.com
Managing Director, Oak Hill Partners
                                                         INVESTOR CONTACTS
WILLIAM J. WHITE (1,2)                                   Richard R. Cote
Retired, Chairman, Bell and Howell Company               Vice President and Treasurer
(1)- member of audit committee                           847.374.4324
(2) member of compensation committee
                                                         TRICIA A. KELLY
                                                         Manager Investor Relations
OFFICERS                                                 847.374.4313

GEORGE V. BAYLY                                          NEWS RELEASES
Chairman, President and Chief Executive Officer          Copies of recent news releases are available at no charge
                                                         through PR Newswire (IVEX code #123480)
FRANK V. TANNURA                                         800.758.5804
Executive Vice President and Chief Financial Officer     www.prnewswire.com

GORDON B. BONFIELD                                       ANNUAL MEETING
President and Chief Operating Officer                    The Annual Meeting of stockholders is scheduled to be held
Consumer Packaging                                       on Wednesday, April 26, 2000 at 9:00 A.M. at the Deerpath Inn,
                                                         Lake Forest, Illinois.
RICHARD R. COTE
Vice President and Treasurer                             TRANSFER AGENT
                                                         First Chicago Trust Company, a Division of EquiServe
THOMAS S. ELLSWORTH                                      P.O. Box 2500
Vice President and General Manager                       Jersey City, New Jersey 07303.2500
Paper Mills
                                                         LEGAL COUNSEL
GENE J. GENTILI                                          Skadden, Arps, Slate, Meagher and Flom
Vice President and General Manager                       Chicago, Illinois
Consumer Packaging
                                                         AUDITOR
ROGER A. KURINSKY                                        PricewaterhouseCoopers LLP
Executive Vice President and Chief Operating Officer
Technical Packaging

JEREMY S. LAWRENCE
Vice President, Human Resources


COMMON STOCK

The Company's Common Stock is listed on the New York and Chicago Stock Exchanges trading symbol [IXX]

The Company is currently subject to certain covenants in loan documents that limit the payment of cash dividends

No dividends were paid in 1999

Quarter Ended   March 31, 1999   June 30, 1999  September 30, 1999  December 31, 1999
-------------------------------------------------------------------------------------
High                 26 1/8          22              22 1/8              12 1/8
Low                  13 1/8          13 3/8           9 1/4               6 1/8

Quarter Ended   March 31, 1998   June 30, 1998  September 30, 1998  December 31, 1998
-------------------------------------------------------------------------------------
High                 25 1/4          29 1/2          24 1/8               23 3/4
Low                  19 3/8          21              13 3/8               13 1/2

Ivex Packaging Corporation 100 Tri-State Drive Suite 200 Lincolnshire Illinois 60069