Form 10-K405, Exhibit 13
period 2000-12-31
IVEX PACKAGING CORP /DE/
filed 2001-03-29
CIK 900367

words, like plastic, can
be generously molded to
shape new ideas







                                      IVEX







2000 Annual Report
Ivex Packaging Corporation

OPPORTUNITY is central to
market selection, INGENUITY
guarantees success

                                  OPPORGENUITY

OP-POR-GE-NU-I-TY The Ivex business model makes us unique in the packaging industry. It begins with selective market positioning--identifying and pursuing markets where the needs and opportunities match our strengths and capabilities. The growth potential in these markets is typically driven by changes in consumer behavior, improvements in technology or shifts in the economic balance. We capitalize on these opportunities by responding with strategic problem-solving, rich creative resources and aggressive marketing. This dynamic combination helps us achieve a position of market prominence.

SIMPLICITY eliminates
distraction, AGILITY
enhances responsiveness

                                  SIMPLIGILITY

SIM-PLI-GIL-I-TY The past year lifted Ivex to a new level. We successfully completed a process of narrowing our periphery to a focused spectrum defined by core strengths. In 2000, we continued growth of our core businesses, divested our Specialty Coating business resulting in debt reduction, turned around the Ultra Pac operation and successfully completed various consolidation initiatives. These actions yielded a fertile environment for growth, marked by simplicity and efficiency. They have enabled us to garner enthusiasm for the future, despite the unpredictable forces of a market economy.

CUSTOMIZATION creates
value, efficient manufacturing
achieves ECONOMICAL results

                                 CUSTOMNOMICAL

CUS-TOM-NOM-I-CAL Our strength lies in the fact that we are creative problem-solvers. Unique skills and resources are applied to develop custom packaging solutions within the parameters and pressures of strict competitive pricing. We market ourselves to the highest uncommon denominator. We value and nurture creativity, recognizing the critical role it plays in the growth of our company. Instead of being a commodity packaging supplier, we are custom packaging partners. This characterization sets us apart as specialists and provides steadiness against the winds of economic irregularities.

ENTHUSIASM follows
exuberance, experience
harbors WISDOM

                                  ENTHUSIASDOM

EN-THU-SI-AS-DOM Ivex is a youthful organization with an old soul. Our journey began as a fledgling upstart over a decade ago. Through hard work, endurance and sheer willpower, we survived turbulent cycles and staunch challenges, maintaining focus on a singular vision of what we could become. Four years ago, we celebrated this vision by becoming a public company. Today, we benefit from the accumulation of these experiences coupled with a fresh level of energy. A mature perspective balances the new optimism brought into our organization by the infusion of aggressive, intelligent managers.

PRECISION requires demanding
design, ENGINEERING brings
ideas to reality

                                PRECISIONEERING

PRE-CI-SION-EER-ING Creativity may be our secret weapon, but it alone is not enough to achieve excellence. The demands set forth by the users of our product, both industrial and consumer, make functionality and performance paramount. In addition to being aesthetically pleasing and uniquely customized, our packaging meets the most critical tolerances of precision fitting. Expert engineering plays a key role in making the wishes of our customers and the dreams of our designers come to life. The sum total of these attributes is an essence of quality that stands apart in the packaging industry.

to our STOCKHOLDERS,
CUSTOMERS and EMPLOYEES

Our fourth year as a public company proved both challenging and rewarding. Despite the large hurdles associated with the volatile raw material and energy markets, Ivex net sales increased 5.2% to $711.0 million and the Company earned $1.06 per share before non recurring items. Strategically, Ivex completed a major step in its business plan by selling its Specialty Coating Business and reducing debt by $100 million. This important transaction will enable Ivex to leverage its management and capital resources to grow our core specialty packaging businesses. In 2001 and beyond, Ivex will focus on only those markets that have attractive margins and high potential for growth.

Consumer Packaging. Despite unprecedented raw material pricing volatility, our Polymerization and Extrusion operations continued to show solid growth, especially in the PET and custom sheet markets. Cost increases were met with aggressive price management throughout the year which has positioned this division well for 2001. Our Food Packaging operations had another year of significant sales growth, especially in the supermarket and agriculture markets, where growth was driven by the continuing trends toward Home Meal Replacement and Clear Product Presentation. Our success in the PET markets is a direct result of the 1998 acquisition of Ultra Pac. I am also pleased to report that our Canadian and Mexican food packaging operations reported growth in excess of 35%. We also remain enthusiastic about future growth within our Medical and Electronic packaging markets. Although electronics sales were below our expectations during 2000, we have made significant changes to this organization which should provide a solid platform for growth.

Protective Packaging. This division recorded sales growth of 10% (adjusted for the divestiture of the Specialty Coating Business). With the divestiture of the Specialty Coating Business completed, we can focus our considerable resources to grow our remaining specialty paper products, through increased market penetration and product line expansion.

Ivex also continues to move its core businesses internationally. International growth remains a priority for the Company. During 2000, we dedicated additional capital and resources to our Consumer and Protective Packaging presence in Southeast Asia and we are currently realigning and strengthening our Consumer converting platform in Europe. We also strengthened our Canadian consumer business with the recent acquisition of Chester Plastics.

We were faced with many challenges during 2000, most noteworthy were the rising cost of raw materials and energy and margin pressures in our electronics packaging business. During the year, we responded rapidly to cost increases with an aggressive pricing strategy which has positioned the Company well for 2001. We also made significant changes to our electronics organization, including the closure of a facility in Northern Ireland and the consolidation of our Hong Kong facility into our Malaysia facility. The implementation of these changes should return our electronics packaging profit margins to acceptable levels in 2001. With the Specialty Coating divestiture completed, Ivex will continue to define and focus on only those markets that create the greatest opportunities and value for the Company. External issues of 1999 and 2000 are behind us. We are well positioned for 2001 and have every reason to remain positive about the Company's prospects. Our strategy remains aggressive.

Thank you for your continued support and interest in the Company.






Kind regards, George V. Bayly
Chairman, President & Chief Executive Officer

                                  FISCALIDITY

Financial Highlights


For the Year Ended December 31
(dollars in thousands, except per share data)        2000          1999          1998          1997           1996
------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA(1,2)
Net sales(3)                                    $ 710,951     $ 675,972     $ 634,712     $ 560,775      $ 468,036
Net income (loss) before extraordinary loss        40,324        25,242        28,194        (9,540)         8,668
Net income (loss) before extraordinary loss
  per share-basic                                    1.98          1.21          1.36         (0.75)          0.84
Net income (loss) before extraordinary loss
  per share-diluted                                  1.98          1.20          1.35         (0.75)          0.84

December 31 (dollars in thousands)                   2000          1999          1998          1997           1996
------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA(1,2)
Total assets                                    $ 592,763     $ 640,587     $ 556,145     $ 427,465      $ 315,901
Long-term debt                                    336,087       434,902       409,071       319,055        352,893
Stockholders' equity (deficit)                     79,597        45,308        22,191       (12,169)      (127,344)
==================================================================================================================

(1) The selected financial data presented above for, and as of, each of the years in the five-year period ended December 31, 2000, are derived from the consolidated audited financial statements of the Company. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.

(2) The financial data of the Company reflect the following acquisitions as of the respective acquisition dates: Plastofilm Industries, Inc. as of August 16, 1996; Trio Products, Inc. as of September 11, 1996; the European OPS business of Envirodyne Industries, Inc. as of January 17, 1997; M&R Plastics Inc. ("M&R") as of February 21, 1997; AVPEX International Corporation ("AVP") as of August 8, 1997; Crystal Thermoplastics Inc. ("Crystal") as of November 3, 1997; Ultra Pac, Inc. ("Ultra Pac") as of April 23, 1998; the paper packaging business of Bleyer Industries, Inc. ("Bleyer Paper") as of October 2, 1998; the electronics packaging business of Pactuco, Inc. ("Pactuco") as of April 20, 1999; and F.T.S. Holdings B.V. ("Folietechniek") as of July 30, 1999. The selected financial data presented includes results of the Company's Detroit, Michigan facility ("Detroit") through November 19, 1998, the date of its sale to Packaging Holdings L.L.C., and the Company's Specialty Coating business ("Specialty Coating") through May 26, 2000, the date of its sale to Chargeurs, SA ("Chargeurs") of Paris, France. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto.

(3) The Company has reclassified shipping costs for all periods presented from net sales to cost of goods sold in accordance with the Emerging Issues Task Force ("EITF") consensus opinion, EITF No. 00-10. Among other things, this opinion requires changes to the Company's prior practice of deducting shipping costs from gross sales in arriving at net sales.

Financial Review

                   (28-37)     Management's Discussion and Analysis

                   (38-39)     Consolidated Balance Sheets

                   (40-41)     Consolidated Statements of Operations

                   (40-41) Consolidated Statements of Changes in Stockholders' Equity

                   (42-43)     Consolidated Statements of Cash Flows

                   (44-64)     Notes to Consolidated Financial Statements

                   (64-65)     Report of Independent Accountants

                   (66-67)     Corporate and Investor Information

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

(dollars in thousands,
except per share amounts)

                                 Ivex Packaging Corporation owns 100% of the common stock of IPC, Inc. ("IPC"). References to the Company or Ivex herein reflect the consolidated results of Ivex Packaging Corporation. During 2000, in connection with the sale of the Company's Specialty Coating business, Ivex realigned its operating segments based on management decisions as to resource allocation. The Consumer Packaging group now includes the medical and electronics packaging product group, leaving the Company's Protective Packaging product group as a separate operating segment.

Results of Operations            For the Years Ended December 31, 2000, 1999
                                 and 1998

                                 NET SALES The Company's net sales increased by 5.2% during the year ended December 31, 2000 over the Company's net sales during the corresponding period in 1999. The increase primarily resulted from selling price increases across most markets primarily associated with increased raw material costs and increased unit volume in certain markets. The net sales increase was reduced as a result of the sale of the Specialty Coating business in May 2000 and increased as a result of the Pactuco and Folietechniek acquisitions (causing an aggregate reduction in the Company's net sales, as a result of such divestiture and acquisitions, of approximately $22,600 during 2000 compared to 1999).

                                 The Company's net sales increased by 6.5% during the year ended December 31, 1999 over the Company's net sales during the corresponding period in 1998. The increase primarily resulted from the strong increase in Consumer Packaging sales including increased unit sales volume of extruded sheet and film and increased sales of converted plastic and paper products for food applications. The increase in sales also was in part the result of the incremental revenues from the Ultra Pac, Bleyer Paper, Pactuco and Folietechniek acquisitions as substantially offset by the fourth quarter 1998 disposition of Detroit (causing an aggregate increase in the Company's net sales of $10,177 during 1999 compared to
                                 1998). See additional discussion in "Operating Segments."

                                 GROSS PROFIT The Company's gross profit
                                 decreased 7.3% during 2000 compared to 1999 primarily as a result of the sale of the Specialty Coating business (Specialty Coating gross profit was $11,038 higher during 1999 compared to 2000) and increased raw material costs across all of the Company's product groups. Gross profit margin decreased to 19.9% during 2000 compared to 22.6% during 1999 as a result of the raw material cost increases in most of the Company's markets, including increases in average plastic resin costs ranging up to 36% during 2000 compared with 1999. Gross profit margin was negatively impacted by margin compression in the medical and electronics markets, partially offset by an increase in gross profit margin of the Company's manufactured paper due to favorable market conditions.

                                 The Company's gross profit increased 5.3% during 1999 compared to 1998 primarily as a result of the incremental effects from the Ultra Pac, Bleyer Paper, Pactuco and Folietechniek acquisitions partially offset by the disposition of Detroit. Gross profit margin decreased to 22.6% during 1999 compared to 22.9% during 1998. The decrease in gross profit margin is primarily the result of increased raw material costs and the poor operating performance at Ultra Pac during the second half of 1999. Such decrease was partially offset by a positive shift in product mix due to the addition of higher gross profit margin Ultra Pac and Bleyer Paper products compared with lower gross profit margin Detroit products that were eliminated with its disposition.

                                 OPERATING EXPENSES Selling and administrative expenses decreased 8.5% during 2000 primarily as a result of the sale of the Specialty Coating business (Specialty Coating's selling and administrative expenses were $5,859 higher during 1999 compared to 2000)and cost control initiatives in all businesses, partially offset by incremental costs from the Pactuco and Folietechniek acquisitions. As a percentage of net sales, selling and administrative expenses decreased to 10.3% during 2000 compared to 11.8% during the prior year. The decrease as a percentage of net sales was primarily the result of the decreased selling and administrative expenses and increased selling prices.

                                 Selling and administrative expenses increased 19.7% during 1999 primarily as a result of the higher selling and administrative expenses associated with the acquisitions completed during 1998 and 1999, the increased sales and management resources for most businesses and the 1998 special benefit discussed below. The increase in selling and administrative expenses was partially offset by reduced incentive compensation. As a percentage of net sales, selling and administrative expenses increased to 11.8% during 1999 compared to 10.5% during the same period in the prior year This increase was primarily the result of the addition of Ultra Pac and Pactuco with higher selling expenses as a percentage of net sales and the divestiture of Detroit with lower operating expenses as a percentage of net sales. The increase, as a percentage of net sales, was also attributable to the 1998 special benefit and increased sales and management resources for most businesses as offset by the reduction in incentive compensation.

                                 During the second quarter of 1998, the Company recorded a special benefit of$2,766. In conjunction with the sale of their stock, certain members of senior management (the "Management Stockholders")repaid $2,700 of the loans from the Company (the "Management Loans"). Such loans were made to senior management during the fourth quarter of 1997 in connection with the Company's 1997 initial public offering In addition, during the third quarter of 1997, the Company recorded an accrual for the anticipated future Company payments to senior management of an amount which (after taxes)enabled such management to pay interest on the Management Loans. As a result of the early loan repayment by the Management Stockholders, the Company's accrual for such future Company payments was reduced by $2,766 during the second quarter of 1998.

                                 Amortization of intangibles increased 6.3%
                                 during 2000 compared to the same period in 1999 primarily as a result of increased goodwill and non-compete agreement amortization associated with the Pactuco and Folietechniek acquisitions, partially offset by the sale of the Specialty Coating business.

                                 Amortization of intangibles increased during
                                 1999 compared to 1998 as a result of the incremental goodwill amortization associated with the acquisitions completed during 1998 and 1999.


(28-29) Ivex Packaging Corporation

                                 2000 RESTRUCTURING Charge During 2000, Ivex recorded a restructuring charge of $4,000 (the "2000 Restructuring Charge")related to facility exit costs and a management restructuring of the European converting operations and the additional charges incurred for the consolidation of the Sparks, Nevada facility.

                                 The Company recorded expense of $2,600 related to facility exit costs associated with closing certain European operations. The Company also recorded expense of $756 related to severance and other employee costs resulting from the restructuring of its European operations, which the Company expects to complete by early 2001. Additionally, the Company recognized an asset impairment of $194 in connection with the consolidation of the Sparks, Nevada facility. The remaining balance of the 2000 Restructuring Charge of $450 consisted of severance and other employee costs associated with completing the consolidation of the Sparks, Nevada facility. The closure of the Sparks, Nevada facility was part of a reorganization of the medical and electronics product group. During the third quarter of 2000, Ivex recorded expense of $267 related to severance costs associated with its Enniskillen, Northern Ireland facility and $365 related to severance costs associated with the management reorganization of the medical and electronics product group.

                                 1999 RESTRUCTURING CHARGE During 1999, Ivex recorded a restructuring charge of $4,950 (the "1999 Restructuring Charge") related to facility exit costs and certain asset impairments associated with closing the Hollister, California manufacturing facility, rationalizing and realigning manufacturing capacity in certain of the Company's businesses, including the Sparks, Nevada facility, and exiting Ultra Pac's joint venture in Chile.

                                 The Company recorded expense of $4,000 related to exit costs for the Hollister, California manufacturing facility. The Company is committed to an operating lease of the facility through March 1, 2008. The $4,000 expense included an accrual for the estimated difference between the lease commitment and expected sublease proceeds of $2,758. During the third quarter of 2000, the Company entered into a sublease for the Hollister facility that is expected to generate proceeds $632 greater than initially estimated. Accordingly, the restructuring reserve was reduced for this change in estimate in 2000.

                                 The Company also recorded expense of $450 as a result of the implementation of a manufacturing capacity rationalization plan during the fourth quarter of 1999 which resulted in closing the Sparks, Nevada facility and removing Protective Packaging production from the Grove City, Pennsylvania facility. The planned consolidations were completed as of the second quarter of 2000.

                                 Based on continued operating losses and poor cash flow from Ultra Pac's joint venture agreement in Chile, the Company recorded an asset impairment of $500 representing the difference between the Company's investment in the joint venture of $875 in the form of common stock, trade receivables and machinery and equipment transfers and the estimated realizable value of such investments.

                                 During 2000, the Company made payments related to its restructuring reserves totaling $1,555. The remaining balance sheet reserve at December 31, 2000 related to 2000 and 1999 Restructuring Charges was $5,086, representing $1,571 of future lease commitment at the Hollister facility, net of estimated sublease proceeds, $162 of severance cost associated with the management reorganization of the medical and electronics group and remaining payments to complete the closure of the Sparks, Nevada facility, and $3,353 of severance, contractual obligations and facility exit costs associated with closing certain European operations.

                                 INCOME FROM OPERATIONS Income from operations and operating margin were $61,195 and 8.6%, respectively, during 2000, compared to $64,913 million and 9.6%, respectively, during 1999 and $76,493 and 12.1%, respectively, during 1998. The decrease in operating income in 2000 is primarily the result of the 2000 Restructuring Charge and the sale of the Specialty Coating business (the Specialty Coating business income from operations was $4,977 higher during 1999 compared to the corresponding period in 2000). Excluding the effect of the 2000 Restructuring Charge, the 1999 Restructuring Charge and the incremental income from operations from the Specialty Coating business in 1999, income from operations during 2000 was consistent with 1999. The decrease in income from operations and operating margin in 1999 compared with 1998 primarily resulted from the 1999 Restructuring Charge and the special benefit recorded in administrative expenses in 1998. Without the 1999 Restructuring Charge and 1998 special benefit, operating income and margin would have been $69,863 and 10.3% in 1999 compared to $73,727 and 11.6% in 1998. The decrease in 1999 income from operations is primarily the result of the increased operating expenses. The decrease in operating margin primarily results from the increased operating expenses as a percentage of net sales.

                                 INTEREST EXPENSE Interest expense during 2000 was $32,369 compared to $30,757 and $29,561 during 1999 and 1998, respectively. The
                                 increase is primarily due to increased interest rates on borrowings (approximately 0.74% on the Company's Senior Credit Facility), partially offset by lower aggregate indebtedness due to the debt repayment associated with the sale of the Specialty Coating business. The increase in 1999 interest expense is primarily due to greater indebtedness, partially offset by decreased interest rates on borrowings and increased interest income. The greater indebtedness primarily resulted from the recent acquisitions and increased working capital.

                                 INCOME FROM EQUITY INVESTMENTS Income from equity investments primarily results from the Company's equity interest in the net operating results of Packaging Holdings, L.L.C. The loss from equity investments for 2000 resulted primarily from a second quarter 2000 bad debt provision recorded by Packaging Holdings, L.L.C. for one significant customer account balance and for severance costs resulting from an operational management restructuring (the "Packaging Holdings Charges"). The Company's share of these charges was $2,123. In addition to the Packaging Holdings Charges, net income at Packaging Holdings, L.L.C. was lower during 2000 compared to the corresponding period in the prior year primarily due to increased raw material and energy costs. The increase in equity investment income in 1999 compared to 1998 is due to the fact that the Company's equity investment in Packaging Holdings, L.L.C. was formed near the end of 1998.

                                 GAIN ON SALE On May 26, 2000, the Company sold its Specialty Coating business to Chargeurs, SA ("Chargeurs") of Paris, France for approximately $113,000 in cash, resulting in a pre-tax gain of $42,150.

                                 INCOME TAXES The Company's effective tax rate for 2000 approximated 42% compared with 32% for 1999. The increase in effective tax rate reflects a higher effective rate on the gain on the sale of the Specialty Coating business, partially due to the nondeductibility for income tax purposes of certain goodwill disposed of as part of the sale of the Specialty Coating business, and a lower effective rate on the tax benefit associated with the 2000 Restructuring Charge. During 1999, the Company determined that it was more likely than not that its net operating loss carryovers in the United Kingdom would be realized. As such, the Company reversed $1,400 of its valuation reserve. Additionally during 1999, the Company recorded a $1,172 nonrecurring tax benefit in its income tax provision resulting from the carry back of certain tax losses. Aside from the effect of the gain on sale of the Specialty Coating business, the 2000 Restructuring Charge and the nonrecurring tax benefits in 1999, the Company's

(30-31) Ivex Packaging Corporation
                                 effective tax rate for 2000, 1999 and 1998 approximated 35%, 39% and 40%, respectively. The decrease in effective tax rate reflected a lower aggregate effective rate for foreign operations in 2000 and 1999 and the favorable effect of certain state tax credits received in 2000.

                                 During 2000, 1999 and 1998, the Company paid cash taxes only for U.S. alternative minimum tax, state taxes and foreign tax (primarily Canada). As a result of the Company's net operating loss carryovers for U.S. federal tax, the Company did not pay regular U.S. federal tax during 2000, 1999 or 1998. At December 31, 2000, the Company had U.S. net operating loss carryovers of $27,626.

                                 NET INCOME Net income increased to $40,324 in 2000 compared to net income of $25,242 in 1999. The increase is primarily the result of the gain on sale of the Specialty Coating business recorded during the quarter ended June 30, 2000, offset by the 2000 Restructuring Charge, the Packaging Holdings Charges, reduced gross profit and higher interest expense. The decrease also results from the one-time tax benefits recorded during 1999.

                                 Net income was $25,242 in 1999 compared to $28,194 in 1998. The decrease in net income in 1999 is primarily the result of the reduced operating income and restructuring charge partially offset by the nonrecurring tax benefits.

                                 Earnings Per Share Diluted earnings per share increased to $1.98 in 2000 compared to earnings per share of $1.20 in 1999 and $1.35 in 1998.
                                 Excluding the after-tax effect of the gain on sale of the Specialty Coating business ($1.13 per share), the 2000 Restructuring Charge ($0.14 per share) and the Packaging Holdings Charges ($0.07 per share), earnings per share were $1.06 in 2000. Excluding the effect of the nonrecurring tax benefit ($0.12 per share) and the 1999 Restructuring Charge ($0.14 per share), earnings per share were $1.22 in 1999. The decrease in adjusted earnings per share in 2000 compared to 1999 was primarily related to a reduction in gross profit, as well as increased interest costs. The decrease in adjusted earnings per share in 1999 compared to 1998 was primarily related to the decreased net income.

Operating Segments               NET SALES The following table sets forth
                                 information with respect to net sales of the Company's operating segments for the periods presented.


                                 Years Ended December 31 (dollars in thousands)      2000    % of Net Sales
                                 --------------------------------------------------------------------------
                                 Consumer Packaging                             $ 547,426              77.0
                                 Protective Packaging                             163,525              23.0
                                                                -------------------------------------------
                                 Total                                          $ 710,951             100.0
                                                                ===========================================

                                 Years Ended December 31 (dollars in thousands)      1999    % of Net Sales
                                 --------------------------------------------------------------------------
                                 Consumer Packaging                             $ 488,037              72.2
                                 Protective Packaging                             187,935              27.8
                                                                -------------------------------------------
                                 Total                                          $ 675,972             100.0
                                                                ===========================================

                                 Years Ended December 31 (dollars in thousands)      1998    % of Net Sales
                                 --------------------------------------------------------------------------
                                 Consumer Packaging                             $ 403,461              63.6
                                 Protective Packaging                             231,251              36.4
                                                                -------------------------------------------
                                 Total                                          $ 634,712             100.0
                                                                ===========================================


                                 Consumer Packaging's net sales increased by 12.2% during 2000 compared to the corresponding period in 1999. The increase primarily resulted from increased selling price in most markets (associated with raw material cost increases) and increased unit sales of extruded plastic sheet and converted packaging products for food applications. Unit volume growth in the extruded sheet markets represented approximately $12,181 of the increase. Net sales of medical and electronics packaging products during 2000 increased compared to the corresponding period in 1999(approximately $5,600), primarily as a result of incremental sales from Pactuco.

                                 Consumer Packaging's net sales increased by 21.0% in 1999 from 1998. The increase primarily resulted from incremental sales associated with the Ultra Pac, Bleyer Paper and Folietechniek acquisitions and increased sales of converted plastic and paper products for food applications.

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

                                 Protective Packaging's net sales decreased by 13.0% during 2000 from the corresponding period in 1999, primarily due to the sale of the Specialty Coating business. The decrease in net sales was partially offset by increased selling price in most markets (associated with raw material cost increases)and increased unit volume of converted protective packaging and manufactured paper products.

                                 Protective Packaging's net sales decreased by 18.7% in 1999 from 1998. The decrease in 1999 resulted primarily from the disposition of Detroit, partially offset by incremental sales from the Pactuco acquisition. Additionally, during 1999 the Company continued to experience significant unit volume decreases in its coated and laminated products as a result of declining markets for these products. During 1999, increased sales unit volume was mostly offset by decreased selling prices for the Company's surface protection, protective packaging and manufactured paper products.

                                 Adjusted EBITDA Adjusted EBITDA includes income from operations adjusted to exclude depreciation and amortization expenses, the gain on the sale of the Specialty Coating business, the 2000 restructuring charge and 1999 restructuring charge and the 1998 special benefit. The Company believes that Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements. However, Adjusted EBITDA is not a defined term under Generally Accepted Accounting Principles ("GAAP") and is not indicative of operating income or cash flow from operations as determined under GAAP.

                                 The following table sets forth information with respect to Adjusted EBITDA of the Company's operating segments for the periods presented.


                                 Years Ended December 31 (dollars in thousands)      2000     % of Net Sales
                                 ---------------------------------------------------------------------------
                                 Consumer Packaging                             $  87,193               15.9
                                 Protective Packaging                              25,512               15.6
                                 Corporate expenses                                (6,944)                --
                                                                --------------------------------------------
                                 Total                                          $ 105,761               14.9
                                                                ============================================

                                 Years Ended December 31 (dollars in thousands)      1999     % of Net Sales

                                 Consumer Packaging                             $  86,033               17.6
                                 Protective Packaging                              30,970               16.5
                                 Corporate expenses                                (8,159)                --
                                                                --------------------------------------------
                                 Total                                          $ 108,844               16.1
                                                                ============================================

                                 Years Ended December 31 (dollars in thousands)      1998     % of Net Sales

                                 Consumer Packaging                             $  77,425               19.2
                                 Protective Packaging                              37,948               16.4
                                 Corporate expenses                                (7,622)                --
                                                                --------------------------------------------
                                 Total                                          $ 107,751               17.0
                                                                ============================================


                                 The Company's Adjusted EBITDA decreased 2.8% from $108,844 to $105,761 and EBITDA margin decreased from 16.1% to 14.9% during 2000 compared to the same period in 1999. The 1.3%, or $1,160, increase in Consumer Packaging's EBITDA is primarily attributable to increased unit sales volume in the Company's Extrusion and U.S. and Canadian Converting operations, partially offset by reduced margin resulting from raw material cost increases and reduced EBITDA in the medical and electronics business. The decrease in Protective Packaging's EBITDA of 17.6%, or $5,458 is primarily due to the sale of the Specialty Coating business, partially offset by increased unit sales volume of converted protective packaging and manufactured paper products. Specialty Coating EBITDA was approximately $7,424 higher during 1999 compared to the corresponding period in 2000.

(32-33) Ivex Packaging Corporation

                                 The Company's Adjusted EBITDA increased by
                                 $1,093 to $108,844 in 1999, an Adjusted EBITDA margin of 16.1%, compared to 1998 Adjusted EBITDA of $107,751 and an Adjusted EBITDA margin of 17.0%. The 11.1%, or $8,608, increase in Consumer Packaging's Adjusted EBITDA was primarily attributable to the incremental Adjusted EBITDA from Ultra Pac, Bleyer Paper, Folietechniek and Pactuco, increased sales volume and reduced incentive compensation. The increase was partially offset by third and fourth quarter increases in raw material costs and poor operating performance at Ultra Pac. The decrease in Protective Packaging's Adjusted EBITDA of 18.4%, or $6,978, was primarily due to the disposition of Detroit and decreased sales in the first quarter of 1999 for the Company's protective packaging and surface protection product lines. The increase in Corporate expenses was primarily the result of an increase in human resources required as a result of the Company's growth partially offset by reduced incentive compensation expense.

Liquidity and Capital Resources  At December 31, 2000, the Company had cash and cash equivalents of $5,212 and $65,407 was available under the Revolving Credit Facility of IPC's Senior Credit Facility (the "Senior Credit Facility"). IPC's working capital at December 31, 2000 was $59,361. During 2000, the Company made investments in accounts receivable and inventory balances aggregating $24,933 compared with $32,194 in 1999 and $21,616 in 1998. The increased investment in these working capital assets in 2000 and 1999 is primarily the result of significant selling price and raw material cost increases incurred beginning in the second half of 1999.

                                 On October 26,1999, the Company's Senior Credit Facility was amended to revise certain covenants. The Company paid fees of $600 and increased the interest rate on all borrowings under the Senior Credit Facility by a range of 0.25% to 0.375% as a result of the amendment.

                                 The Company's primary short-term and long-term operating cash requirements for the Company are for debt service, working capital and capital expenditures. The Company expects to rely on cash generated from operations supplemented by Revolving Credit Facility borrowings under the Senior Credit Facility to fund the Company's principal short-term and long-term cash requirements.

                                 The Senior Credit Facility is comprised of a $150,000 Term A Loan, a $150,000 Term B Loan and a $265,000 revolving credit facility (up to $65,000 of which may be in the form of letters of credit). As a result of the sale of the Specialty Coating business, the Company was required to repay $30,731 of the Term A Loan and $43,849 of the Term B Loan. The remaining proceeds were used to pay down the revolving credit facility. The Term A Loan is required to be repaid in quarterly payments totaling $22,756 in 2001, $21,881 in 2002 and $18,380 in
                                 2003, and the Term B Loan is required to be repaid in quarterly payments of $263 per quarter through September 30, 2003 and four installments of $24,681 on December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004. The interest rate of the Senior Credit Facility can be, at the election of IPC, based upon LIBOR or the Adjusted Base Rate, as defined there in, and is subject to certain performance pricing adjustments. The Term A Loan and loans under the revolving credit facility bear interest at rates up to LIBOR plus 1.625% or the Adjusted Base Rate plus 0.625%. As of December 31, 2000, such rate was LIBOR plus 1.375%. The Term B Loan bears interest at rates up to LIBOR plus 2.0% or the Adjusted Base Rate plus 1.0%. As of December 31, 2000, such rate for the Term B Loan was LIBOR plus 1.75%. Borrowings are secured by substantially all the assets of the Company and its subsidiaries. The revolving credit facility and Term A Loan will terminate on September 30, 2003 and the Term B Loan will terminate on September 30, 2004. Under the Senior Credit Facility, IPC is required to maintain certain financial ratios and levels of net worth and future indebtedness and dividends are restricted, among other things. The Company believes it is currently in compliance with the terms and conditions of the Senior Credit Facility in all material respects.

                                 IPC's industrial revenue bonds require monthly interest payments and are due in varying amounts and dates through 2009. As a result of the sale of the Specialty Coating business, the Company repaid $4,400 of its industrial revenue bonds. Certain letters of credit under the Company's Senior Credit Facility provide credit enhancement for IPC's industrial revenue bonds.

                                 In order to reduce the impact of changes in interest rates on its variable rate debt, the Company entered into interest rate derivative instruments which are discussed in "Quantitative and Qualitative Disclosures About Market Risk."

                                 The Company made capital expenditures of $40,916, $48,323 and $40,137 in 2000, 1999 and
                                 1998, respectively. At December 31, 2000, the Company has several capital projects on going in all major business groups with the majority of the spending going to capacity additions in extrusion and converting for the Consumer Packaging operating segment. In 2001, capital spending is expected to be slightly less than depreciation in the range of $30,000 to $35,000. In future periods, the capital spending is expected to approximate or slightly exceed depreciation expense.

                                 On October 21, 1999, Ivex announced its plans to purchase up to $5,000 of its outstanding shares of common stock, from time to time, in the open market and in individually negotiated transactions, subject to price, availability and general market conditions. At December 31, 2000, the Company had purchased $4,848 of its outstanding shares of common stock.

                                 During 2000, the Company made payments related to its restructuring reserves totaling $1,555. The remaining balance sheet reserve at December 31, 2000 related to restructuring charges was $5,086 representing $1,571 of future lease commitment at the Hollister facility, net of estimated sublease proceeds, $162 of severance cost associated with the management reorganization of the medical and electronics group and remaining payments to complete the closure of the Sparks, Nevada facility, and $3,353 of severance, contractual obligations and exit costs associated with terminating certain European operations.

                                 On May 26, 2000, the Company sold its Specialty Coating for approximately $113,000 in cash. The proceeds of the sale, net of expenses and cash taxes were used to repay debt. The Company is subject to certain indemnities and obligations under the terms of the sales contract.

Recently Issued Accounting       In June 1998, the Financial Accounting
Pronouncements                   Standards Board issued Statement of Financial
                                 Accounting Standards ("SFAS") No. 133,
                                 "Accounting for Derivatives and Similar
                                 Financial Instruments and Hedging Activities.
                                 "It requires all derivative instruments to be recorded in the statement of financial position at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. The statement, as amended by SFAS
                                 No. 137 and No. 138, will be effective January
                                 1, 2001 for the Company. The initial adoption of this statement will not have a material effect on the Company's net earnings or statement of financial position.

Quantitative and Qualitative     FOREIGN EXCHANGE The Company uses primarily
Disclosure About Market Risk     foreign exchange forward contracts to hedge its
                                 exposure from adverse changes in foreign exchange rates. A 10% unfavorable movement in the foreign exchange rates would not expose the Company to material losses in earnings or cash flows.

(34-35) Ivex Packaging Corporation

                                 INTEREST RATES The Company uses interest rate swaps and collars to modify its exposure to interest rate movements and to reduce borrowing costs. The Company's net exposure interest rate risk consists of floating rate debt instruments that are benchmarked to LIBOR. During the third quarter of 2000, the Company sold certain interest rate swaps with an aggregate notional amount of $60,000. The interest rate swaps were accounted for as hedges and effectively fixed the Company's LIBOR base rate at 5.33% on $60,000 of indebtedness through January 22, 2002. The sale resulted in a gain of $985 which is being amortized over the instrument period. As of December 31, 2000, the Company had $260,000 notional value of interest rate derivatives outstanding (described below). A 10% unfavorable movement in LIBOR rates would not expose the Company to material losses of earnings or cash flows.

                                 The Company has entered into interest rate swap agreements with a group of banks having notional amounts totaling $100,000 through November 5, 2002. These agreements effectively fix the Company's LIBOR base rate for $100,000 of the Company's indebtedness at a rate of 6.12% during this period. The Company has entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $100,000 through November 5, 2002. These collar agreements effectively fix the LIBOR base rate for $100,000 of the Company's indebtedness at a maximum of 7.00% and allow for the Company to pay the market LIBOR from a floor of 5.55% to the maximum rate. If LIBOR falls below 5.55%, the Company is required to pay the floor rate of 5.55%. The Company has also entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $60,000 of the Company's indebtedness through November 5, 2001 at a maximum of 5.31% and allow for the Company to pay the market LIBOR from a floor of 4.47% to the maximum rate. If LIBOR falls below 4.47%, the Company is required to pay the floor rate of 4.47%. Income or expense related to settlements under these agreements is recorded as adjustments to interest expense in the Company's financial statements. The fair market value of the Company's derivative instruments outlined above approximates a loss of $574 as of December 31, 2000 and is based upon the amount at which it could be settled with a third party, although the Company has no current intention to trade any of these instruments and plans to hold them as hedges for the Senior Credit Facility.

Legal Proceedings and            The Company and its subsidiaries are subject
Environmental Matters            to various claims arising in the ordinary
                                 course of business, and are parties to various legal proceedings, which constitute ordinary routine litigation incidental to the business of the Company and its subsidiaries. In the opinion of the Company's management, none of these proceedings or claims is material to the business or financial condition of the Company.

                                 The Company is subject to extensive and
                                 changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes and the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in regulatory proceedings and inquiries relating to compliance with environmental laws, permits and other environmental matters. The Company is currently involved with environmental remediation and ongoing maintenance at certain of its facilities. The Company believes that the costs of such remediation have been adequately reserved for and that such costs are unlikely to have a material adverse effect on the Company. No assurance can be given, however, that additional environmental issues relating to the presently known remediation matters or identified sites or to other sites or matters will not require additional investigation, assessment or expenditures

                                 From time to time, the Company is involved in cases arising under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). These cases generally involve sites, which allegedly have received wastes from current or former Company locations. During 2000, the Company's subsidiary, Crystal Thermoplastics, Inc., responded to an information request from the United States Environmental Protection Agency ("EPA") regarding the J.M. Mills Landfill in Rhode Island. Since filing such response, the Company has not received any further notifications regarding such site. Also, the Company's subsidiary, CFI Industries, Inc., was notified by EPA and the United States Department of Justice that a predecessor-company was a potentially-responsible-party ("PRP") in cooperation with other parties, with respect to the Agriculture Street Landfill in New Orleans, Louisiana by virtue of having allegedly recycled and generated municipal and commercial waste during the time period from approximately 1948 to 1952. The Company believes that it is not reasonably possible that its potential liability, if any, with respect to the known issues at these sites is likely to have a material adverse effect on the Company; however, because liability under CERCLA is joint and several and because the remediation costs at the New Orleans' site are reported to be approximately $30,000 to $40,000, there can be no assurance that such liabilities would not have a material adverse effect on the Company.

                                 The Company has accrued approximately $1,335 and $1,600 relating to environmental matters at December 31, 2000 and 1999, respectively. The Company's environmental liabilities are not discounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites could be higher than the accrued liability. While the amount of ultimate costs associated with known environmental matters cannot be determined at this time, management believes, that absent any unforeseen future developments, these environmental matters will not have a material adverse effect on the Company. Although, no assurance can be given that additional issues relating to presently known sites or to other sites will not require additional investigation or expenditures.

Special Note Regarding           Certain statements in "Management's Discussion
Forward-Looking Statements       and Analysis of Financial Condition and Results
                                 of Operations - Results of Operations - For the
                                 Three Years Ended December 31, 2000 - Operating
                                 Segments - Liquidity and Capital Resources, and
                                 - Quantitative and Qualitative Disclosures
                                 About Market Risk" constitute "forward-looking statements" within the meaning of the Private
                                 Securities Litigation Reform Act of 1995 (the
                                 "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause results to differ materially from current expectations are: (i) changes in consumer demand and prices resulting in a negative impact on revenues and margins; (ii) raw material substitutions and increases in the costs of raw materials, utilities, labor and other supplies; (iii) increased competition in the Company's product lines; (iv) changes in capital availability or costs; (v) workforce factors such as strikes or labor interruptions;
                                 (vi) the ability of the Company and its
                                 subsidiaries to develop new products, identify and execute capital programs and efficiently integrate acquired businesses; (vii) the cost of compliance with applicable governmental regulations and changes in such regulations, including environmental regulations; (viii) the general political, economic and competitive conditions in markets and countries where the Company and its subsidiaries operate, including currency fluctuations and other risks associated with operating in foreign countries;
                                 and (ix) the timing and occurrence (or
                                 non-occurrence) of transactions and events which may be subject to circumstances beyond the control of the Company and its subsidiaries.

(36-37 ) Ivex Packaging Corporation

Consolidated Balance Sheets

                                  December 31 (dollars in thousands, except per share data)           2000             1999
                                  ----------------------------------------------------------------------------------------
                                  ASSETS
                                  Current Assets
                                    Cash and cash equivalents                                  $    5,212       $    5,824
                                    Accounts receivable trade, net of allowance                    96,545           98,280
                                    Inventories                                                    89,848           97,519
                                    Prepaid expenses                                                5,762            5,036
                                                                                         ---------------------------------
                                    Total current assets                                          197,367          206,659
                                                                                         ---------------------------------
                                  Property, Plant and Equipment
                                    Buildings and improvements                                     67,029           65,994
                                    Machinery and equipment                                       347,742          368,050
                                    Construction in progress                                       23,076           19,119
                                                                                         ---------------------------------
                                                                                                  437,847          453,163
                                    Less-Accumulated depreciation                                (203,379)        (199,457)
                                                                                         ---------------------------------
                                                                                                  234,468          253,706
                                    Land                                                           12,301           12,608
                                                                                         ---------------------------------
                                    Total property, plant and equipment                           246,769          266,314
                                                                                         ---------------------------------
                                  Other Assets
                                    Goodwill, net of accumulated amortization                      94,063          104,411
                                    Deferred income taxes                                              --            5,934
                                    Management receivable                                           9,664            9,817
                                    Miscellaneous                                                  44,900           47,452
                                                                                         ---------------------------------
                                    Total other assets                                            148,627          167,614
                                                                                         ---------------------------------
                                  Total Assets                                                 $  592,763       $  640,587
                                                                                         =================================



December 31 (dollars in thousands, except per share data)                          2000         1999
-------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
  Current installments of long-term debt                                        $   25,078   $   27,806
  Accounts payable and accrued invoices                                             67,975       64,108
  Accrued salary and wages                                                           7,901        9,980
  Self insurance reserves                                                            7,221        8,853
  Accrued rebates and discounts                                                      5,752        7,595
  Accrued interest                                                                   4,344        3,164
  Other accrued expenses                                                            19,735       15,954
                                                                                ----------   ----------
   Total current liabilities                                                       138,006      137,460
                                                                                ----------   ----------
Long-term Debt                                                                     336,087      434,902
                                                                                ----------   ----------
Other Long-term Liabilities                                                         22,211       21,566
                                                                                ----------   ----------
Deferred Income Taxes                                                               16,862        1,351
                                                                                ----------   ----------
Commitments and Contingencies (Note 10)                                                 --           --
                                                                                ----------   ----------
Stockholders' Equity
  Common stock, $.01 par value--45,000,000 shares authorized;
    20,947,269 shares issued; and 20,321,994 and 20,793,469 shares outstanding         209          209
  Paid in capital in excess of par value                                           339,382      339,354
  Accumulated deficit                                                             (246,076)    (286,400)
  Treasury stock, at cost--625,275 and 153,800 shares                               (5,094)      (1,216)
  Accumulated other comprehensive loss                                              (8,824)      (6,639)
                                                                                ----------   ----------
   Total stockholders' equity                                                       79,597       45,308
                                                                                ----------   ----------
Total Liabilities and Stockholders' Equity                                      $  592,763   $  640,587
                                                                                ==========   ==========
The accompanying notes are an integral part of this statement.

Consolidated Statements
of Operations


Year Ended December 31 (dollars in thousands, except per share data)       2000         1999        1998
-----------------------------------------------------------------------------------------------------------
Net sales                                                               $ 710,951    $ 675,972    $ 634,712
Cost of goods sold                                                         569,139      522,915      489,396
                                                                      -----------  -----------  -----------
Gross profit                                                              141,812      153,057      145,316
                                                                      -----------  -----------  -----------
Operating expenses
  Selling                                                                  34,846       38,169       32,517
  Administrative                                                           38,119       41,589       34,110
  Amortization of intangibles                                                3,652        3,436        2,196
  Restructuring charge                                                      4,000        4,950           --
                                                                      -----------  -----------  -----------
Total operating expenses                                                   80,617       88,144       68,823
                                                                      -----------  -----------  -----------
Income from operations                                                     61,195       64,913       76,493
Other income (expense)
  Interest expense                                                        (32,369)     (30,757)     (29,561)
  Income (loss)from equity investments                                     (1,659)       3,012           --
  Gain on sale                                                             42,150           --           --
                                                                      -----------  -----------  -----------
Income before income taxes                                                 69,317       37,168       46,932
Income tax provision                                                        28,993       11,926       18,738
                                                                      -----------  -----------  -----------
Net income                                                              $  40,324    $  25,242    $  28,194
                                                                      ===========  ===========  ===========
Earnings Per Share
  Basic:
   Net income                                                           $    1.98    $    1.21    $    1.36
                                                                      -----------  -----------  -----------
   Weighted average shares outstanding                                 20,368,422   20,915,910   20,726,556
                                                                      ===========  ===========  ===========
  Diluted:
   Net income                                                           $    1.98    $    1.20    $    1.35
                                                                      -----------  -----------  -----------
   Weighted average shares outstanding                                 20,369,541   20,978,942   20,909,317
                                                                      ===========  ===========  ===========

The accompanying notes are an integral part of this statement.

Consolidated Statements of
Changes in Stockholders' Equity


                                        Common Stock  Paid in Capital                         Accumulated Other
----------------------------------------------------     In Excess of  Accumulated  Treasury      Comprehensive
(dollars in thousands,                Shares  Amount        Par Value      Deficit     Stock      Income (Loss)
except per share data)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997      20,426,666   $ 204       $ 328,322    $ (339,836)  $    --          $   (859)
  Issuance of common stock           500,000       5          10,702            --        --                --
  Exercise of common stock options     4,602      --              74            --        --                --
  Net income                              --      --              --        28,194        --                --
  Other comprehensive loss                --      --              --            --        --            (4,615)
  Comprehensive income                    --      --              --            --        --                --
                                  ----------------------------------------------------------------------------
Balance at December 31, 1998      20,931,268     209         339,098      (311,642)       --            (5,474)
  Exercise of common stock options    16,001      --             256            --        --                --
  Purchase of treasury stock        (153,800)     --              --            --    (1,216)               --
  Net income                              --      --              --        25,242        --                --
  Other comprehensive loss                --      --              --            --        --            (1,165)
  Comprehensive income                    --      --              --            --        --                --
                                  ----------------------------------------------------------------------------
Balance at December 31,1999       20,793,469     209         339,354      (286,400)   (1,216)           (6,639)
  Employee Stock Purchase Plan        76,325      --              28            --       618                --
  Purchase of treasury stock        (547,800)     --              --            --    (4,496)               --
  Net income                              --      --              --        40,324        --                --
  Other comprehensive loss                --      --              --            --        --            (2,185)
  Comprehensive income                    --      --              --            --        --                --
                                  ----------------------------------------------------------------------------
Balance at December 31, 2000      20,321,994   $ 209       $ 339,382    $ (246,076) $ (5,094)         $ (8,824)
                                  ============================================================================

The accompanying notes are an integral part of this statement.



                                   Stockholders'  Comprehensive
(dollars in thousands,                   Equity   Income (Loss)
except per share data)
---------------------------------------------------------------
Balance at December 31, 1997          $ (12,169)
  Issuance of common stock               10,707
  Exercise of common stock options           74
  Net income                             28,194        $ 28,194
  Other comprehensive loss               (4,615)         (4,615)
                                                       --------
  Comprehensive income                       --        $ 23,579
                                                       ========
Balance at December 31,1998               22,191
  Exercise of common stock options          256
  Purchase of treasury stock             (1,216)
  Net income                             25,242        $ 25,242
  Other comprehensive loss               (1,165)         (1,165)
                                                       --------
  Comprehensive income                       --        $ 24,077
                                                       ========
Balance at December 31, 1999             45,308
  Employee Stock Purchase Plan              646
  Purchase of treasury stock             (4,496)
  Net income                             40,324        $ 40,324
  Other comprehensive loss               (2,185)         (2,185)
                                                       --------
  Comprehensive income                       --        $ 38,139
Balance at December 31, 2000                           ========
-----------------------------------------------
                                      $  79,597
                                      =========

Consolidated Statements
of Cash Flows


Year Ended December 31 (dollars in thousands, except per share data)                    2000        1999        1998
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                       $  40,324   $  25,242   $  28,194
  Adjustments to reconcile net income to net cash from operating activities:
   Depreciation of properties                                                         36,914      35,545      31,828
   Amortization of intangibles and debt issue costs                                    4,649       4,335       2,978
   Non-cash restructuring charge                                                       3,489       4,586          --
   Non-cash (income)loss from equity investments                                       1,659      (3,012)         --
   Non-cash interest income                                                           (1,816)     (1,609)     (1,072)
   Gain on sale                                                                      (42,150)         --          --
   Deferred income taxes                                                              21,445       7,653      12,749
   Changes in operating assets and liabilities
       (excluding acquisition and divestitures of businesses):
     Accounts receivable                                                             (12,790)    (16,865)    (10,372)
     Inventories                                                                     (12,143)    (15,329)    (11,244)
     Prepaid expenses                                                                 (1,730)       (220)       (232)
     Accounts payable and accrued invoices                                             7,765      20,049      (5,557)
     Accrued expenses and other liabilities                                           (9,786)     (6,365)     (3,246)
                                                                                  ----------------------------------
       Net cash from operating activities                                             35,830      54,010      44,026
                                                                                  ----------------------------------

Year Ended December 31(dollars in thousands, except per share data)        2000        1999         1998
----------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Proceeds from issuance of stock                                             --           --        10,707
  Payment of debt                                                         (95,123)     (25,237)     (36,117)
  Proceeds from (payment of) revolving credit facility                     (6,100)      52,900      111,800
  Purchase of treasury stock                                               (4,496)      (1,216)        --
  Payment of debt issue costs and other                                       132        1,593       (3,528)
                                                                        -----------------------------------
   Net cash from (used by) financing activities                          (105,587)      28,040       82,862
                                                                        -----------------------------------
Cash Flows from Investing Activities
  Purchase of property, plant and equipment                               (40,916)     (48,323)     (40,137)
  (Acquisitions) divestitures, net of cash acquired                       110,620      (28,061)     (85,005)
  Other, net                                                                 (559)      (7,205)        (372)
                                                                        -----------------------------------
   Net cash from (used by) investing activities                            69,145      (83,589)    (125,514)
                                                                        -----------------------------------
Net increase (decrease) in cash and cash equivalents                         (612)      (1,539)       1,374
Cash and cash equivalents at beginning of year                              5,824        7,363        5,989
                                                                        -----------------------------------
Cash and cash equivalents at end of year                                $   5,212    $   5,824    $   7,363
                                                                        -----------------------------------
Supplemental cash flow disclosures
  Cash paid during the year for:
   Interest                                                             $  32,008    $  31,582    $  30,757
   Income taxes                                                             6,815        6,232        3,412



The accompanying notes are an integral part of this statement.

Notes to Consolidated
Financial Statements

(dollars in thousands,
except per share data)

Note 1 -- Organization                  IvexPackaging Corporation (the
                                        "Company") owns 100% of the common stock of IPC, Inc. ("IPC"). The Company is a holding company with no operations of its own and IPC has no contractual obligations to distribute funds to the Company.

                                        On May 27, 1998, the Company completed a secondary offering (the "Secondary") of 4,000,000 shares of common stock of the Company. In the Secondary, the Company sold to the underwriters 500,000 previously unissued shares of common stock at an offering price of $24.00 per share yielding net proceeds of $10,707. Other selling stockholders, including members of the Company's management, sold 3,500,000 previously issued and outstanding shares of common stock owned by them. The Company did not receive any of the proceeds from the sale of shares of common stock by such selling stockholders. The proceeds of the Secondary were used to reduce borrowings under the Company's revolving credit facility.

Note 2 -- SUMMARY OF SIGNIFICANT        The preparation of financial statements
ACCOUNTING POLICIES                     in conformity with generally accepted
                                        accounting principles ("GAAP") requires
                                        management to make estimates and
                                        assumptions that affect the reported
                                        amounts of assets and liabilities and
                                        disclosure of contingent assets and
                                        liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                        PRINCIPLES OF CONSOLIDATION All the
                                        accounts of the wholly-owned
                                        subsidiaries of the Company have been
                                        consolidated. All significant
                                        inter-company transactions and accounts
                                        have been eliminated.

                                        REVENUE RECOGNITION The Company
                                        recognizes revenue upon shipment of
                                        products. Shipping and handling costs
                                        are included as a component of cost of
                                        goods sold.

                                        CASH AND CASH EQUIVALENTS The Company
                                        considers all short-term deposits with
                                        initial maturities of three months or
                                        less to be cash equivalents.

                                        ACCOUNTS RECEIVABLE

                                        December 31                                 2000           1999
                                        ---------------------------------------------------------------
                                        Accounts receivable                     $ 99,029       $103,273
                                        Less-Allowance for doubtful accounts      (2,484)        (4,993)
                                                                             --------------------------
                                                                                $ 96,545      $  98,280
                                                                             ==========================

                                        Accounts receivable from sales to
                                        customers are unsecured.

INVENTORIES Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method to determine the cost of raw materials and finished goods. Such cost includes raw materials, direct labor and manufacturing overhead.

December 31                                                2000             1999
--------------------------------------------------------------------------------
Raw materials                                           $41,167          $46,018
Finished goods                                           48,681           51,501
                                                        ------------------------
                                                        $89,848          $97,519
                                                        ========================

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

GOODWILL AND OTHER LONG-LIVED ASSETS Goodwill represents the excess purchase price over fair value of net assets acquired and is being amortized using the straight-line method over forty-year periods. Accumulated amortization was $26,434 and $23,889 as of December 31, 2000 and 1999, respectively.

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

EARNINGS PER SHARE Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the potential dilution that could occur if common stock options are exercised and is computed by dividing net income by the weighted average number of common shares outstanding, including common stock equivalent shares, issuable upon exercise of outstanding stock options, to the extent that they would have a dilutive effect on the per share amounts. Dilution of the Company's weighted average shares outstanding results from common stock issuable upon exercise of outstanding stock options (1,119 and 63,032 for the years ended December 31, 2000 and 1999, respectively).

OTHER COMPREHENSIVE INCOME Comprehensive income is defined as the sum of net income and all other non-owner changes in equity. The components of accumulated other comprehensive loss were as follows:

Year Ended December 31                         2000        1999        1998
----------------------------------------------------------------------------
Foreign currency translation adjustments     $(3,418)    $    84     $(4,615)
Minimum pension liability adjustment           1,233      (1,249)       --
                                             -------------------------------
                                             $(2,185)    $(1,165)    $(4,615)
                                             ===============================

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

OPERATING SEGMENTS The Company engages in the business of manufacturing plastic and paper packaging products for different end-use packaging applications principally with customers in North America and Europe. The Company is divided into two operating segments, Consumer Packaging and Protective Packaging, based on management decisions as to resource allocation. Consumer Packaging applications include the integrated production and conversion of oriented polystyrene sheet, other plastic sheet and paper into thermoformed and converted packaging products and the sale of plastic sheet to other packaging thermoformers. Protective Packaging applications include the manufacture and sale of converted, coated and laminated paper and plastic materials as well as the manufacture and sale of recycled kraft paper. Operating performance and decisions are based on Adjusted EBITDA of each segment which includes income from operations adjusted to exclude depreciation and amortization expenses and nonrecurring charges.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of financial instruments, other than the Company's interest rate derivative instruments (see
Note 5-Long-term Debt), approximates their estimated fair value based on market prices for the same or similar type of financial instruments.

EQUITY INVESTMENTS The Company has investments in a number of affiliates which are accounted for on the equity method. Affiliated companies in which Ivex does not have a controlling interest, or for which control is expected to be temporary, are accounted for using the equity method. The Company's share of earnings of these affiliates is included in income as earned.

RECLASSIFICATIONS The Company has reclassified shipping costs for all periods presented from net sales to cost of goods sold in accordance with the Emerging Issues Task Force ("EITF") consensus opinion, EITF No. 00-10. Among other things, this opinion requires changes to the Company's prior practice of deducting shipping costs from gross sales in arriving at net sales. Certain other amounts in the consolidated financial statements for 1999 and 1998 have been reclassified to conform to the 2000 presentation.


NOTE 3 -- ACQUISITIONS AND DIVESTITURES

SALE OF SPECIALTY COATING BUSINESS On May 26, 2000, the Company sold its Specialty Coating business to Chargeurs, SA ("Chargeurs") of Paris, France for approximately $113,000 in cash, resulting in a pre-taxgain of $42,150. The Specialty Coating business was part of the Company's former Technical Packaging operating segment and included the Newton, Massachusetts, Troy, Ohio and Bellwood, Illinois operations. The Specialty Coating business generated revenues of approximately $90,000 in 1999 and $45,000 through the date of sale in 2000. The Company is subject to certain indemnities and obligations under the terms of the sales contract.

ACQUISITIONS On April 20, 1999, Ivex acquired the electronics packaging business of Pactuco, Inc. ("Pactuco"), headquartered in Lompoc, California for a $21,000 initial payment and payments of $1,000 per year for the next five years (including non-compete agreements). Based on the operating results of the business, the purchase price could be increased by as much as $3,000 per year over the next three years. With manufacturing operations in California and Malaysia, this business provides protective packaging solutions for the computer and electronics industries and has annual sales of $35,000. On July 30,1999, Ivex acquired all of the outstanding stock of F.T.S. Holdings B.V. ("Folietechniek") headquartered in Raamsdonksveer, Netherlands for $4,792 and assumed debt of approximately $1,900. Folietechniekis a manufacturer of extruded plastic products and has annual sales of approximately $13,000.

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

The acquired businesses were financed through revolving credit borrowings under the Senior Credit Facility. All of these acquisitions were accounted for as a purchase; accordingly, the purchase price was allocated to the specific assets acquired and liabilities assumed based upon their fair value at date of acquisition. During 2000, 1999 and 1998, the Company paid additional purchase price of approximately $1,598, $5,405 and $1,500, respectively, under the terms of earnout agreements associated acquisitions completed since 1997.

The Company's consolidated financial statements include the results of operations and cash flows of these acquisitions from the purchase date. Adjusting for the full year effect of the acquisitions, unaudited pro forma net sales would have been approximately $14,000 and $80,000 higher than the Company's reported net sales in 1999 and 1998, respectively. Unaudited pro forma net income would have been $650 less in 1999 and $400 higher in 1998 than the Company's reported results. The unaudited pro forma results of operations were prepared as if these acquisitions had occurred as of the beginning of 1999 and 1998, after giving effect for certain adjustments. These unaudited pro forma results were prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of the beginning of the year, or of results which may occur in the future.

Note 4 -- Miscellaneous Other Assets

December 31                                   2000      1999
--------------------------------------------------------------
Investments in Packaging Holdings, L.L.C.    $24,942   $24,992
Non-compete agreements, net                   6,375     7,553
Deferred financing costs, net                 3,088     4,460
Other                                        10,495    10,447
                                            -----------------
                                            $44,900   $47,452
                                            =================


INVESTMENTS IN PACKAGING HOLDINGS, L.L.C. On November 19, 1998, Packaging Holdings L.L.C., a newly organized Delaware limited liability company ("Packaging") acquired (i) the business of Bagcraft Corporation of America ("Bagcraft") for a cash purchase price of $89,000 (including a two-year non-compete agreement for $5,000) and (ii) the business of the Company's Detroit paper mill facility ("Detroit") for 12% Subordinated Notes with an original face value of $12,500 (the "Packaging Notes") and an equity interest equal to 49.5% of the common stock of Packaging. The remaining equity investors in Packaging include, among others, certain members of the Company and Bagcraft management. Additionally, the Company received a $1,000 fee resulting from work performed in the formation and acquisitions of Packaging.

During 1999, Ivex contributed additional capital of $1,800 to Packaging in connection with the acquisition of International Converters, Inc. ("ICI"), a flexible packaging converter supplying product to consumer and industrial markets. In connection with the additional capital contributions necessary to finance the acquisition of ICI, the Company's ownership in Packaging decreased to 48.19%. The Company has accounted for its investment in Packaging through the equity method of accounting. The Company's equity investment asset of $10,717 differs from the underlying equity in net assets of Packaging by $7,911 due to the deferred gain on the sale of Detroit.

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

Condensed financial information for Packaging is as follows:

December 31                                                         2000                  1999
----------------------------------------------------------------------------------------------
Balance Sheet
Current assets                                                 $  61,026             $  59,550
Property, plant and equipment                                     71,108                76,131
Other assets                                                      38,321                41,627
                                         -----------------------------------------------------
Total assets                                                   $ 170,455             $ 177,308
                                         -----------------------------------------------------
Current liabilities                                            $  35,000             $  25,854
Long-term liabilities                                            102,975               113,774
Members' capital                                                  32,480                37,680
                                         -----------------------------------------------------
Total liabilities and members' capital                         $ 170,455             $ 177,308
                                         =====================================================

                                                                           For the period from
                                  For the year ended  For the year ended   November 19,1998 to
                                   December 31, 2000    December 31,1999     December 31, 1998
----------------------------------------------------------------------------------------------
Income Statement
Net sales                                  $ 229,895           $ 206,516             $  18,665
Cost of goods sold                           193,233             166,839                16,446
Operating expense                             30,702              25,971                 1,945
Interest and income taxes                     11,160              10,026                   828
                                         -----------------------------------------------------
Net income (loss)                          $  (5,200)          $   3,680             $    (554)
                                         =====================================================

At December 31, 2000 and 1999, the balance of the Packaging Notes was $16,091 and $14,275. Interest on the Packaging Notes is currently paid-in-kind at a rate of 12% on a semi-annual basis. The Packaging Notes are unsecured and mature on November 21, 2005.

Non-Compete Agreements Non-compete agreements are amortized over the related life of the agreement (generally five to ten years). At December 31, 2000 and 1999, accumulated amortization on the non-compete agreements was $2,899 and $1,740, respectively.

Deferred Financing Costs Deferred financing costs are being amortized over the term of the related debt. At December 31, 2000 and 1999, accumulated amortization was $3,522 and $2,151, respectively.

Note 5 -- Long-Term Debt      December 31                                       2000            1999
                              ----------------------------------------------------------------------
                              Senior credit facility                       $ 324,493       $ 421,075
                              Industrial revenue bonds                        35,093          39,590
                              Other                                            1,579           2,043
                                                                          --------------------------
                                Total debt outstanding                       361,165         462,708
                              Less-Current installments of long-term debt    (25,078)        (27,806)
                                                                          --------------------------
                                Long-term debt                             $ 336,087       $ 434,902
                                                                          ==========================

                              SENIOR CREDIT FACILITY On October 26,1999, the Senior Credit Facility was amended to revise certain covenants. The Company paid fees of $600 and increased the interest rate on all borrowings under the Senior Credit Facility by a range of 0.25% to 0.375% as a result of the amendment. The Senior Credit Facility is comprised of a $150,000 Term A Loan, a $150,000 Term B Loan and a $265,000 revolving credit facility (up to $65,000 of which may be in the form of letters of credit). At December 31, 2000, borrowings of $159,600 were outstanding and $65,407 was available under the revolving credit portion of the Senior Credit Facility. The Term A Loan is required to be repaid in quarterly payments totaling $22,755 in 2001, $21,881 in 2002 and $18,380 in 2003 and the Term B
                              Loan is required to be repaid in quarterly payments of $263 per quarter through September 30, 2003 and installments of $24,681 on December 31, 2003, March 31, 2004, June 30, 2004 and September 30, 2004. The interest rate of the Senior Credit Facility can be, at the election of the Company, based upon LIBOR or the Adjusted Base Rate, as defined, and is subject to certain performance pricing adjustments. The Term A Loan and loans under the revolving credit facility bear interest at rates up to LIBOR plus 1.625% or the Adjusted Base Rate plus 0.625%. At December 31, 2000, such rates are 1.375% plus LIBOR. The Term B Loan bears interest at rates up to LIBOR plus 2.0% or the Adjusted Base Rate plus 1.0%. As of December 31, 2000, such rates are 1.75% plus LIBOR. Substantially all the assets of the Company and its subsidiaries are pledged as collateral for the Senior Credit Facility. The revolving credit facility and Term A Loan will terminate on September 30, 2003 and the Term B Loan will terminate on September 30, 2004. Under the Senior Credit Facility, the Company is required to maintain certain financial ratios and levels of net worth, and future indebtedness and dividends are restricted, among other things. Limitations on dividends, advances and loans between IPC and the Company, as defined in the Senior Credit Facility, restrict substantially all of IPC's net assets.

                              The Company uses interest rate swaps and collars to modify its exposure to interest rate movements and to reduce borrowing costs. The Company's net exposure interest rate risk consists of floating rate debt instruments that are benchmarked to LIBOR. During the third quarter of 2000, the Company sold certain interest rate swaps with an aggregate notional amount of $60,000. The interest rate swaps were accounted for as hedges and effectively fixed the Company's LIBOR base rate at 5.33%on $60,000 of indebtedness through January 22, 2002. The sale resulted in a gain of $985 which is being amortized over the instrument period. As of December 31, 2000, the Company had $260,000 notional value of interest rate derivatives outstanding (described below).

                              The Company has entered into interest rate swap agreements with a group of banks having notional amounts totaling $100,000 through November 5, 2002. These agreements effectively fix the Company's LIBOR base rate for $100,000 of the Company's indebtedness at a rate of 6.12% during this period. The Company has entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling

$100,000 through November 5, 2002. These collar agreements effectively fix the LIBOR base rate for $100,000 of the Company's indebtedness at a maximum of 7.00% and allow for the Company to pay the market LIBOR from a floor of 5.55% to the maximum rate. If LIBOR falls below 5.55%, the Company is required to pay the floor rate of 5.55%. The Company has also entered into no cost interest rate collar agreements with a group of banks having notional amounts totaling $60,000 of the Company's indebtedness through November 5, 2001 at a maximum of 5.31% and allow for the Company to pay the market LIBOR from a floor of 4.47% to the maximum rate. If LIBOR falls below 4.47%, the Company is required to pay the floor rate of 4.47%. Income or expense related to settlements under these agreements is recorded as adjustments to interest expense in the Company's financial statements. The fair market value of the Company's derivative instruments outlined above approximates a loss of $574 as of December 31, 2000 and is based upon the amount at which it could be settled with a third party, although the Company has no current intention to trade any of these instruments and plans to hold them as hedges for the Senior Credit Facility.

In June1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivatives and Similar Financial Instruments and Hedging Activities. "It requires all derivative instruments to be recorded in the statement of financial position at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. The statement, as amended by SFAS No.137 and No. 138, will be effective January 1, 2001 for the Company. The initial adoption of this statement will not have a material effect on the Company's net earnings or statement of financial position.

INDUSTRIAL REVENUE BONDS Industrial Revenue Bonds requiring monthly interest payments with average effective rates during 2000 and 1999 of 6.4% and 5.6%, respectively, are due in varying amounts and dates through 2009 and are secured by certain assets of IPC. Letters of credit under the Senior Credit Facility provide credit enhancement for the Industrial Revenue Bonds.

Long-term debt principal maturities are as follows:

--------------------------------------------------------------------------------

               2001                                          $ 25,078
               2002                                            23,192
               2003                                           203,727
               2004                                            74,310
               2005                                             4,241
               Thereafter                                      30,617
                                                              -------
                                                             $361,165
                                                              =======

Note 6--Income Taxes

The components of the income tax provision shown in the consolidated statements of operations are as follows:

Year Ended December 31                      2000            1999            1998
--------------------------------------------------------------------------------
Current provision (benefit):
 Federal                                $    804        $   (660)        $   979
 State                                     3,361             865           1,163
 Foreign                                   3,383           3,615           3,847
Deferred provision                        21,445           8,106          12,749
                                        --------        --------        --------
                                        $ 28,993        $ 11,926        $ 18,738
                                        ========        ========        ========

The provision recognized for income taxes differs from the amount determined by applying the U.S. federal income tax rate of 35% due to the following:

Year Ended December 31                                 2000       1999      1998
--------------------------------------------------------------------------------
Income before income taxes                         $ 69,317   $ 37,168  $ 46,932
                                                   ========   ========  ========
Computed expected provision at the statutory rate $ 24,261 $ 13,009 $ 16,426 Adjustments to the computed expected provision
 (benefit) resulting from:
Increase to (reduction of) valuation allowance           40     (1,400)       --
Amortization of goodwill                              2,965        598       536
State income taxes, net                               2,195        562       756
Other, net                                             (468)      (843)    1,020
                                                   --------   --------  --------
                                                   $ 28,993   $ 11,926  $ 18,738
                                                   ========   ========  ========

                                    U.S. federal deferred tax liabilities
                                    (assets) are comprised of the following:

                                    December 31                                             2000               1999
                                    -------------------------------------------------------------------------------
                                    Depreciation                                       $  36,278          $  39,956
                                    Basis differences of acquired assets                   1,454              2,182
                                                                                   --------------------------------
                                      Total deferred tax liabilities                      37,732             42,138
                                                                                   ================================
                                    Self insurance reserves                               (1,256)            (1,595)
                                    Management compensation accrual                       (2,765)            (3,482)
                                    Other                                                 (8,348)            (2,646)
                                    Tax credit carryovers                                 (5,522)            (3,805)
                                    Net operating loss carryovers                         (9,669)           (38,738)
                                                                                   --------------------------------
                                      Total deferred tax assets                          (27,560)           (50,266)
                                      Valuation allowance on deferred tax assets           2,234              2,194
                                                                                   --------------------------------
                                    Net deferred tax assets                              (25,326)           (48,072)
                                                                                   ================================
                                    Deferred tax (asset) liability                     $  12,406          $  (5,934)
                                                                                   ================================

                                    The Company's foreign and state deferred tax liabilities at December 31, 2000 and 1999 of $4,456 and $1,351, respectively, arose primarily due to differences between book and tax depreciation.

                                    At December 31, 2000, the Company has U.S.
                                    federal net operating loss carryovers,
                                    including the net operating loss carryovers of IPC, for income tax reporting purposes of approximately $27,626. These carryovers expire between 2005 and 2012. In the event of a change in ownership of the Company these net operating loss carryovers may be limited.

                                    During 1999, the Company determined that it was more likely than not that its net operating loss carryovers in the United Kingdom would be realized. As such, the Company reversed $1,400 of its valuation reserve. Additionally during 1999, the Company recorded a $1,172 nonrecurring tax benefit in its income tax provision resulting from the carry back of certain tax losses.

Note 7 -- Employee Benefit Plans    At December 31, 2000, the Company maintained
                                    defined benefit plans for certain employees at its Joliet, Illinois, Bridgeview,
                                    Illinois (frozen plan) and Chagrin Falls,
                                    Ohio facilities. At December 31, 1999 and
                                    1998, the Company maintained defined benefit plans for certain employees at its Newton, Massachusetts and Troy, Ohio facilities.
                                    Such facilities and the related defined
                                    benefit plan obligations were sold in
                                    connection with sale of the Specialty
                                    Coating business during the year ended
                                    December 31, 2000. Plan assets of the
                                    Company's defined benefit plans are invested in money market, equity and bond funds.

The following table sets forth the funded status of these plans as of the date of the latest available actuarial valuation.


December 31                                                           2000        1999
--------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                           $ 18,965    $ 17,875
Service cost                                                           207         348
Interest cost                                                          737       1,333
Actuarial gain                                                          40         743
Benefits paid                                                         (978)     (1,334)
Specialty Coating divestiture                                      (14,952)         --
                                                                ----------------------
Benefit obligation at end of year                                 $  4,019    $ 18,965
                                                                ======================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                    $ 18,741    $ 17,189
Actual return (loss) on plan assets                                    329       2,011
Company contributions                                                  283         875
Benefits paid                                                         (997)     (1,334)
Specialty Coating divestiture                                      (14,696)         --
                                                                ----------------------
Fair value of plan assets at end of year                          $  3,660    $ 18,741
                                                                ======================
RECONCILIATION OF PREPAID (ACCRUED) AND TOTAL AMOUNT RECOGNIZED
Funded status                                                     $   (359)   $   (224)
Unrecognized net actuarial loss                                        370       1,272
Unrecognized prior service costs                                        63       1,241
Unrecognized net transition (asset) obligation                         (18)        204
                                                                ----------------------
Net amount recognized                                             $     56    $  2,493
                                                                ======================
AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
Prepaid benefit cost                                              $    861    $  3,047
Accrued benefit liability                                             (823)     (3,205)
Intangible asset                                                         2       1,402
Accumulated other comprehensive income                                  16       1,249
                                                                ----------------------
Net amount recognized                                             $     56    $  2,493
                                                                ======================

Net periodic pension expense related to the defined benefit plans for the years ended December 31, 2000, 1999 and 1998 is comprised of the following components:

Year Ended December 31                              2000        1999       1998
-------------------------------------------------------------------------------
Weighted Average Assumptions
  Discount rate                                      7.5%        7.5%       7.5%
  Expected long-term rate of return on assets        9.0%        9.0%       9.0%
  Expected rate of compensation increase            0%-5%       0%-5%      0%-5%
Components of Net Periodic Pension Expense
  Service cost                                    $  207     $   348    $   320
  Interest cost                                      737       1,333      1,282
  Expected return on plan assets                    (885)     (1,533)    (1,422)
  Amortization of transition obligation              139         313        234
                                                 ------------------------------
Net periodic pension expense                      $  198     $   461    $   414
                                                 ==============================


The charge to operations under the Company's defined contribution plans was approximately $3,576, $3,580 and $3,077 for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 8--Stockholders' Equity

THE 1997 STOCK INCENTIVE PLAN In connection with the Company's 1997 initial public offering, the Company adopted the Ivex Packaging Corporation 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan") which authorizes the grant of stock options at a fair market value, as defined, to participants with respect to a maximum of 2,000,000 shares of the Company's common stock.

The following nonqualified options were granted under the 1997 Stock Incentive
Plan:

Year Ended December 31                                     2000            1999           1998
-----------------------------------------------------------------------------------------------
Options outstanding at the beginning of the year      1,290,168         881,501         467,500
Granted                                                 478,500         523,000         449,500
Exercised                                                    --         (16,001)             --
Cancelled                                              (120,167)        (98,332)        (35,499)
                                                   --------------------------------------------
Options outstanding at the end of the year            1,648,501       1,290,168         881,501
                                                   ============================================

At December 31, 2000, the exercise prices of outstanding options range from $7.56 to $23.25, with a weighted average of $14.84. At December 31, 2000, 731,616 of such options were exercisable. The outstanding options vest over a period of three years from the date of grant and expire on dates in a range from September 30, 2007 to December 31, 2009.



(54-55) Ivex Packaging Corporation

The 1999 Stock Option Plan for Non-Employee Directors On May 11, 1999, the Company adopted the Ivex Packaging Corporation 1999 Stock Option Plan for Non-Employee Directors (the "1999 Director Stock Option Plan") which authorizes the grant of stock options at a fair market value, as defined, to participants with respect to a maximum of 100,000 shares of the Company's common stock. During 2000 and 1999, respectively, 12,000 and 8,000 stock options were granted with an exercise price of $9.00 and $19.88, respectively and all such options were outstanding at December 31, 2000 and 1999. The options vest over a period of three years from the date of grant and expire on May 12, 2009.

The IPC Option Plan IPC and the Company established a stock option plan (the "IPC Option Plan") for certain key executives, effective January 1, 1993. On September 30, 1997, options granted under this plan were exchanged for newly issued shares of the Company's common stock and newly issued stock options (the "IPC Options") exercisable for 817,067 shares of the Company's common stock at an option price of $16.00 (fair market value at the date of grant). Such options expire in 2007 and are fully vested and exercisable.

The following table summarizes the activity for the IPC Options:

Year Ended December 31                                2000       1999      1998
--------------------------------------------------------------------------------
Options outstanding at the beginning of the year   812,465    812,465   817,067
Granted                                                 --         --        --
Exercised                                               --         --    (4,602)
                                                  ------------------------------
Options outstanding at the end of the year         812,465    812,465   812,465
                                                  ==============================

In connection with the exchange of the options granted under the IPC Option
Plan for newly issued shares of the Company's common stock, the Company granted loans (the "Management Receivable") to participants in the IPC Option Plan to pay the income tax associated with the newly issued shares of the Company's common stock. In addition, the Company recorded an accrual of the future
Company payments to senior management of an amount which (after taxes) will enable such management to pay interest on the Management Receivable. As of December 31, 2000 and 1999, the balance of this management compensation accrual is $7,899 and $9,175, respectively. The Management Receivable bears interest at the minimum applicable federal rate at the date of funding (averaging approximately 6.5%) and are secured only by the newly issued shares of stock exchanged for the IPC options and are non recourse to any other personal assets.

Employee Stock Purchase Plan On April 26, 2000, the stockholders approved the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides for eligible employees of the Company and certain designated subsidiaries to purchase the Company's common stock at a discount from fair market value through automatic payroll deductions. A total of 300,000 shares of the Company's common stock have been reserved for issuance under the Purchase Plan for each fiscal year occurring during the term of such plan. During 2000, employees purchased 76,235 shares of the Company's common stock under the Purchase Plan.

SFAS 123 DISCLOSURES On a pro forma basis, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date, the Company's net income and diluted earnings per share would have been as follows:

Year Ended December 31                                   2000      1999    1998
--------------------------------------------------------------------------------
Net income                                            $39,301   $24,406  $27,865
                                                     ===========================
Diluted earnings per share                            $  1.93   $  1.16  $  1.33
                                                     ===========================

The Company's pro forma net income was determined under the assumption that options granted were fully earned with equal vesting over the three years from date of grant. The fair value of the options granted was estimated on the date earned using the Black-Scholes option-pricing model and utilized the following weighted-average assumptions:

Year Ended December 31                                    2000     1999    1998
--------------------------------------------------------------------------------
Dividend yield                                            0.00%    0.00%   0.00%
Volatility                                               35.00%   35.00%  25.00%
Risk-free interest rate                                   5.80%    6.45%   5.50%
Expected lives                                          3 years  3 years 3 years
Fair value of options (weighted-average)                 $ 3.30   $ 3.99  $ 3.61

NOTE 9--RELATED PARTY TRANSACTIONS

Pursuant to a consulting agreement, Packaging pays IPC a fixed annual consulting fee for certain services rendered to Packaging by IPC. During 2000 and 1999, the Company recorded consulting fee income of $750 and $625 related to this agreement. See Note 4-"Miscellaneous Other Assets."

NOTE 10--COMMITMENTS AND CONTINGENCIES

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

The Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes and the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in regulatory proceedings and inquiries relating to compliance with environmental laws, permits and other environmental matters. The Company is currently involved with environmental remediation and ongoing maintenance at certain of its facilities. The Company believes that the costs of such remediation have been adequately reserved for and that such costs are unlikely to have a material adverse effect on the Company. No assurance can be given, however, that additional environmental issues relating to the presently known remediation matters or identified sites or to other sites or matters will not require additional investigation, assessment or expenditures.

From time to time, the Company is involved in cases arising under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). These cases generally involve sites, which allegedly have received wastes from current or former Company locations. During 2000, the Company's subsidiary, Crystal Thermoplastics, Inc., responded to an information request from the United States Environmental Protection Agency ("EPA") regarding the J.M. Mills Landfill in Rhode Island. Since filing such response, the Company has not received any further notifications regarding such site. Also, the Company's subsidiary, CFI Industries, Inc., was notified by EPA and the United States Department of Justice that a predecessor-company was a potentially-responsible-party ("PRP"), in cooperation with other parties, with respect to the Agriculture Street Landfill in New Orleans, Louisiana by virtue of having allegedly recycled and generated municipal and commercial waste during the time period from approximately 1948 to 1952. The Company believes that it is not reasonably possible that its potential liability, if any, with respect to the known issues at these sites is likely to have a material adverse effect on the Company; however, because liability under CERCLA is joint and several and because the remediation costs at the New Orleans site are reported to be approximately $30,000 to $40,000, there can be no assurance that such liabilities would not have a material adverse effect on the Company.

The Company has accrued approximately $1,335 and $1,600 relating to environmental matters at December 31, 2000 and 1999, respectively. The Company's environmental liabilities are not discounted and do not take into consideration any possible recoveries of future insurance proceeds. Because of the uncertainties associated with environmental assessment and remediation activities, future expenses to remediate the currently identified sites could be higher than the accrued liability. While the amount of ultimate costs associated with known environmental matters cannot be determined at this time, management believes, that absent any unforeseen future developments, these environmental matters will not have a material adverse effect on the Company. Although, no assurance can be given that additional issues relating to presently known sites or to other sites will not require additional investigation or expenditures.

IPC leases certain of its facilities and equipment under non-cancelable operating leases, some of which contain renewal options, escalation clauses and requirements that IPC pay taxes, insurance and maintenance costs.

Approximate future minimum annual rental payments under non-cancelable operating lease agreements are as follows:

--------------------------------------------------------------------------------
    2001                                                    $ 7,500
    2002                                                      5,839
    2003                                                      4,298
    2004                                                      3,178
    2005                                                      3,853
    Thereafter                                                5,007

Rent expense under operating leases included in the accompanying statements of operations aggregated approximately $10,345, $7,565 and $8,073 during 2000, 1999 and 1998, respectively.

Note 11 -- Reporting Segments

In connection with the sale of the Company's Specialty Coating business, Ivex realigned its operating segments based on management decisions as to resource allocation. The Consumer Packaging group now includes the medical and electronics product group, leaving the Company's Protective Packaging product group as a separate operating segment. All historical information has been restated to reflect the realignment.

Operating segment information based on Adjusted EBITDA is as follows:

Year Ended December 31                        2000       1999       1998
--------------------------------------------------------------------------------
Consumer Packaging
  Net Sales                                   $547,426   $488,037   $403,461
  Adjusted EBITDA                               87,193     86,033     77,425
  Total Assets                                 487,684    467,127    381,554
  Purchase of property, plant and equipment     34,388     33,440     26,250
Protective Packaging
  Net Sales                                    163,525    187,935    231,251
  Adjusted EBITDA                               25,512     30,970     37,948
  Total Assets                                  85,295    141,115    126,944
  Purchase of property, plant and equipment      4,867     11,078     12,382

The reconciliation of the operating segment information to the Company's consolidated financial statements is as follows:

Year Ended December 31                        2000         1999         1998
--------------------------------------------------------------------------------
NET SALES
  Consumer Packaging                        $ 547,426    $ 488,037    $ 403,461
  Protective Packaging                        163,525      187,935      231,251
                                            ------------------------------------
   Total                                    $ 710,951    $ 675,972    $ 634,712
                                            ------------------------------------
INCOME BEFORE INCOME TAXES
  Adjusted EBITDA:
   Consumer Packaging                       $  87,193    $  86,033    $  77,425
   Protective Packaging                        25,512       30,970       37,948
   Corporate                                   (6,944)      (8,159)      (7,622)
                                            ------------------------------------
     Total                                    105,761      108,844      107,751
  Depreciation expense                        (36,914)     (35,545)     (31,828)
  Amortization expense                         (3,652)      (3,436)      (2,196)
  Special benefit                                --           --          2,766
  Restructuring charge                         (4,000)      (4,950)        --
  Income (loss) from equity investments        (1,659)       3,012         --
  Gain on sale                                 42,150         --           --
  Interest expense                            (32,369)     (30,757)     (29,561)
                                            ------------------------------------
   Income before income taxes               $  69,317    $  37,168    $  46,932
                                            ====================================

PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
   Consumer Packaging                       $  34,388    $  33,440    $  26,250
   Protective Packaging                         4,867       11,078       12,382
   Corporate                                    1,661        3,805        1,505
                                            ------------------------------------
     Total                                  $  40,916    $  48,323    $  40,137
                                            ====================================


December 31                                   2000         1999         1998
--------------------------------------------------------------------------------
TOTAL ASSETS
  Consumer Packaging                        $ 487,684    $ 467,127    $ 381,554
  Protective Packaging                         85,295      141,115      126,944
  Corporate                                    19,784       32,345       47,647
                                            ------------------------------------
   Total                                    $ 592,763    $ 640,587    $ 556,145
                                            ====================================

                                    FOREIGN OPERATIONS The Company has
                                    operations in the United States, Canada, Europe and Southeast Asia. The following table allocates net sales and identifiable assets between U.S. operations and non-U.S. operations based on manufacturing locations.

                                    Year Ended December 31                        2000            1999              1998
                                    ------------------------------------------------------------------------------------
                                    NET SALES
                                      United States                          $ 549,997       $ 542,154         $ 534,654
                                      Canada                                    67,102          60,123            67,206
                                      Other foreign subsidiaries                93,852          73,695            32,852
                                                                         -----------------------------------------------
                                                                             $ 710,951       $ 675,972         $ 634,712
                                                                         ===============================================

                                    December 31                                   2000            1999              1998
                                    ------------------------------------------------------------------------------------
                                    IDENTIFIABLE ASSETS
                                      United States                          $ 463,352       $ 528,932         $ 479,129
                                      Canada                                    57,575          51,684            45,184
                                      Other foreign subsidiaries                71,836          59,971            31,832
                                                                         -----------------------------------------------
                                                                             $ 592,763       $ 640,587         $ 556,145
                                                                         ===============================================

Note 12 -- Restructuring Charges    2000 RESTRUCTURING CHARGE During 2000, Ivex
                                    recorded a restructuring charge of $4,000
                                    (the "2000 Restructuring Charge") related to facility exit costs and a management restructuring of the European converting operations and the additional charges incurred for the consolidation of the Sparks, Nevada facility.

                                    The Company recorded expense of$2,600
                                    related to facility exit costs associated with closing certain European operations. The Company also recorded expense of $756 related to severance and other employee costs resulting from the restructuring of its European operations, which the Company expects to complete by early 2001. Additionally, the Company recognized an asset impairment of $194 in connection with the consolidation of the Sparks, Nevada facility. The remaining balance of the 2000 Restructuring Charge of $450 consisted of severance and other employee costs associated with completing the consolidation of the Sparks, Nevada facility. The closure of the Sparks, Nevada facility was part of a reorganization of the medical and electronics product group. During the third quarter of 2000, Ivex recorded expense of $267 related to severance costs associated with its Enniskillen, Northern Ireland facility and $365 related to severance costs associated with the management reorganization of the medical and electronics product group.

                                    1999 Restructuring Charge During 1999, Ivex recorded a restructuring charge of $4,950 (the "1999 Restructuring Charge") related to facility exit costs and certain asset impairments associated with closing the Hollister, California manufacturing facility, rationalizing and realigning manufacturing capacity in certain of the Company's businesses, including the Sparks, Nevada facility, and exiting Ultra Pac's joint venture in Chile.

The Company recorded expense of $4,000 related to exit costs for the Hollister, California manufacturing facility. The Company is committed to an operating lease of the facility through March 1, 2008. The $4,000 expense included an accrual for the estimated difference between the lease commitment and expected sublease proceeds of $2,758. During the third quarter of 2000, the Company entered into a sublease for the Hollister facility that is expected to generate proceeds $632 greater than initially estimated. Accordingly, the restructuring reserve was reduced for this change in estimate in 2000.

The Company also recorded expense of $450 as a result of the implementation of a manufacturing capacity rationalization plan during the fourth quarter of 1999 which resulted in closing the Sparks, Nevada facility and removing Protective Packaging production from the Grove City, Pennsylvania facility. The planned consolidations were completed as of the second quarter of 2000.

Based on continued operating losses and poor cash flow from Ultra Pac's joint venture agreement in Chile, the Company recorded an asset impairment of $500 representing the difference between the Company's investment in the joint venture of $875 in the form of common stock, trade receivables and machinery and equipment transfers and the estimated realizable value of such investments.

During 2000, the Company made payments related to its restructuring reserves totaling $1,555. The remaining balance sheet reserve at December 31, 2000 related to 2000 and 1999 Restructuring Charges was $5,086, representing $1,571 of future lease commitment at the Hollister facility, net of estimated sublease proceeds, $162 of severance cost associated with the management reorganization of the medical and electronics group and remaining payments to complete the closure of the Sparks, Nevada facility, and $3,353 of severance, contractual obligations and facility exit costs associated with closing certain European operations.

The reserves for restructuring charges are as follows:

                                              Medical and
                                   Hollister  Electronics    Europe     Total
------------------------------------------------------------------------------
Balance at December 31, 1999       $ 2,750      $    85         --     $ 2,835
  Additions                             --          450    $ 3,356       3,806
  Payments/Reductions                 (547)        (738)      (270)     (1,555)
  Adjustments                         (632)         365        267          --
                                   -------------------------------------------
Balance at December 31, 2000       $ 1,571      $   162    $ 3,353     $ 5,086
                                   ===========================================

Note 13 -- Unaudited Quarterly Results

Summarized unaudited quarterly data for the years ended December 31, 2000 and 1999 are as follows:


Quarter Ended                March 31, 2000   June 30, 2000    September 30, 2000    December 31, 2000
------------------------------------------------------------------------------------------------------
Net sales(1)                    $181,512          $188,978          $172,269              $168,192
Gross profit                      36,900            37,617            33,631                33,663
Income from operations            15,721            13,150            16,951                15,373
Net income                         4,237            24,313             6,026                 5,747
Diluted earnings per share:
  Net income                    $   0.21          $   1.20          $   0.30              $   0.28


Quarter Ended                March 31, 1999   June 30, 1999    September 30, 1999    December 31, 1999
------------------------------------------------------------------------------------------------------
Net sales(1)                    $150,421          $168,133          $175,208              $182,210
Gross profit                      37,192            40,355            37,852                37,658
Income from operations            16,642            19,546            17,644                11,081
Net income                         6,193             8,126             7,674                 3,249
Diluted earnings per share:
  Net income                    $   0.29          $   0.39          $   0.37              $   0.16


(1)The Company has reclassified shipping costs for both current and prior periods from net sales to cost of goods sold in accordance with EITF consensus opinion No.00-10.

Note 14 -- Stockholders Rights Plan

On February 10, 1999, the Board of Directors adopted a Stockholder in which rights were distributed as a dividend at the rate of one Rights Plans Right for each share of common stock, par value $0.01 per share, of the Company held by stockholders of record as of the close of business on March 16, 1999. The Rights Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on February 10, 2009.

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

Report of Independent Accountants



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF IVEX PACKAGING CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Ivex Packaging Corporation ("the Company") and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Chicago, Illinois
January 29, 2001




(64-65) Ivex Packaging Corporation

Corporate and
Investor Information

Board of Directors        GEORGE V. BAYLY                                           ANTHONY P. SCOTTO(2)
                          Chairman, President and Chief Executive Officer           Managing Director, Oak Hill Partners
                          Ivex Packaging Corporation
                                                                                    WILLIAM J. WHITE(1,2)
                          FRANK V. TANNURA                                          Retired, Chairman, Bell and Howell Company
                          Executive Vice President and Chief Financial Officer
                          Ivex Packaging Corporation                                (1)member of audit committee

                                                                                    (2)member of compensation committee
                          GLENN R. AUGUST
                          Managing Director, Oak Hill Partners

                          R. JAMES COMEAUX(1)
                          President, Management Associates

Officers                  GEORGE V. BAYLY                                           DENNIS W. HADLEY
                          Chairman, President and Chief Executive Officer           Vice President, Human Resources

                          FRANK V. TANNURA                                          G. DOUGLAS PATTERSON
                          Executive Vice President and Chief Financial Officer      Vice President and General Counsel

                          GORDON B. BONFIELD                                        DAVID E. WARTNER
                          Executive Vice President and Chief Operating Officer      Vice President and Corporate Controller

                          RICHARD R. COTE
                          Vice President and Treasurer

Stockholder Information       CORPORATE OFFICES                             ANNUAL MEETING
                              100 Tri-State Drive, Suite 200                The Annual Meeting of stockholders is scheduled
                              Lincolnshire, Illinois 60069                  to be held on Wednesday, May 9, 2001 at 9:00 A.M.
                              847.945.9100                                  at the Company's corporate headquarters in
                              www.ivexpackaging.com                         Lincolnshire, Illinois.

                              INVESTOR CONTACTS                             TRANSFER AGENT
                              Richard R. Cote                               First Chicago Trust Company,
                              Vice President and Treasurer                  a Division of EquiServe
                              847.374.4324                                  P.O. Box 2500
                                                                            Jersey City, New Jersey 07303.2500
                              Tricia A. Kelly
                              Manager Investor Relations                    LEGAL COUNSEL
                              847.374.4313                                  Skadden, Arps, Slate, Meagher and Flom
                                                                            Chicago, Illinois
                              NEWS RELEASES
                              Copies of recent news releases are            AUDITOR
                              available at no charge through PR             PricewaterhouseCoopers LLP
                              Newswire (IVEX code #123480)
                              800.758.5804
                              www.prnewswire.com

Common Stock The Company's Common Stock is listed on the New York and Chicago Stock Exchanges trading symbol [IXX].

The Company is currently subject to certain covenants in loan documents that limit the payment of cash dividends.

No dividends were paid in 2000 and 1999.


QUARTER ENDED          March 31, 2000     June 30, 2000       September 30, 2000     December 31, 2000
--------------------------------------------------------------------------------------------------------
    High                    10.50             11.13             11.88                      11.50
    Low                      5.13              7.63              9.25                       8.13


QUARTER ENDED          March 31,1999     June 30,1999         September 30,1999      December 31,1999
--------------------------------------------------------------------------------------------------------
   High                     26.13             22.00             22.50                      12.88
   Low                      13.63             13.75              9.75                       6.88

              design  Petrick Design        photography  Howard Bjornson          printing  Lake County Press

Ivex is a specialty packaging company
that designs and manufactures plastic
and paper-based packaging for high
growth niche markets, including food,
medical, electronic and industrial.












Ivex Packaging Corporation
100 Tri-State Drive Suite 200
Lincolnshire Illinois 60069